Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT
dated as of August 1, 2019
by and among
CAMPBELL SOUP COMPANY
and
SNACKING INVESTMENTS BIDCO PTY LIMITED

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(continued)

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EXHIBITS
Exhibit A – Transferred Subsidiaries
Exhibit B – Transferred IP
Exhibit C – Definitions
Exhibit D – Transaction Accounting Principles; Reference Working Capital Statement; Reference Indebtedness Statement
Exhibit E – IP Assignment Agreement
Exhibit F – Patent and Technology License Agreement
Exhibit G – Transition Services Agreement
Exhibit H – Trademark License Agreement
Exhibit I – V-7 Supply Agreement
Exhibit J – Finished Goods Supply Agreements
Exhibit K-1 – Equity Commitment Letter
Exhibit K-2 – Limited Guarantee
Exhibit L – Debt Commitment Documentation
Exhibit M – Pre-Closing Reorganization Transactions
Exhibit N  – Sale and Lease-Back Indemnity Limitation
Exhibit O – Capex Forecast

v

This STOCK AND ASSET PURCHASE AGREEMENT, dated as of August 1, 2019 (this “Agreement”), is made by and among Snacking Investments BidCo Pty Limited, an Australian private company (“Buyer”), and Campbell Soup Company, a New Jersey corporation (“Parent”).
RECITALS
WHEREAS, Parent and one or more of its subsidiaries operate the business (the “Business”) of developing, making, manufacturing, processing, packaging, distributing, supplying and/or selling products (i) under the ARNOTT’s, KIMBALL and COUNTRY LADLE brand and sub-brands, including SHAPES, TIMTAM, JATZ, VITA-WHEAT, CRUSKITS, SALADA, TINY TEDDY, NYAM NYAM and GOOD TIME brands and (ii) in the countries listed on Exhibit C to the Trademark License Agreement (as defined below) under the CAMPBELL’S, SWANSON, V8, PREGO, CHUNKY, CAMPBELL’S CHUNKY, CAMPBELL’S REAL STOCK, M’M M’M GOOD, PURPLE POWER, POWER BLEND, WAKE UP & SHAKE UP, CAMPBELL’S COUNTRY LADLE and CAMPBELL’S WELL YES! brands, and including, but not limited to, POWER BLEND and PURPLE POWER sub-brands;
WHEREAS, immediately prior to the Closing (as defined below), after completion of the Pre-Closing Reorganization Transactions (as defined below), (i) Campbell Hong Kong Limited, a Hong Kong limited company (“Seller” and together with Parent, the “Seller Parties”) will directly, or in the case of Parent, indirectly, own all of the outstanding equity interests of Aust Holdco (as defined below) (the “Transferred Interests”), and (ii) Aust Holdco will own, directly or indirectly, all of Parent’s interest in each of the entities listed on Exhibit A to this Agreement (such entities, the “Transferred Subsidiaries” and together with Aust Holdco, the “Transferred Companies”);
WHEREAS, Parent wishes to sell and assign to Buyer and Buyer wishes to purchase and assume from Parent, the Transferred IP and any related rights and Liabilities, and Parent wishes to cause Seller to sell to Buyer, and Buyer wishes to purchase from Seller, the Transferred Interests, in each case upon the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (i) Buyer has delivered to Parent a true, correct and complete copy of the Equity Commitment Letter (attached hereto as Exhibit K-1) pursuant to which the Sponsors have committed, subject to the terms and conditions therein, to provide to Buyer equity funding for purposes of financing the transactions contemplated by this Agreement, and (ii) the Sponsors are entering into a limited guarantee, dated as of the date hereof, in favor of Parent (the “Limited Guarantee”, a true, correct and complete copy of which is attached hereto as Exhibit K-2) with respect to certain obligations of Buyer under this Agreement;
NOW, THEREFORE, in consideration of the premises and mutual covenants, representations, warranties and agreements hereinafter set forth and intending to be legally bound, the parties to this Agreement agree as follows:

Article I

DEFINITIONS
Section 1.01 Certain Defined Terms.  Capitalized terms used in this Agreement shall have the meanings specified in Exhibit C to, or elsewhere in, this Agreement.
Article II

PURCHASE AND SALE
Section 2.01 Purchase and Sale of Transferred Interests.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent shall cause Seller to, convey, assign, transfer and deliver, as legal and beneficial owners, to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws), all right, title and interest in and to the Transferred Interests.
Section 2.02 Purchase and Sale of Transferred IP.
(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent shall, and shall cause its Affiliates to, convey, assign, transfer and deliver, as legal and beneficial owner, to Buyer and/or one or more Affiliate of Buyer (which may be one or more Transferred Companies) designated in writing by Buyer at least five (5) Business Days prior to the Closing (collectively, “Buyer IP Affiliates”), and Buyer and/or such Buyer IP Affiliate(s) shall purchase, acquire and accept from Parent and its applicable Affiliates, free and clear of all Liens (other than Permitted Exceptions), all right, title and interest in and to the Transferred IP.
(b) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer and/or one or more Buyer IP Affiliates shall assume, all Liabilities primarily arising from the exploitation of the Transferred IP after the Closing Date.
Section 2.03 Closing.  The closing of the sale and purchase of the Transferred Interests and the Transferred IP (the “Closing”) shall take place at 10:00 a.m. New York time at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, or such other place as Parent and Buyer may agree in writing, on the Business Day immediately following the last calendar day of Parent’s fiscal month (it being understood that Parent’s fiscal month end may not be a calendar month end) immediately following the first date on which all of the conditions set forth in Section 8.01, Section 8.02, and Section 8.03 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time) (such last calendar day, “Parent’s Fiscal Month End” and the date on which the Closing takes place being the “Closing Date”); provided that the Closing Date shall not occur before the earlier of (i) thirty (30) days from the first date on which both of the conditions set forth in Section 8.01(a) and Section 8.03(c) are satisfied and (ii) November 25, 2019 (the “Inside Date”); provided, further, that, if the first date on which all of the conditions set forth in Section 8.01, Section 8.02, and Section 8.03 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time) is less than ten (10) Business Days prior to the Parent’s Fiscal Month End, then subject to the foregoing proviso and the continuing satisfaction of the conditions set forth in Section 8.01, Section 8.02, and Section 8.03, the Closing Date shall be the first Business Day immediately following the last calendar day of the immediately subsequent Parent’s fiscal month (unless otherwise mutually agreed by the parties in writing).

Section 2.04 Purchase Price.  The aggregate “Purchase Price” for the Transferred Interests, the Transferred IP and the rights under the Trademark License Agreement shall be an amount in cash equal to $2,200,000,000 (the “Base Payment”), of which $1,975,000,000 shall be allocated to the sale of the stock of Aust Holdco, $205,000,000 shall be allocated to the sale of the Transferred IP and $20,000,000 shall be allocated to the Trademark License Agreement.  The Base Payment shall be adjusted as a result of the Closing Adjustment, if any, pursuant to Section 2.05 (the “Closing Payment”), and as a result of the post-Closing adjustment, if any, pursuant to Section 2.08.  The Closing Payment shall be paid to an account or accounts designated by Parent in the Closing Notice.
Section 2.05 Closing Adjustment.  Not less than ten (10) Business Days prior to the anticipated Closing Date, Parent shall provide Buyer with a notice (the “Closing Notice”) that includes the following:
(a) a “Statement of Estimated Cash and Indebtedness”, prepared by Parent in good faith in accordance with the Transaction Accounting Principles and in the format of the Reference Indebtedness Statement set forth in Exhibit D, setting forth the estimated Closing Cash (“Estimated Closing Cash”) and estimated Closing Date Indebtedness (“Estimated Closing Debt”);
(b) a “Statement of Estimated Working Capital”, prepared by Parent in good faith in accordance with the Transaction Accounting Principles and in the format of the Reference Working Capital Statement set forth in Exhibit D, setting forth the estimated Closing Date Working Capital (“Estimated Working Capital”);
(c) Parent’s determination of the “Closing Adjustment”, which shall be an amount (which, for the avoidance of doubt, may be positive or negative) equal to (i) the amount of Estimated Closing Cash, minus (ii) the amount of Estimated Closing Debt, plus (iii) the amount of Estimated Working Capital Adjustment (which, for the avoidance of doubt, may be positive or negative);
(d) taking into account the Closing Adjustment, the estimated Purchase Price at Closing, calculated as follows, (i) if the Closing Adjustment is a positive amount, then the Base Payment will be increased by an amount equal to the Closing Adjustment, (ii) if the Closing Adjustment is a negative amount, then the Base Payment will be reduced by the absolute amount of the Closing Adjustment or (iii) if the Closing Adjustment is zero, then the Base Payment will not be adjusted (such amount as calculated pursuant to this clause (d), the “Estimated Purchase Price”); and

(e) the account or accounts to which Buyer shall pay the Closing Payment.
Section 2.06 Closing Deliveries by the Seller Parties.  At the Closing, Parent shall deliver or cause Seller to deliver to Buyer:
(a) a duly executed instrument of transfer of the Transferred Interests in favor of the Buyer, together with share certificates relating to the Transferred Interests;
(b) a counterpart(s) of the IP Assignment Agreement(s), which effects the assignment of the Transferred IP, substantially in the form attached hereto as Exhibit E (the “IP Assignment Agreement”), duly executed by Parent and/or its applicable Subsidiaries;
(c) a counterpart of the Patent and Technology License Agreement, substantially in the form attached hereto as Exhibit F (the “Patent and Technology License Agreement”), duly executed by Parent and its applicable Subsidiaries (if any);
(d) a counterpart of the Transition Services Agreement, substantially in the form attached hereto as Exhibit G (the “Transition Services Agreement”), duly executed by Parent and its applicable Subsidiaries (if any);
(e) a counterpart of the Trademark License Agreement, substantially in the form attached hereto as Exhibit H (the “Trademark License Agreement”), duly executed by Parent and its applicable Subsidiaries (if any);
(f) a counterpart of the V-7 Supply Agreement, substantially in the form attached hereto as Exhibit I (the “V-7 Supply Agreement”), duly executed by Campbell Soup Supply Company L.L.C.;
(g) counterparts of the Finished Goods Supply Agreements, substantially in the form attached hereto as Exhibit J (collectively, the “Finished Goods Supply Agreements”), duly executed by Parent and/or its applicable Subsidiaries;
(h) if requested by Buyer in writing (not less than ten (10) Business Days prior to Closing), resignation letters from the directors, managers or officers who are not employees of the Transferred Companies, as the case may be, or evidence of removal of such directors, managers or officers, as the case may be, of each Transferred Company, effective upon the Closing;
(i) valid resolutions of the boards of the Transferred Companies, pursuant to which (i) the persons notified by Buyer to Parent (not less than ten (10) Business Days prior to Closing, unless a longer period of time is required by Law to effect the matters set forth in this Section 2.06(i), in which case Parent shall be excused effecting the appointments hereunder) are appointed as directors or officers (as applicable) of the Transferred Companies, (ii) the authorized signatories of each of the Transferred Companies are changed to those notified to Parent by Buyer (such notice being delivered not less than ten (10) Business Days prior to Closing), and (iii) the transfer of the Transferred Interests to Buyer, the cancellation of the existing certificates evidencing the Transferred Interests and the sealing and delivery by the Transferred Companies of new certificates evidencing the Transferred Interests in the name of Buyer are each approved, in each case of each item in clauses (i)-(iii), to be effective upon the Closing;

(j)  evidence that all Liens (other than any transfer restrictions arising under applicable securities Laws or other non-consensual Liens) over the Transferred Interests, Owned Intellectual Property have been released or written confirmation from Parent that there are no such Liens or that such Liens have been released;
(k) a certificate of a duly authorized officer of Parent certifying as to the matters required pursuant to Section 8.03(d);
(l) a certificate of non-foreign status that complies with Section 1445 of the Code and Treasury Regulations Section 1.1445-2(b)(2) with respect to each Seller Party that is a United States person within the meaning of Section 7701(a)(30) of the Code, duly executed by such Seller Party (or its regarded owner) and reasonably acceptable to Buyer; and
(m) an executed copy of each Reorganization Document.
Section 2.07 Closing Deliveries by Buyer.
(a) At the Closing, Buyer shall deliver to Parent:
(i) the Equity Portion of the Closing Payment, by wire transfer in immediately available funds, to an account or accounts as directed by Parent in the Closing Notice;
(ii) a counterpart(s) of the IP Assignment Agreement(s), duly executed by Buyer and/or one or more Buyer IP Affiliates;
(iii) a counterpart of the Patent and Technology License Agreement, duly executed by Buyer;
(iv) a counterpart of the Transition Services Agreement, duly executed by Buyer;
(v) a counterpart of the Trademark License Agreement, duly executed by Buyer;
(vi) a counterpart of the V-7 Supply Agreement, duly executed by Buyer;
(vii) counterparts of the Finished Goods Supply Agreements, duly executed by Buyer;
(viii) evidence, to the satisfaction of Parent, of the release of each guaranty provided by Parent in connection with any Specified Hedging Agreement; and
(ix) a certificate of a duly authorized officer of Buyer certifying as to the matters required pursuant to Section 8.02(b).

(b) At the Closing, immediately following receipt by Buyer of the instrument of transfer pursuant to Section 2.06(a), Buyer shall (i) advance the Net Settlement Portion of the Closing Payment to Aust Holdco, (ii) thereafter, cause Aust Holdco to advance the Net Settlement Portion of the Closing Payment to Aust Bidco, and (ii) thereafter, cause Aust Bidco pay the Net Settlement Portion of the Closing Payment to Lux Holdco or CCC, as applicable, in settlement of the Aust Bidco Note 2, by wire transfer in immediately available funds, to an account of Lux Holdco or CCC, as applicable, as specified by Parent in the Closing Notice.  Immediately upon receipt of Net Settlement Portion of the Closing Payment by Lux Holdco or CCC, as applicable,, Parent shall deliver to Buyer a payoff letter, executed by Lux Holdco or CCC, as applicable, evidencing discharge in full of the Aust Bidco Note 2.
Section 2.08 Post-Closing Adjustment.
(a) As soon as practicable, but no later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Parent a statement (the “Closing Statement”) setting forth Buyer’s calculation of (i) the Closing Date Cash, (ii) the Closing Date Indebtedness, (iii) the Closing Date Working Capital and (iv) the “Final Purchase Price”, which shall equal (A) the Base Payment, plus (B) the amount of the Closing Date Cash, minus (C) the amount of the Closing Date Indebtedness, plus (D) the Closing Date Working Capital Adjustment (which, for the avoidance of doubt, may be a positive or negative number).  Buyer’s calculations set forth in the Closing Statement (collectively, the “Proposed Purchase Price Calculations”) shall be delivered with reasonable supporting detail with respect to the calculation of such amounts.  If Buyer does not deliver a Closing Statement to Parent within such sixty (60)-day period, the Closing Notice and applicable calculations set forth therein shall conclusively be deemed to be the Closing Statement; it being understood that Parent shall have the right to deliver a Purchase Price Dispute Notice and exercise its rights set forth in this Section 2.08 in respect of such deemed Closing Statement to reflect a more accurate calculation of the Final Purchase Price as compared to the calculation of the Estimated Purchase Price as set forth in the Closing Notice.
(b) Within forty-five (45) days of receipt of the Closing Statement, Parent may provide written notice to Buyer disputing all or a part of the Proposed Purchase Price Calculations (such notice, a “Purchase Price Dispute Notice”).  If Parent does not provide a Purchase Price Dispute Notice to Buyer within such forty-five (45)-day period, then the parties agree that the Proposed Purchase Price Calculations set forth in the Closing Statement shall be deemed final and binding on the parties hereto.  If a Purchase Price Dispute Notice is provided to Buyer, then Buyer and Parent shall use commercially reasonable efforts to resolve the disputed items during the thirty (30)-day period commencing on the date of Buyer’s receipt of the Purchase Price Dispute Notice (the “Resolution Period”).  In the event that Buyer and Parent resolve in writing all disputed items within the Resolution Period, such amounts so agreed in writing by Buyer and Parent will be final and binding on the parties hereto.
(c) If Parent and Buyer do not agree upon a final resolution with respect to any disputed items within the Resolution Period, then the remaining items in dispute shall be submitted immediately to a mutually agreeable accounting firm to be determined by Parent and Buyer, or, if such firm declines to be retained to resolve the dispute, another nationally recognized, independent accounting firm reasonably acceptable to Buyer and Parent  (in either case, the “Accounting Firm”).  The parties agree to instruct the Accounting Firm to render a determination of the applicable dispute within forty-five (45) days after referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor.  The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between Parent and Buyer as promptly as reasonably practicable, acting reasonably and in good faith, and any associated engagement fees shall be initially borne fifty percent (50%) by Parent and fifty percent (50%) by Buyer; provided that such fees shall ultimately be borne by Parent and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the disputed items.  For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Parent’s position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by Parent.  Except as provided in the preceding sentence, all other costs and expenses incurred by the parties hereto in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the party incurring such cost and expense.  In resolving the disputed items, the Accounting Firm (A) shall be bound by the provisions of this Section 2.08, (B) shall act as expert and not as arbitrator, (C) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Buyer or Parent and (D) shall limit its decision to such items as are in dispute and to only those adjustments as are necessary for the Proposed Purchase Price Calculations to comply with the provisions of this Agreement.  Such determination of the Accounting Firm shall, absent manifest error or fraud, be conclusive, final and binding upon the parties hereto.
(d) The parties agree that they will, and agree to cause their respective Representatives to, cooperate and assist in the calculation of the Final Purchase Price and in the conduct of the review by the Accounting Firm of any proposed calculations of the Final Purchase Price or the components thereof, including the making available, to the extent necessary, of books, records, work papers and personnel.
(e) If the Final Purchase Price is equal to or greater than the Estimated Purchase Price, then Buyer shall promptly (but in any event within ten (10) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.08) pay to Parent or any other Affiliate of Parent as designated by Parent in writing, an aggregate cash amount equal to such excess (if any), by wire transfer of immediately available funds to the account or accounts as directed by Parent in the Closing Notice (or such other accounts as Parent shall designate in writing to Buyer).
(f) If the Estimated Purchase Price is greater than the Final Purchase Price, then Parent shall promptly (but in any event within ten (10) Business Days after the date on which the Final Purchase Price is determined pursuant to this Section 2.08) pay to Buyer an aggregate cash amount equal to such excess (if any), by wire transfer of immediately available funds to the account or accounts as Buyer shall designate in writing to Parent.
(g) Any amount paid pursuant to this Section 2.08 shall be treated as an adjustment to the Closing Payment for tax reporting purposes.

Section 2.09 Accounting Procedures.  The Estimated Purchase Price, the Proposed Purchase Price Calculations, the Final Purchase Price and the determinations and calculations contained therein shall be prepared in accordance the Transaction Accounting Principles and in the format of the Reference Indebtedness Statement and the Reference Working Capital Statement, each as set forth on Exhibit D, except that such statements, calculations and determinations: (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (ii) shall be based on facts and circumstances as they exist prior to the Closing and include the effect of any act, decision or event occurring before the Closing Statement is delivered by Buyer to Parent in accordance with Section 2.08 to the extent it provides additional information with respect to the assets and liabilities of the Transferred Companies at Closing, (iii) shall follow the defined terms contained in this Agreement whether or not such terms are consistent with the Transaction Accounting Principles and (iv) shall calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a fiscal period.  For the avoidance of doubt, no amount shall be double-counted in calculating the amounts comprising either the Estimated Purchase Price or the Final Purchase Price.
Section 2.10 Withholding.  Buyer acknowledges that, on the basis of the representations and warranties in Section 3.16(j) and based on applicable Australian Law as of the date hereof, no withholding, deduction or payment is required to be made to a Tax Authority under Subdivision 14 D of Schedule 1 to the Tax Administration Act 1953 (Cth) in relation to the Purchase Price.  However, in the event Buyer or any other applicable withholding agent determines before Closing that any portion of the Purchase Price would be subject to withholding under applicable Law (whether due to a breach of the representations and warranties set forth in Section 3.16(j), any change in applicable Australian Law after the date hereof that would require Buyer to withhold any amount from any payment of the Purchase Price or otherwise), Buyer shall be entitled to deduct and withhold the relevant amounts from the Purchase Price; provided that promptly upon becoming aware of any potential required withholding (other than in respect of wages or other similar compensation for services, backup withholding, or for failure to comply with Section 2.06(l)), Buyer shall notify Parent of such determination, in writing and in reasonable detail; provided, further, that, if practicable, and in no event less than ten (10) days before Closing, Parent may provide a written opinion of tax counsel reasonably satisfactory to Buyer that such withholding is not required under applicable Law, in which case Buyer shall not withhold such portion of the Purchase Price. The parties will otherwise cooperate in good faith to minimize any such required deduction or withholding, including by providing each other with any forms or certificates required for a reduction or elimination of such withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary in this Section 2.10, Parent and Buyer agree that Buyer may withhold amounts required to be withheld with respect to the portion of the Purchase Price allocated to the Trademark License Agreement and any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Parent under this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT
Parent hereby represents and warrants to Buyer that, except as set forth in the Disclosure Letter (it being understood and agreed that each disclosure set forth in the Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made):
Section 3.01 Organization and Authority of the Seller Parties.  Each of the Seller Parties is a corporation or other organization incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of incorporation, formation or organization and has all necessary power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party.  The execution and delivery by each Seller Party of the Transaction Agreements to which it is a party and the consummation by each Seller Party of the transactions contemplated by, and the performance by each Seller Party of its obligations under, the Transaction Agreements to which it is a party have been duly authorized by all requisite action on the part of each Seller Party.  This Agreement has been, and upon execution and delivery, the Additional Agreements to which any Seller Party is a party will be, duly executed and delivered by the applicable Seller Party, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes, and upon execution and delivery, the Additional Agreements will constitute, legal, valid and binding obligations of the Seller Parties party hereto and thereto, enforceable against such Seller Parties, as applicable, in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity, (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).
Section 3.02 Organization and Qualification of the Transferred Companies.  Each of the Transferred Companies is a corporation or other organization incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or organization.  Each of the Transferred Companies is owned by a Seller Party. Each of the Transferred Companies has the requisite power and authority to own, lease and operate its properties and the business owned by it as now conducted and is qualified and duly registered, if applicable, as a foreign organization to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification or registration necessary, except for jurisdictions where the failure to be so qualified, registered or in good standing would not be material to the Transferred Companies, taken as a whole.
Section 3.03 Capital Structure of the Transferred Companies.
(a) The authorized capital stock or other equity interests and the number of issued and outstanding shares or other equity interests of each Transferred Company (the “Transferred Company Interests”) and the holder thereof (without giving effect to the Pre-Closing Restructuring Transactions) is set forth on Section 3.03(a) of the Disclosure Letter.  The Transferred Company Interests (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were not issued in violation of any purchase, preemptive or any other similar rights, (iii) were issued in compliance with applicable Laws, and (iv) such Transferred Company Interests, together with the Transferred Interests, collectively will constitute, as of the Closing, all of the issued and outstanding equity interests of the Transferred Companies.  Assuming completion of the Pre-Closing Reorganization Transactions, no Transferred Company owns, directly or indirectly, any equity interests in any Person other than another Transferred Company. Except as set forth in Section 3.03(a) of the Disclosure Letter, no Transferred Company is, directly or indirectly, a participant in any joint venture, partnership, limited liability company or similar arrangement with a third party.

(b) Except as set forth in Section 3.03(b) of the Disclosure Letter, there are no (i) outstanding securities, rights or other agreements that require or would require a Transferred Company to issue, sell, convert, exchange or transfer any equity interests in any Transferred Company, including the Transferred Interests, or (ii) phantom equity, share opportunistic rights or other rights of value, the value of which is linked to the value of equity interests in any Transferred Company.  No Transferred Company has any outstanding bonds, debentures, notes or other obligation which provide the holders thereof the right to vote (or are convertible or exchangeable to or exercisable for securities having the right to vote) with the members (or holders of other capital stock, equity interests or voting securities) of any Transferred Company on any matter. Except as set forth in Section 3.03(b) of the Disclosure Letter, as of the date of this Agreement, a Seller Party or a Transferred Company (as applicable) has, and after giving effect to the Pre-Closing Reorganization Transactions, Aust Holdco or a Transferred Subsidiary which is wholly owned, directly or indirectly, by Aust Holdco (as applicable) will have, good and valid title to the Transferred Company Interests, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws, and the Transferred Company Interests can be sold and transferred free of any competing rights, including preemptive rights or rights of first refusal. Assuming Buyer has the requisite power and authority to be the lawful owner of the Transferred Interests and after giving effect to the Pre-Closing Reorganization Transactions, upon execution and delivery to Buyer at the Closing of an assignment of the Transferred Interests, and upon receipt of the Closing Payment payable to Parent or its applicable Subsidiaries pursuant to this Agreement, good and valid title to the Transferred Interests will pass to Buyer, free and clear of any Liens (other than any transfer restrictions arising under applicable securities Laws).
Section 3.04 No Conflict.  Except as set forth in Section 3.05 of the Disclosure Letter and except as may result from any facts or circumstances relating to Buyer or its Affiliates, the execution, delivery and performance by each of the Seller Parties of the Transaction Agreements to which any of them is a party and the consummation by each of the Seller Parties of the transactions contemplated by the Transaction Agreements to which any of them is a party do not and will not (a) violate or conflict with the certificate or articles of incorporation or organization, bylaws or similar organizational documents of any of the Seller Parties or the Transferred Companies, (b) conflict with or violate any Law or Governmental Order applicable to the Seller Parties or the Transferred Companies or (c) violate or conflict with, require consent or notification under, result in the acceleration of any right or obligation under, or loss of any benefit or right under, result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of any Lien (other than, in relation to the Owned Intellectual Property or Licensed Intellectual Property, a Permitted Exception) on any Transferred Company Interests, Owned Intellectual Property or Licensed Intellectual Property pursuant to, any material note, bond, mortgage, indenture, Law, Contract, agreement, lease, license, permit, franchise or other material instrument to which any Seller Party or Transferred Company is a party or by which any Transferred Company Interests, Owned Intellectual Property or Licensed Intellectual Property is or are bound, except in the case of clauses (b) and (c), for any such conflicts, violations, consents, notifications, acceleration of rights, losses of benefits, breaches, defaults, rights or Liens as would not be material to the Transferred Companies, taken as a whole.

Section 3.05 Consents and Approvals.  The execution and delivery by each of the Seller Parties of the Transaction Agreements to which any of them is a party do not, and the performance by each of the Seller Parties of, and the consummation by each of the Seller Parties of the transactions contemplated by, the Transaction Agreements to which any of them is a party will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance with, the applicable filings or approvals set forth in Section 3.05 of the Disclosure Letter, (b) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification would not reasonably be expected to have a Material Adverse Effect and (c) as may be necessary as a result of any facts or circumstances related to Buyer or its Affiliates.
Section 3.06 Financial Information; Absence of Undisclosed Liabilities.
(a) Section 3.06(a) of the Disclosure Letter sets forth (i) the unaudited pro forma combined income statement of the Transferred Companies for the fifty-two weeks ended July 31, 2016, July 30, 2017 and July 29, 2018, and for the thirty-nine weeks ended April 28, 2019, and (ii) the unaudited pro forma combined balance sheet of the Transferred Companies as of April 28, 2019 (clauses (i) and (ii), collectively, the “Financial Information”).  The balance sheet as of April 28, 2019 included in the Financial Information is referred to as the “Balance Sheet”. The Financial Information (i) has been prepared solely for the purpose of this Agreement, (ii) has been prepared in good faith from the books and records of Parent, such books and records being materially accurate and having been properly and regularly maintained, and prepared in accordance with the Transaction Accounting Principles, and (iii) fairly presents in all material respects the financial condition and results of operations of the Transferred Companies as of the respective dates thereof and for the respective periods covered therein.
(b) The Transferred Companies do not have any Liabilities that would be required to be included on the Balance Sheet in accordance with the Transaction Accounting Principles, other than Liabilities that: (i) are reflected or reserved against in the Balance Sheet, (ii) were incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, (iii) Liabilities or obligations incurred in connection with the transactions contemplated hereby, or (iv) would not reasonably be expected, individually or on in the aggregate, to exceed $1,000,000 (none of which are a Liability for breach of contract, breach of warranty, tort, infringement or claim or lawsuit or an environmental claim).

(c) The Transferred Companies are not contractually committed to make material capital expenditures except as contemplated by the 2019 and 2020 capital expenditure plans of the Transferred Companies.
Section 3.07 Absence of Certain Changes or Events.  Except as contemplated by this Agreement, (i) from the date of the Balance Sheet to the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practice, and (ii) from the date of the Balance Sheet, there has not been any effect, event, circumstance, occurrence, state of facts, condition, development or change which has had a Material Adverse Effect.
Section 3.08 Absence of Litigation.
(a) Except as set forth in Section 3.08 of the Disclosure Letter, there are no (i) Actions by or before a Governmental Authority pending, or, to the Knowledge of Parent, threatened against the Transferred Companies or Parent or its Affiliates (with respect to the Business) or (ii) Actions that would reasonably be expected to prohibit or impair the ability of any of the Seller Parties to consummate the transactions contemplated by the Transaction Agreements to which any of them is a party or perform their obligations under the Transaction Agreements to which any of them is a party, in each case, that has had or would reasonably be expected to have, a Material Adverse Effect.
(b) No Transferred Company is subject to any Governmental Order that would reasonably be likely to (i) adversely affect such Transferred Companies or (ii) prohibit or impair the ability of any of the Seller Parties to consummate the transactions contemplated by the Transaction Agreements to which any of them is a party or perform their obligations under the Transaction Agreements to which any of them is a party, in each case, except as has not had and would not reasonably be expected to have a Material Adverse Effect.
Section 3.09 Compliance with Laws.
(a) Since August 1, 2017, none of the Transferred Companies , Parent or any of its Affiliates (solely with respect to the Business) is or has been in violation of any Laws or Governmental Orders applicable to any of them, except for violations the existence of which have not had, and would not reasonably be expected to have, a Material Adverse Effect.
(b) Since August 1, 2017, none of the Transferred Companies, Parent or any of its Affiliates (solely with respect to the Business) have received written notification from any Governmental Authority asserting that any such party is not in compliance with any Law or Governmental Order except for those notifications which have not had, and would not reasonably be expected to have a Material Adverse Effect.
Section 3.10 Governmental Licenses and Permits.
(a) (i) Parent and its Affiliates (solely with respect to the Business) and the Transferred Companies hold all governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals or authorizations that are necessary for the operation of the Business as presently conducted (collectively, “Permits”) and (ii) each of such Permits is valid, binding and in full force and effect, in each case of clauses (i) and (ii), except as has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Neither Parent or its Affiliates, with respect to the Transferred IP or Business only, nor any of the Transferred Companies is in default or violation of any of the Permits and no Action is pending or, to the Knowledge of Parent, threatened in writing during the two (2) years prior to the date of this Agreement to revoke any Permit, except such defaults, violations or revocations which have not had and would not reasonably be expected to have a Material Adverse Effect.
(c) The execution and delivery by each of the Seller Parties of the Transaction Agreements to which any of them is a party do not, and the performance by Parent and each of the Seller Parties of, and the consummation by Parent and each of the Seller Parties of the transactions contemplated by, the Transaction Agreements to which any of them is a party will not, trigger a termination of any Permit, except as would not reasonably be expected to be material to the Transferred Companies taken as a whole.
Section 3.11 Intellectual Property.
(a) Section 3.11(a) of the Disclosure Letter and Exhibit B hereto set forth a complete and accurate list, as of the date of this Agreement, of all material Registered Intellectual Property and applications therefor purported to be owned by the Transferred Companies (or by Parent and its other Affiliates and used in the Business), except for any Intellectual Property licensed pursuant to an Additional Agreement. Parent or the Transferred Companies own or have valid licenses to use all material Intellectual Property used by the Business, except to the extent the failure to be the owners or the valid licensees would not reasonably be expected to have a Material Adverse Effect.  The Transferred Companies own all of the material processing technology and recipes for the products under the brands in clause (i) of the definition of the Business, excluding COUNTRY LADLE.
(b) Parent or the Transferred Companies are the sole owner of all Owned Intellectual Property and Licensed Intellectual Property, free and clear of all Liens, in each case, other than Permitted Exceptions.  The conduct of the Business as presently conducted does not infringe upon, dilute or misappropriate the Trademarks (and to the Knowledge of Parent, any other Intellectual Property) of any third party, and has not done so since August 1, 2017.  To the Knowledge of Parent, no third party is engaging in any activity that infringes upon, dilutes or misappropriates the Owned Intellectual Property or the Licensed Intellectual Property, except for any such infringements that do not materially impair the ability of the Transferred Companies to operate their respective businesses.
(c) Except as set forth in Section 3.11(c) of the Disclosure Letter, there is no Action pending or, to the Knowledge of Parent, threatened in writing during the two (2) years prior to the date of this Agreement, against Parent or its Affiliates (with respect to the Business) or any of the Transferred Companies, in each case, challenging Parent’s, such Affiliates’ or the applicable Transferred Company’s ownership of, or the validity, use or enforceability of, any Licensed Intellectual Property or material Owned Intellectual Property.

(d) Parent and its Affiliates (with respect to the Business) and the Transferred Companies have materially complied with (i) all applicable Laws relating to privacy and data security, (ii) all of their policies and procedures regarding personally identifiable information, and (iii) all of their material contractual obligations with respect to personally identifiable information, except, in each case of (i)-(iii), as would not reasonably be expected to have a Material Adverse Effect.
(e) To the Knowledge of Parent, there are no injunctions, undertakings or court orders that might adversely affect Buyer’s right to use or enforce any of the Owned Intellectual Property or use any Licensed Intellectual Property.
(f) All application and other registration fees and any maintenance fees, annuities and renewal fees have been paid in relation to the Owned Intellectual Property  and the Licensed Intellectual Property that is registered or applied for with the office of a Governmental Authority, and the Transferred Companies or Parent or its Affiliates (with respect to the Transferred IP and Licensed Intellectual Property) have taken reasonable steps for the prosecution and maintenance of all material applications and registrations for the Owned Intellectual Property and the Licensed Intellectual Property.
Section 3.12 Environmental Matters.  Except as has not had and would not reasonably be expected to have a Material Adverse Effect, since August 1, 2017:
(a) there are no (i) outstanding notices, orders, directions or declarations from or by any Governmental Authority to a Transferred Company alleging non-compliance with or Liability under any Environmental Law, (ii) Actions pending or, to the Knowledge of Parent, threatened against any of the Transferred Companies alleging a violation of, or Liability under, any Environmental Law or (iii) assumed or retained any material Liabilities of another Person or provided an indemnity with respect to any material Liabilities, in each case, arising under Environmental Law or concerning Hazardous Substances;
(b) the Transferred Companies are operating in compliance with applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits required to operate the Business; and
(c) no Transferred Company has Released, treated, stored, transported, handled, or exposed any Person to any Hazardous Substance, and there has been no Release of Hazardous Substances at, on, to, from or under (i) the Owned Real Property or the Leased Real Property, (ii) any property currently or formerly owned or operated by any Transferred Company, or (iii) any third-party property where any Transferred Company has Released or arranged for the disposal of or transported Hazardous Substances, in each case, in a manner that would result in the Transferred Companies incurring material Liability under Environmental Law.
Section 3.13 Material Contracts.
(a) Section 3.13 of the Disclosure Letter lists the Material Contracts in effect on the date of this Agreement.

(b) (i) Each Material Contract is a legal, valid and binding obligation of the Transferred Company party thereto and is enforceable against the applicable Transferred Company, and, to the Knowledge of Parent, is a legal, valid and binding obligation of each other party to such Material Contract and is enforceable against such other party thereto in accordance with its terms subject, in each case, to the Bankruptcy and Equity Exception, (ii) none of  the Transferred Companies nor, to the Knowledge of Parent, any other party to a Material Contract is in default or breach of a Material Contract, (iii) to the Knowledge of Parent, there does not exist any event, condition or omission that would constitute a default or breach (whether by lapse of time or notice or both) under any Material Contract, (iv) none of the Transferred Companies has received any written notice of termination or cancellation with respect to any Material Contract, (v) to the Knowledge of Parent, there does not exist any circumstance, event, condition or omission that would cause any other party to a Material Contract to (A) terminate the Material Contract or (B) materially reduce the amount of business it will do with the relevant Transferred Company under that Material Contract and (vi) no other party to a Material Contract has expressed an intention to materially reduce the amount of business it will do with the relevant Transferred Company except, in each of clauses (i) through (vi), as has not had and would not reasonably be expected to have a Material Adverse Effect.
(c) To the Knowledge of Parent, true, correct and complete copies of each Material Contract have been made available to the Buyer prior to the date of this Agreement.
Section 3.14 Employment and Employee Benefits Matters.
(a) Section 3.14(a) of the Disclosure Letter sets forth a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of ERISA), whether or not subject to ERISA, and each material employment, consulting, retirement, welfare benefit, incentive compensation, bonus, change of control bonus, retention, pension, post-employment welfare, stock option, stock purchase, restricted stock, phantom equity or other equity or equity-based compensation, deferred compensation, severance or other material employee benefit plan, program or agreement (other than any governmental plan or arrangement, or statutorily required benefits), in each case, that is either (i) sponsored or maintained by the Transferred Companies (the “Company Plans”) or (ii) sponsored or maintained by Parent or any of its Affiliates (other than the Transferred Companies) with respect to any Business Employee (the “Parent Plans” and, collectively with the Company Plans, the “Employee Plans”).  Section 3.14(a) of the Disclosure Letter separately identifies each Employee Plan that is not subject to United States Law in which any Business Employees or any current or former employees, individual independent contractors or directors of the Transferred Companies who are located outside of the United States participate or have any right to benefits thereunder (each, a “Foreign Benefit Plan”) and the non-U.S. jurisdiction applicable to each Foreign Benefit Plan.
(b) With respect to each Company Plan, Parent has made available to Buyer true and complete copies of the following documents to the extent applicable: (i) each Company Plan and all amendments thereto and (ii) any trust agreement, any insurance contracts or other funding arrangements with respect to such plan.

(c) No Employee Plan is a “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA). None of the Transferred Companies has any Liability under Title IV of ERISA that would reasonably be expected to become a Liability of Buyer or any of its Affiliates following the Closing.  There are no material unfunded obligations under any Employee Plan providing welfare benefits after termination of employment to any Business Employee, or, solely with respect to any Company Plan, any former employee of the Transferred Companies (or, in each case, to any beneficiary of any such employee), excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable Laws.
(d) Each Employee Plan has been established, maintained and operated in accordance with its terms and the requirements of all applicable Laws, except for non-compliance which has not had and would not reasonably be expected to have a Material Adverse Effect.
(e) There are no material claims or causes of action pending or, to the Knowledge of Parent, threatened in writing during the one (1) year prior to the date of this Agreement against any Transferred Company in connection with any Company Plan.  As of the date hereof, none of the Transferred Companies is engaged or involved in any claim or legal proceedings brought by or on behalf of any of the Business Employees and, to the Knowledge of Parent, (i) no such claims or proceedings have been threatened in writing during the one (1) year prior to the date of this Agreement and (ii) no circumstances exist that will, or would reasonably be likely to, give rise to such claims or proceedings, except for such claims or proceedings that have not had and would not reasonably be expected to have a Material Adverse Effect.
(f) Each Employee Plan that is intended to be tax qualified under Section 401(a) of the Code is so qualified and has received, is covered by or has applied for a favorable determination or opinion letter from the IRS, and any trusts intended to be exempt from federal income taxation under the Code are so exempt.
(g) Except as required by applicable Law, none of the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event) will (i) entitle any Business Employee to any compensation or benefit (or increase thereto) or (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits with respect to any Business Employee under any Employee Plan.
(h) Section 3.14(h) of the Disclosure Letter accurately sets forth a true and complete list as at the date of this Agreement of each collective bargaining agreement, enterprise agreement or other labor union contract or agreement applicable to Business Employees . Since August 1, 2017, no labor union, works council, other labor organization, or group of Business Employees or former employees of the Transferred Companies has made a demand for recognition, and there are no representation proceedings presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority. Since August 1, 2017, there have been no material labor organizing activities with respect to any Business Employees or former employees of the Transferred Companies.

(i) Buyer has been provided with true and complete copies of all (i) agreement or award based transitional instruments, (ii) Fair Work Australia approved enterprise agreements, and (iii) individual flexibility arrangements, in each case within the meaning of the Fair Work Act 2009 and associated regulations to which any Transferred Company is a party and/or which apply to any of the Australian resident Business Employees.
(j) Each Foreign Benefit Plan has been established, maintained and administered in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, in each case, in all material respects. No Foreign Benefit Plan is in the nature of a defined benefit plan and none of the Transferred Companies or their Affiliates otherwise have any unfunded or uninsured liabilities with respect to any Foreign Benefit Plan.
Section 3.15 Real Property; Title to Assets.
(a) Section 3.15(a) of the Disclosure Letter sets forth all real property owned by the Transferred Companies as of the date hereof including the street address (or, if no street address exists, the county and tax parcel identification number) of each parcel and the current owner of each parcel (each, an “Owned Real Property”). The Transferred Companies have good and valid indefeasible fee simple title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Exceptions. None of the Transferred Companies has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property. There are no outstanding options or rights of first refusal to purchase Owned Real Property or any portion thereof or interest thereon. As of the date hereof, there are no condemnation proceedings, lawsuits, or administrative actions relating to all or any material portion of any parcel of Owned Real Property pending or, to the Knowledge of Parent, threatened in writing during the three (3) years prior to the date of this Agreement.
(b) The applicable Transferred Company has a valid leasehold interest to the leasehold estate (as lessee) in all leased real property listed next to its name in Section 3.15(b) of the Disclosure Letter (“Leased Real Property”), as lessee or sublessee, in each case free and clear of all Liens, except Permitted Exceptions.  Each lease for the Leased Real Property has been made available to Buyer prior to the date of this Agreement and is in full force and effect and is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Leased Real Property comprises all of the real property leased, subleased, licensed or otherwise used or occupied by the Transferred Companies.  None of the Transferred Companies are in default under any lease governing the Leased Real Property and no event has occurred which would entitle the lessor of any of the Leased Real Property to exercise its right of re-entry under the relevant lease. None of the Transferred Companies has within the one (1) year ending on the date hereof, received any written notice of termination or cancellation, or of any material default or event that with notice or lapse of time, or both, would constitute a material default and remains unresolved, under any of the leases governing the Leased Real Property.
(c) The Transferred Companies (and Parent and its other Affiliates, with respect to the Business) have good and valid title to all tangible personal property and other Assets reflected in the Balance Sheet or any material Assets acquired after the date of the Balance Sheet and all such assets are free and clear of Liens except for Permitted Exceptions.

Section 3.16 Taxes.
(a) All income and other material Tax Returns of the Transferred Companies required to be filed by or on their behalf have been timely filed (taking into account any applicable extensions), all such Tax Returns are true, correct and complete in all material respects, and all material amounts of Taxes due and payable have been timely paid.
(b) Each of the Transferred Companies has withheld and timely paid over to the appropriate Tax Authority (or is properly holding for such timely payment) all material amounts of Taxes required by Law to be withheld and paid in connection with amounts owing to any Person and has complied with all applicable Laws related to such withholding and collection requirements (including information reporting requirements) in all material respects.
(c) There are no Liens for Taxes (other than Permitted Exceptions) upon the Transferred IP or upon the assets or properties, tangible or intangible, of any Transferred Company.
(d) No material deficiency with respect to Taxes of any Transferred Company has been proposed, asserted or assessed in writing the resolution of which is still pending.
(e) No written claim has been made by a Tax Authority in a jurisdiction where a Transferred Company does not file Tax Returns that such Transferred Company is subject to taxation or required to file a Tax Return in that jurisdiction.
(f) There is no claim, audit, action, suit, proceeding or investigation ongoing, pending or threatened in writing against any Transferred Company by any Tax Authority in respect of a material amount of Tax and no extension or waiver of the limitation period with respect to a material amount of Tax has been granted or requested in writing.
(g) None of the Transferred Companies is party to, or liable for the Taxes of any other Person by reason of entering into, a written tax sharing, tax indemnity or similar agreement with such other Person prior to the Closing (other than any commercial agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes or any such agreements that were entered into solely among the Transferred Companies).
(h) None of the Transferred Companies has (i) ever been a member of an affiliated, consolidated, combined or unitary Tax group (other than a group the common parent of which was Parent or its Affiliates), or (ii) any liability for the Taxes of any Person by reason of having been a member of an affiliated, consolidated, combined or unitary Tax group or under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law) (other than by reason of being a member of a group the common parent of which was Parent or its Affiliates) or as a transferee or successor, by assumption, by Contract, or by operation of Law (in each case, other than any indemnity or gross-up provision contained in a commercial agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes or any such agreements that were entered into solely among the Transferred Companies).

(i) None of the Transferred Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale, (ii) any payment or income received on or prior to the Closing Date, or (iii) any change in accounting method occurring prior to the Closing Date.
(j) The Transferred Interests are not indirect Australian real property interests as defined in section 855-25 of the Income Tax Assessment Act 1997 (Cth).
(k) The unpaid Taxes of each Transferred Company did not, as of the date of the Balance Sheet, exceed the reserves for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than any notes thereto).  Except in connection with the Pre-Closing Reorganization Transactions, since the date of the Balance Sheet, none of the Transferred Companies have incurred any liability for Taxes outside the ordinary course of business consistent with past practice and unpaid Taxes will not exceed the reserve on the Balance Sheet adjusted for the passage of time through the Closing Date in accordance with past practice.
(l) No Transferred Company has a tainted share capital account or a share capital account that is taken to be tainted within the meaning of Division 197 of the Income Tax Assessment Act 1997 (Cth) or under the former section 160ARDM of the Income Tax Assessment Act 1936 (Cth).
(m) Notwithstanding anything in this Agreement to the contrary, the representations and warranties made in Section 3.07, Section 3.14 and in this Section 3.16 are the sole and exclusive representations and warranties made regarding Taxes.
Section 3.17 Inventory.
(a) The inventory is (i) owned by the Transferred Companies, free of any Liens (other than Permitted Exceptions) and (ii) in good and marketable condition in all material respects, and is usable and of a quantity and quality, in all material respects, saleable in the ordinary course of business. The inventories of the Transferred Companies constitute sufficient quantities to conduct the Business in the ordinary course of business consistent with past practice.
(b) Since August 1, 2017:
(i) there have been no (A) recalls or withdrawals of any product manufactured, sold, licensed, leased or delivered by the Transferred Companies other than quality assurance returns and credits in the ordinary course of business, or (B) to the Knowledge of Parent, investigations with respect to such products by any Governmental Authority; and
(ii) none of Parent or any Transferred Company has received written notice of any material product liability or other claim against any Transferred Company alleging that any product manufactured, sold, licensed, or delivered by the Business is defective or fails to satisfy any product warranty, in any case, other than quality assurance returns and credits in the ordinary course of business or matters that would not reasonably be expected to result in the Transferred Companies incurring material Liability.

Section 3.18 Suppliers and Customers.
(a) Section 3.18(a) of the Disclosure Letter sets forth a complete and accurate list of the ten (10) largest suppliers of the Transferred Companies, taken as a whole, as measured by the dollar amount of purchases therefrom or thereby, during the fiscal year ended July 29, 2018.  Since the date of the Balance Sheet, no supplier listed on Section 3.18(a) of the Disclosure Letter has terminated its relationship with any Transferred Company or materially reduced its business with, or materially increased the pricing or changed the other material terms of its business with any Transferred Company and, to the Knowledge of Parent, no supplier listed on Section 3.18(a) of the Disclosure Letter has notified any Transferred Company that it intends to terminate, materially reduce its business or materially increase the pricing or change the other material terms of its business with such Transferred Company.
(b) Section 3.18(b) of the Disclosure Letter sets forth a complete and accurate list of the ten (10) largest customers of the Transferred Companies, taken as a whole, as measured by the dollar amount of net sales during the fiscal year ended July 29, 2018.  Since the date of the Balance Sheet, no customer listed on Section 3.18(b) of the Disclosure Letter has terminated its relationship with any Transferred Company or materially reduced its business with, or materially reduced the pricing or changed the other material terms of its business with any Transferred Company and, to the Knowledge of Parent, no customer listed on Section 3.18(b) of the Disclosure Letter has notified any Transferred Company that it intends to terminate or materially reduce its business or materially reduce the pricing or change the other material terms of its business with such Transferred Company.
Section 3.19 Accounts Receivable and Payable.   All accounts receivable of the Transferred Companies have arisen from bona fide transactions in the ordinary course of business consistent with past practice and are payable on ordinary trade terms.  All accounts receivable of the Transferred Companies reflected on the Balance Sheet are at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with the Transaction Accounting Principles, consistently applied.  All accounts receivable of the Transferred Companies arising after the date of the Balance Sheet and existing on the date hereof are at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with the Transaction Accounting Principles, consistently applied.  None of the accounts receivable of the Transferred Companies (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods or services subject to any repurchase, return, refund or rebate arrangement. All accounts payable by the Transferred Companies to third parties as of the date hereof arose in the ordinary course of business, and as of the date hereof there is no such account payable past due or delinquent in its payment.

Section 3.20 Intercompany Arrangements. Except for the Additional Agreements, there are no arrangements, understandings and Contracts between or among any Transferred Company, on the one hand, and Parent or any of its Affiliates (other than the Transferred Companies), on the other hand, that will survive Closing, except as contemplated by the Transaction Agreements.
Section 3.21 Anti-Corruption; Trade Compliance.
(a) Each of the Transferred Companies, including their officers, directors and employees, and, to the Knowledge of Parent, any agents and other individuals or entities acting for or on behalf of any of the Transferred Companies, have not violated or taken any act, since August 1, 2016, in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any other Anti-Corruption Laws applicable to such entities.  The Transferred Companies have instituted and maintain policies and procedures designed to promote and achieve compliance with all such Laws, and no suit, action, inquiry, investigation or proceeding before or by any Governmental Authority with respect to alleged violations by or on behalf of a Transferred Company of any Anti-Corruption Laws is pending or, to the knowledge of any Transferred Company, threatened.
(b) Neither any of the Transferred Companies, nor any of their officers, directors, or employees, nor, to the Knowledge of Parent, any agents or other individuals or entities acting for or on behalf of any of the Transferred Companies have taken any act, since August 1, 2016, in furtherance of any payment, gift, bribe, rebate, loan, payoff, kickback, or any other transfer of value, or offer, promise, or authorization thereof, to any individual or entity, including any Government Official, for the purpose of (i) improperly influencing or inducing such individual or entity to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty, (ii) inducing such individual or entity to influence improperly his or her or its employer, public or private, or any Governmental Authority,  or to affect an act or decision of such employer or Governmental Authority, or (iii) securing any improper advantage.
(c) Since August 1, 2016, each of the Transferred Companies and to the Knowledge of Parent, each of the officers, directors, employees, agents and other individuals or entities acting for or on behalf of any of the Transferred Companies have not in the course of their actions for, or on behalf of, any of the Transferred Companies engaged in, unless covered by an appropriate authorization from the relevant authorities, (a) any transactions in any territory that is the subject of territory-wide U.S. sanctions (such countries and territories being Cuba, Iran, North Korea, Syria, The Crimea Region of Ukraine, and, prior to January 17, 2017, Sudan) (b) with any government or individual or entity that is subject to or the target of Sanctions; (c) any violations of applicable export controls Laws except, solely with respect to violations of applicable export controls Laws, as would not reasonably be expected to have a Material Adverse Effect, or (d) any violations of applicable Anti-Money Laundering Laws, and no suit, action, inquiry, investigation or proceeding before or by any Governmental Authority with respect to alleged violations by or on behalf of a Transferred Company of any Sanctions or export controls laws is pending or, to the knowledge of any Transferred Company, threatened.

(d) Each of the Transferred Companies currently maintains and at all times since August 1, 2016 has maintained complete and accurate books and records, including records of payments to any Government Official or Governmental Authority, in accordance with applicable Anti-Corruption Laws and generally accepted accounting principles.
Section 3.22 Sufficiency of Assets.  On the Closing Date (assuming receipt of all consents listed on Section 3.05 of the Disclosure Letter and consummation of the Pre-Closing Reorganization Transactions), the Transferred Companies will, taking into account all rights of Buyer and the Transferred Companies pursuant to the Additional Agreements (including, the services provided to Buyer and the Transferred Companies under the Transition Services Agreement), own or have rights to all of the Assets primarily related to or necessary to conduct the Business on substantially the same terms as it is conducted on the date of this Agreement, which Assets will comprise in all material respects all of the Assets employed in connection with the operation and conduct of the business of the Transferred Companies as currently conducted. The tangible assets of the Transferred Companies are suitable and adequate for the purpose for which they are presently being used in all material respects.  Except as set forth in Section 3.22 of the Disclosure Letter, the individuals employed by the Transferred Companies as of the date hereof comprise all of the employees whose services primarily relate to or who are necessary to conduct the Business, and all of such individuals are employed by the Transferred Companies as of the date hereof and will continue to be so employed by the Transferred Companies immediately prior to the Closing (unless such individuals voluntarily resign or are terminated as permitted under this Agreement).
Section 3.23 Brokers.  Except for Goldman Sachs & Co. LLC and Centerview Partners, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller Parties.  Parent is solely responsible for the fees and expenses of Goldman Sachs & Co. LLC and Centerview Partners, LLC.
Section 3.24 Affiliate Transactions.  To the Knowledge of Parent, no officer, manager, employee, director, stockholder or equityholder of the Seller Parties or their respective Affiliates (other than the Transferred Companies) is party to any Material Contract, material commitment or material transaction with a Transferred Company, or has any right, title or interest in, to or under any property or asset of or used by any Transferred Company.
Section 3.25 Insurance.
(a) As at the date of this Agreement, all current insurance policies and cover notes taken out in respect of the business of the Transferred Companies (each, an “Insurance Policy”) are (i) in full force and effect and (ii) all applicable premiums have been paid, in each of clauses (i) and (ii), in all material respects.
(b) Nothing has been done or omitted to be done that would make any Insurance Policy void or voidable or that would permit an insurer to cancel the policy or refuse or materially reduce a claim or materially increase the premiums payable under the Insurance Policy prior or after to Closing.

Section 3.26 No Other Representations or Warranties.  Except for the representations and warranties expressly contained in this Article III, none of Parent nor any other Person makes any other express or implied representation or warranty with respect to the Seller Parties, the Transferred Interests, the Transferred IP, the Transferred Companies, the respective businesses of the Transferred Companies or the transactions contemplated by the Transaction Agreements and any other rights or obligations to be transferred hereunder or pursuant hereto, and Parent disclaims any other representations or warranties, whether made by or on behalf of any Seller Party, any Transferred Company or any of their Affiliates or Representatives.  Except for the representations and warranties expressly contained in this Article III, each of the Seller Parties, each of the Transferred Companies and their respective Affiliates and Representatives hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant, or representative of the Seller Parties or the Transferred Companies). Parent, each of the Seller Parties, each of the Transferred Companies and their respective Affiliates and Representatives make no representations or warranties to Buyer regarding the probable success or profitability of the respective businesses of the Transferred Companies.
Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Parent that:
Section 4.01 Incorporation, Qualification and Authority of Buyer; Equity Consideration.  Buyer is a private company organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary power to enter into the Transaction Agreements to which it is a party and to consummate the transactions contemplated by, and to carry out its obligations under, such Transaction Agreements.  Buyer has the appropriate power and authority to operate its businesses as now conducted.  Buyer is qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not result in a Buyer Material Adverse Effect.  The execution and delivery by Buyer of the Transaction Agreements to which it is a party, the consummation by Buyer of the transactions contemplated by, and the performance by Buyer of its obligations under, such Transaction Agreements have been duly authorized by all requisite corporate action on the part of Buyer.  This Agreement has been, and upon execution and delivery thereof the Additional Agreements to which Buyer is a party will be, duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by the applicable counterparties thereto) this Agreement constitutes, and upon execution and delivery thereof such Additional Agreements will constitute, legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, subject to the Bankruptcy and Equity Exception.

Section 4.02 No Conflict.  Provided that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained or taken, except as may result from any facts or circumstances relating to the Seller Parties or the Transferred Companies, the execution, delivery and performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Agreements to which it is a party do not and will not (a) violate or conflict with the certificate or articles of incorporation, bylaws or similar organizational documents of Buyer, (b) conflict with or violate any Law or Governmental Order applicable to Buyer or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the assets or properties of Buyer pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which Buyer or any of its Subsidiaries is a party or by which any of such assets or properties is bound or affected, except, in the case of clauses (b) and (c), as would not reasonably be expected to have a Buyer Material Adverse Effect.
Section 4.03 Consents and Approvals.  The execution and delivery by Buyer of the Transaction Agreements to which it is a party do not, and the performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, such Transaction Agreements will not, require any consent, approval, authorization or other action by, or any material filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance, with the applicable filings or approvals under the Required Regulatory Approval (b) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not be reasonably expected to have a Buyer Material Adverse Effect, or (c) as may be necessary as a result of any facts or circumstances relating to the Seller Parties or the Transferred Companies.
Section 4.04 Absence of Restraints; Compliance with Laws.
(a) To the knowledge of Buyer, there exist no facts or circumstances that would reasonably be expected to materially impair or materially delay the ability of Buyer to obtain the Required Regulatory Approvals or consummate the transactions contemplated by this Agreement.
(b) Buyer is not in violation of any Laws or Governmental Orders applicable to it or by which any of its material assets is bound or affected, except for violations the existence of which would not reasonably be expected to result in a Buyer Material Adverse Effect.
Section 4.05 Securities Matters.  The Transferred Interests are being acquired by Buyer for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Transferred Interests or any interest in them.  Buyer (either alone or with its advisors) has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Transferred Interests, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Transferred Interests.  Buyer acknowledges that the Transferred Interests have not been registered under the Securities Act, or any other applicable state, foreign or federal securities Laws, and understands and agrees that it may not sell or dispose of any of the Transferred Interests except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

Section 4.06 Financial Ability.
(a) Concurrently with the execution of this Agreement, Buyer has delivered to Parent a true and complete copy of (i) the executed equity commitments letter, dated as of the date hereof, between Buyer and the Sponsors, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Equity Commitment Letter”, a true, correct and complete copy of which is attached hereto as Exhibit K-1), pursuant to which the Sponsors have committed to provide, subject to the terms and conditions therein, cash in an amount up to the aggregate amount set forth therein for the purposes of financing the transactions contemplated by this Agreement (the “Equity Financing”), which Equity Commitment Letter provides that Parent is a third party beneficiary thereof solely for the purpose of obtaining specific performance of the Sponsors’ obligation to fund the Equity Financing solely for the purpose of paying a portion of the Purchase Price to the Parent on the Closing Date, subject to the terms and conditions hereunder and thereunder, and of Buyer’s right to cause the Equity Financing to be funded solely for the purpose of paying a portion of the Purchase Price to the Parent on the Closing Date, subject to the terms and conditions hereunder and thereunder, and for no other purpose (including any claim for monetary damages hereunder or thereunder), and (ii) the duly executed debt commitment letter (including all exhibits, annexes, schedules and term sheets thereto), dated on or prior to the date hereof (the “Debt Commitment Letter”, and together with the Equity Commitment Letter, the “Commitment Letters”) and any executed fee letters associated therewith (the “Fee Letters”, together with the Debt Commitment Letter, the “Debt Commitment Documentation”, a true, correct and complete copy of which is attached hereto as Exhibit L, and together with the Equity Commitment Letter, the “Commitment Documentation”) (provided, that provisions in the Fee Letters related to fees or “flex” or other economic terms have been redacted (none of which redacted provisions could reasonably be expected to adversely affect the conditionality, availability, the aggregate amount of the debt financing contemplated thereby (other than with regard to customary original issue discount which would not result in insufficient funds for the consummation of the Transactions) or delay the availability of such financing)) (the debt financing contemplated thereby, hereafter and as amended or replaced from time to time in accordance with the provisions of this Agreement, the “Debt Financing”, and together with the Equity Financing, the “Financing”) from the lenders party thereto (the “Debt Financing Sources”, and together with the Sponsor, the “Financing Sources”) pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions thereof, to provide the Debt Financing.
(b) As of the date hereof, (i) the Commitment Documentation is in full force and effect and the commitments evidenced in the Commitment Documentation have not been withdrawn, rescinded or terminated in any respect, no such withdrawal, rescission or termination is, to the knowledge of Buyer, contemplated or pending, (ii) assuming the representations in Article III are true and correct, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Buyer or any of its Affiliates, under any term or condition of the Commitment Documentation and (iii) the Commitment Documentation has not been amended, restated, amended and restated, supplemented or otherwise modified in any respect and no such amendment, restatement, amendment and restatement, supplementation or modification is contemplated by the Buyer, in each case, other than as permitted by this Agreement (it being understood that any such amendment, restatement, amendment and restatement, supplementation or modification shall be provided to the Parent in accordance with Section 5.13(a)); provided that this Section 4.06(b) shall not apply to any amendment or modification of the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or entities in similar roles who are not parties to such letters as of the date hereof.

(c) The Equity Commitment Letter and, as of the date hereof, the Debt Commitment Letter  are a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, subject to the Bankruptcy and Equity Exception.
(d) As of the date hereof, the Commitment Documentation constitutes the entire and complete agreement between the parties thereto with respect to the Financing, and, as of the date hereof, except as expressly set forth in the Commitment Letters, there are no (x) conditions precedent to the respective obligations of the Financing Sources to provide the Financing or (y) contractual contingencies or other provisions under any contract, agreement, arrangement or understanding (including any “side” letters or similar arrangements) relating to the transactions contemplated by this Agreement to which Buyer is a party that would permit the Financing Sources to reduce the total amount of the Financing, impose any additional conditions precedent to the availability of the full amount of the Financing, modify the conditions precedent to the availability of the full amount of the Financing or delay the availability of the Financing.
(e) Buyer has fully paid, or has caused to be fully paid, any and all fees or other amounts to the Financing Sources required by the Commitment Documentation to be paid on or prior to the date hereof, and assuming satisfaction or waiver of the conditions set forth in Section 8.01 and Section 8.03, Buyer is unaware of any fact or occurrence existing on the date hereof that could reasonably be expected to make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate in any material respect or that could reasonably be expected to cause the Commitment Documentation to be ineffective or the availability of the Financing to be delayed.
(f) As of the date hereof, assuming satisfaction or waiver of the conditions set forth in Section 8.01 and Section 8.03, Buyer has no reason to believe that it or any of the other parties to the Commitment Documentation will be unable to satisfy on a timely basis any term or condition of the Commitment Documentation required to be satisfied by it or that the funding contemplated in the Financing shall not be made available to Buyer on a timely basis in order to consummate the transactions contemplated by this Agreement.
(g) The aggregate proceeds of the Financing (after netting out fees, expenses, original issue discount and similar premiums or charges and after giving effect to the maximum amount of “flex” and original issue discount provided under the Commitment Documentation) together with cash on hand shall, if funded in accordance with the terms of the applicable Commitment Documentation, provide sufficient immediately available cash to enable Buyer to pay the cash portion of the Purchase Price (including as such amount may be adjusted pursuant to Section 2.05 and Section 2.08) and all fees, costs, expenses and other amounts payable by Buyer on the terms or in connection with the transactions contemplated by this Agreement.

(h) Buyer understands and acknowledges that the obligations of Buyer under this Agreement are not contingent on the availability of the Financing, the consummation of the Financing or the availability of Buyer to obtain any financing for the transactions contemplated by this Agreement.
Section 4.07 Brokers.  No broker, finder or investment banker is entitled to receive from Parent any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.
Section 4.08 Solvency.  Subject to the terms and conditions of this Agreement, including the truth and accuracy of the representations and warranties of Parent set forth in Article III (for such purposes, without giving effect to any “knowledge”, “materiality” or “Material Adverse Effect” qualifications or exceptions), and assuming that (i) the most recent estimates, projections or forecasts of each Transferred Company provided to Buyer prior to the date hereof have been prepared in good faith based on assumptions that were and continue to be reasonable, (ii) the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time); and (iii) none of the Transferred Companies is insolvent immediately before the consummation of the transactions contemplated by this Agreement, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):
(a) the fair saleable value (determined on a going concern basis) of the assets of Buyer will be greater than the total amount of its liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with the Transaction Accounting Principles, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);
(b) Buyer will be able to pay its debts and obligations in the ordinary course of business as they become due; and
(c) Buyer will have adequate capital to carry on its businesses and all businesses in which it is about to engage.
Section 4.09 Investigation; No Reliance.  Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Seller Parties, the Transferred Interests, the Transferred IP, the Transferred Companies, the respective businesses of the Transferred Companies and the transactions contemplated by this Agreement and any other assets, rights or obligations to be transferred hereunder or pursuant hereto.  Except for the specific representations and warranties expressly made by Parent in Article III of this Agreement (and, for the avoidance of doubt, without limitation of any representations, warranties and agreements made by Parent pursuant to any Additional Agreement), (i) Buyer acknowledges and agrees that (a) the Seller Parties, the Transferred Companies and their respective Affiliates and Representatives are not making and have not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Transferred Interests, the Transferred IP, the Seller Parties, the Transferred Companies, or any of the Seller Parties’ or the Transferred Companies’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the respective businesses of the Transferred Companies, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Seller Parties, the Transferred Companies or their respective businesses furnished to Buyer or its Representatives or made available to Buyer and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter whatsoever, and (b) no officer, agent, representative or employee of the Seller Parties, the Transferred Companies or any of their respective Affiliates and Representatives has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement, and (c) Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any person, and acknowledges and agrees that the Seller Parties, the Transferred Companies and their respective Affiliates and Representatives have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person. Buyer specifically disclaims any obligation or duty by the Seller Parties, the Transferred Companies or any of their respective Affiliates or Representatives to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article III of this Agreement.

Article V

ADDITIONAL AGREEMENTS
Section 5.01 Conduct Prior to the Closing.
(a) Except as required by applicable Law or as expressly provided in this Agreement or the Additional Agreements, and except in connection with the implementation of the Pre-Closing Reorganization Transactions, and except for matters identified in Section 5.01(a) of the Disclosure Letter, from the date of this Agreement through the Closing (or until earlier termination of this Agreement), unless Buyer otherwise consents in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall (solely with respect to the Business), and shall cause each of its Affiliates (solely in respect of the Business) and each of the Transferred Companies to, (x) conduct the Business in the ordinary course consistent with past practice, (y) use commercially reasonable efforts to preserve intact the Business, and the Transferred Companies’ operations, permits, rights, goodwill, relations with customers, suppliers, distributers, Governmental Authorities and others with which they do business, keep available the services of their executive officers and employees and maintain the assets and properties of the Business in good working order consistent with past practice, and (z) in each case with respect solely to the Transferred Companies and the Business, to the extent permitted by applicable Laws, not do or permit to be done any of the following:

(i) grant any Lien (other than granting or suffering to exist a Permitted Exception) on any material asset (whether tangible or intangible) of the Business, including any Owned Intellectual Property or Licensed Intellectual Property;
(ii) sell, transfer, license, lease, sublease or otherwise dispose of any Asset having a value in excess of $1,000,000 on an individual basis or $5,000,000 in the aggregate, in each case other than sales of inventory or non-exclusive licenses in the ordinary course of business consistent with past practice or pursuant to Contracts in effect prior to the date hereof;
(iii) offer, grant, issue, sell, pledge or transfer to any Person any interest or securities in the Transferred Companies, or any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe for, interest or securities in the Transferred Companies, or redeem, repurchase or otherwise acquire any interest or securities in the Transferred Companies or make any other change in the capital structure of the Transferred Companies;
(iv) change or amend their organizational documents;
(v) (A) award any bonuses to, or increase the compensation or benefits payable or to become payable to, any Business Employee, in each case except (1) in the ordinary course of business consistent with past practice, (2) pursuant to an Employee Plan or the terms and conditions of employment of such Business Employee, existing on the date hereof or (3) as required by applicable Law; or (B) establish, adopt, enter into, materially amend or terminate any Company Plan or Parent Plan (or any plan, program or agreement that would be a Company Plan or Parent Plan if in effect on the date hereof), except as required by applicable Law, and except in a manner that (1) similarly affects Parent’s and its Affiliates’ employees who participate in such Parent Plan or (2) does not impact any Business Employees;
(vi) change or amend the terms of any collective bargaining agreement applicable to Business Employees;
(vii) enter into or amend or extend any material term of, or waive any material claim or right under, or terminate any Material Contract or lease for Leased Real Property, except in the ordinary course of business consistent with past practice;
(viii) make any material change in any (i) method of accounting or accounting practice or policy used by the Transferred Companies, other than such changes as are required by the Transaction Accounting Principles or applicable Law or (ii) Privacy Policy or the security of any IT Systems in any manner that is materially adverse to the Business, except as required by applicable Law;

(ix) except as contemplated by the 2019 capital expenditure plan or 2020 capital expenditure plan of the Transferred Companies previously provided to Buyer, enter into any commitment for capital expenditures or acquisitions (by merger, acquisition or otherwise) of any assets, securities or businesses in excess of $1,000,000 for any individual commitment and $5,000,000 for all such commitments in the aggregate (other than acquisitions of raw materials, machinery, and equipment in the ordinary course of business);
(x) fail to maintain their books and records in the ordinary course of business consistent with past practice;
(xi) incur, assume, modify or refinance any Debt (as defined in clauses (i) to (viii) in the definition thereof), except (A) to the extent that such Debt will be settled or otherwise eliminated prior to the Closing, (B) any Debt incurred by a Transferred Company to another Transferred Company that immediately prior to the Closing will be wholly beneficially owned by Aust Holdco, or (C) any Debt that is incurred in the ordinary course of business; provided that, with respect to clause (C), (i) Debt for borrowed money in excess of $10,000,000 in aggregate principal amount shall not be deemed to be in the ordinary course of business and (ii) any new or incremental guarantees (including bank guarantees of Liabilities or obligations of any Transferred Company) shall not be deemed to be in the ordinary course of business;
(xii) other than extensions of credit to customers in the ordinary course of business, make or guarantee any loans, advances, capital contributions to or investments in any Person (other than another Transferred Company that, as of Closing, will be wholly beneficially owned by Aust Holdco);
(xiii) (A) liquidate, dissolve, reorganize or wind up the business or operations of any Transferred Company  or (B) discontinue any line of business or engage in any new line of business;
(xiv) enter into any settlement or release with respect to any material Action relating to the Transferred Companies or the Business (except relating to Taxes), unless such settlement or release contemplates only the payment of money (or the modification, termination or release of any rights or obligations of Parent or the Seller Parties) less than $1,500,000 individually or $3,000,000 in the aggregate and paid in their entirety prior to the Closing and without ongoing limits on the conduct or operation of the Transferred Companies or the Business;
(xv) enter into, amend, terminate or grant any waiver under any Contract with any Seller Party or any of their respective Affiliates, other than entry into the Reorganization Documents or the applicable Additional Agreements in accordance with this Agreement;
(xvi) make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Return, surrender or waive any claim for a material Tax refund,  settle or compromise any material Tax liability, agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax, or enter into any Tax allocation agreement, Tax indemnity agreement or Tax sharing agreement, in each case, with respect to the Taxes of the Transferred Companies, other than as required by applicable Law;

(xvii)  effect any merger, consolidation, recapitalization, reclassification or other change in the capitalization of the Transferred Companies;
(xviii) abandon, fail to diligently maintain, transfer, sell, encumber, exclusively license, place in the public domain or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property or Licensed Intellectual Property, other than non-material actions or transactions in the ordinary course of business consistent with past practice;
(xix) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person;
(xx) enter into, terminate or modify any Hedge Contracts, other than in the ordinary course of business consistent with past practice; or
(xxi) enter into any legally binding commitment with respect to any of the foregoing.
Section 5.02 Access to Information.
(a) From the date of this Agreement until the Closing (or until earlier termination of this Agreement), upon reasonable prior notice, and except as determined in good faith to be appropriate to ensure compliance with any applicable Laws and subject to any applicable privileges (including the attorney client privilege) and contractual confidentiality obligations, Parent shall (solely with respect to the Business) and shall cause Seller and each of the Transferred Companies to, (i) afford the Representatives of Buyer reasonable access, during normal business hours, to the properties (including as reasonably required in connection with the Buyer obtaining real property insurance), employees, books and records of Parent, Seller and the Transferred Companies (in each case, solely with respect to the Business) and (ii) furnish to the Representatives of Buyer such additional financial and operating data and other information regarding the Business, including ownership of the Transferred IP and the Transferred Interests, as Buyer may from time to time reasonably request, in each case of (i) and (ii), for purposes of preparing to own and operate the Business (including the Transferred IP) following the Closing or obtaining a R&W Policy pursuant to Section 5.14; provided, however, that such investigation shall not (y) unreasonably interfere with the business or operations of any of the Seller Parties or the Transferred Companies or (z) include invasive environmental testing of soil, groundwater, indoor or ambient air or other environmental media at the properties; and provided, further, that the auditors and accountants of the Seller Parties and the Transferred Companies shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.  If reasonably requested by Parent, Buyer shall enter into a customary and mutually acceptable joint defense agreement with one or more of the Seller Parties or the Transferred Companies with respect to any information to be provided to Buyer pursuant to this Section 5.02(a).  Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Parent, which may not be unreasonably withheld, neither Buyer nor any of its Representatives shall contact any suppliers to, or customers of, the Seller Parties, the Transferred Companies or the Business other than in the ordinary course of business unrelated to the transactions contemplated hereby and on a basis consistent with past practice.

(b) In addition to the provisions of Section 5.03, for a seven (7) year period from and after the Closing Date, upon reasonable prior notice, solely in connection with (x) the preparation of financial statements, Taxes, including the preparation of any Tax Returns or conduct of any Tax proceedings, and U.S. Securities and Exchange Commission reporting obligations, (y) compliance by the parties with applicable Laws or (z) the performance of this Agreement or any Additional Agreement, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege), (iii) comply with any contractual confidentiality obligations, or (iv) restrict or prohibit access to Confidential Information (in the good faith judgment of the party claiming such exception), the parties hereto shall, and shall cause (in the case of Parent) the Seller Parties and their Representatives or (in the case of Buyer) the Transferred Companies and their respective Representatives to (A) afford the Representatives of the other party and its Affiliates reasonable access, during normal business hours, to their properties, electronically stored data and information, and books and records and Contracts (including underwriting information, including loss information, with respect to the insurance policies and programs maintained with respect to the period up to the Closing) in respect of the Transferred Companies, the Business, the Business Employees, the Transferred Interests and the Transferred IP (to the extent that such data, information, any of books and records and Contracts relate to a period prior to Closing), and permit copies of such materials to be made available solely for use in connection with the reasonable business purposes described in this paragraph, (B) furnish to the Representatives of the other party and its Affiliates such additional financial and other information regarding the Transferred Companies, the Business, the Transferred Interests and the Transferred IP (to the extent that such information relates to a period prior to Closing) as the other party may from time to time reasonably request in connection with the reasonable business purposes described in this paragraph and (C) make available to the other party and its Affiliates those employees whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist the other parties hereto in connection with their inquiries for any reasonable business purpose referred to above; provided, however, that such investigation shall not unreasonably interfere with the business or operations of any party hereto or any of its Affiliates; and provided, further, that the auditors and accountants of the parties hereto and the Transferred Companies shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.  If so requested by a party hereto providing any information or access, the party hereto or its Affiliate seeking information or access shall enter into a customary and mutually acceptable joint defense agreement with respect to any information to be provided to the party hereto seeking information or access pursuant to this Section 5.02(b).

(c) Notwithstanding anything in this Agreement to the contrary, none of the Seller Parties or the Transferred Companies shall be required, prior to the Closing, and none of the Buyer or the Transferred Companies shall be required, following the Closing, to disclose, or cause or seek to cause the disclosure, to any Person (or to provide access to any properties, books and records that would reasonably be expected to result in the disclosure to any Person of) any Trade Secrets, processes or patent, Trademark, or copyright applications or product development, or pricing and marketing plans, or other competitively sensitive information, in each case that is Confidential Information, nor shall any of the Seller Parties or the Transferred Companies, prior to the Closing, or Buyer or any of the Transferred Companies, following the Closing, be required to permit or cause or seek to cause others to permit any Person to have access to or to copy or remove from the properties of the Seller Parties or the Transferred Companies, any documents, drawings or other materials that might reveal any such Confidential Information.
(d) Notwithstanding anything to the contrary in Section 5.02(a), Buyer shall not conduct, prior to the Closing, without the prior written consent of Parent, which consent Parent may grant or withhold in its sole discretion, any sampling, testing or other intrusive indoor or outdoor investigation at or in connection with the Owned Real Property, the Leased Real Property or any other property associated or affiliated in any way with the Seller Parties or the Transferred Companies and their respective businesses.
(e) Each of Parent and Buyer, for itself and its Non-Recourse Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between Parent or Buyer, on the one hand, and its counsel (including, in the case of Parent, Weil, Gotshal & Manges LLP), on the other hand, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to the Transaction Agreements, or any matter relating to any of the foregoing, may constitute privileged communications that do not pass directly or indirectly to the other party notwithstanding the transactions contemplated hereby, and instead survive, remain with and are protected under this Agreement for the benefit of Parent or Buyer, as applicable (the “Privileged Communications”), without any waiver thereof.  The Buyer agrees that while it may in the ordinary course of business use or rely on any of the Privileged Communications of Parent that by virtue of the transactions contemplated hereby come under Buyer’s possession, custody or control, whether located in the records or email server of the Transferred Companies, or otherwise (included in the knowledge of their officers and employees), Buyer agrees not to assert that the privileged has been waived as to the Privileged Communications on the basis that Privileged Communications may be located in such records or email server (or in the knowledge of such officers and employees) in any action against or involving any of the parties after the Closing.  In the event that Buyer, any of its Affiliates or any of the Transferred Companies is requested or required pursuant to applicable Law or legal, regulatory or judicial process to disclose the contents of such Privileged Communication, then it may do so, provided that Buyer shall be obligated to take the same actions in respect thereof as are required to be taken by Parent in respect of Confidential Information under Section 5.05(b)(ii).

Section 5.03 Records Preservation.  Subject to the requirements of this Section 5.03, Parent and the Seller Parties shall have the right to retain copies of all books and records of the Transferred Companies (including emails) relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the employees of the Business, (ii) required by any Governmental Authority, including pursuant to any applicable Law or regulatory request, (iii) as may be deemed appropriate in connection with any Action involving the Seller Parties or their Affiliates or (iv) as may be necessary for the Seller Parties to perform their respective obligations pursuant to any Transaction Agreement, in each case subject to compliance with all applicable privacy Laws.  The parties hereto shall preserve and keep, or cause to be preserved and kept, all books and records (including electronically stored data and information) in respect of the Transferred Companies or the Business, to the extent relating to periods ending on or prior to the Closing Date, in their possession for the longer of (a) the period required under such party’s document retention policies and (b) any period required under applicable Law.  During such retention period, Representative of Parent, Buyer and their respective Affiliates shall, upon reasonable notice and for any reasonable business purpose, have access during normal business hours to examine, inspect and copy such books and records (including emails) subject to and in accordance with Section 5.02(b) and Section 5.02(c).  During such retention period, the parties hereto shall provide, or cause to be provided, to the other parties hereto and their respective Affiliates, access to such books and records as such other party hereto or its Affiliates shall reasonably request in connection with any Action to which such other party or any of its Affiliates are parties or in connection with the requirements of any Law applicable to such other party or any of its Affiliates subject to and in accordance with Section 5.02(b) and Section 5.02(c).
Section 5.04 Sale and Lease-Back. Parent acknowledges that, on and from the date hereof, Buyer intends to explore, and request Parent to procure one or more Transferred Companies to provide assistance in relation to certain transactions involving the sale of one or more Owned Real Properties by one or more Transferred Companies to one or more third parties, and the lease back by such Transferred Companies of such Owned Real Properties from such third parties, on arm's length terms but subject to the Closing (the “Sale and Lease-Back”). On and from the date hereof and until Closing, Parent will (and will procure that each Seller Party and each Transferred Company will), at all times, act reasonably and in good faith, and use its reasonable best efforts, to (a) comply with all reasonable requests of Buyer in connection with the pursuit or implementation of the Sale and Lease-Back, (b) pass, approve and consent to all necessary board and member resolutions as may be necessary or desirable to pursue or implement the Sale and Lease-Back, and (c) enter into customary documentation (including, but not limited to, land sale contracts and real property leases) with any Person as may be necessary or desirable in connection with the pursuit or implementation of the Sale and Lease-Back at the request of Buyer; provided that, the closing of any such transaction shall occur no earlier than the Business Day following the Closing Date (subject to the prior satisfaction of Section 7.03(b) or Section 7.03(c)(i) with respect to any entity engaging in a Sale and Lease-Back) and no payment shall be made (or funds advanced) in connection with (or in anticipation of) such Sale and Lease-Back until the Business Day following the Closing Date.  Any out-of-pocket expenses incurred by Parent or its Subsidiaries in connection with the Sale and Lease-Back shall be to the account of Buyer.  Buyer shall indemnify and hold harmless Parent and its Subsidiaries from and against any losses or other Liabilities to the extent any of such losses or Liabilities result directly and solely from their respective cooperation and assistance under this Section 5.04, in any case, whether or not Closing occurs, subject to the exceptions and limitations set forth in Exhibit N.

Section 5.05 Confidentiality.
(a) The terms of the letter agreement dated November 29, 2018 between an Affiliate of Buyer and Parent and an addendum No. 1 thereto dated January 18, 2019 (collectively, the “Confidentiality Agreement”) are incorporated into this Agreement by reference and shall continue in full force and effect (and the confidentiality obligations thereunder shall be binding upon Buyer and its Affiliates and Representatives as if parties thereto) until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate.  If, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
(b) For a period of seven (7) years from the date hereof, Parent shall, and shall cause Seller and their respective Representatives to, hold in strict confidence and not disclose or release to any Person (other than Buyer, the Transferred Companies or their Representatives) without the prior written consent of Buyer, any and all Confidential Information; provided that each of the Seller Parties may disclose, or may permit disclosure of, Confidential Information (i) to its Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties hereto and in respect of whose failure to comply with such obligations, the applicable Seller Party shall be responsible, or (ii) if any of the Seller Parties, or any of its respective Representatives is compelled (whether by deposition, interrogatory, request for documents, subpoena, civil investigation, demand, order or other legal process) or otherwise required by Law to disclose any such Confidential Information.  In the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii) above, Parent shall or shall cause the applicable Seller Party to, (x) as promptly as practicable notify Buyer of the existence of such request or demand to the extent practicable and, if not otherwise prevented by Law, the disclosure that is expected to be made in respect thereto so that Buyer may, at its expense, seek a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information and/or waive compliance with the provisions of this Section 5.05(b), and (y) if requested by Buyer, cooperate with Buyer (at Buyer’s expense) in seeking a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information in respect to such request or demand.  If such a protective order or other remedy or the receipt of a waiver by Buyer is not obtained and any Seller Party or any of its Representatives is required by such Law to disclose any Confidential Information, such Seller Party or such Representative may disclose only that portion of the Confidential Information which is required to be disclosed.
(c) As used in this Agreement, “Confidential Information” shall mean all proprietary, technical, economic, environmental, operational, financial or other business information or material, data, reports, interpretations, forecasts, business plans, know-how and Trade Secrets of or predominantly related to the Business and/or the Transferred Companies and their respective businesses, products, services, financial condition, operations, assets, liabilities and/or prospects which is in, or after the date hereof, comes into the possession of any Seller Party or any of its Representatives, including pursuant to the access provisions of Section 5.02 or Section 5.03 hereof or any other provision of any Transaction Agreement; except the term “Confidential Information” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by any of the Seller Parties or their Representatives in breach of the Confidentiality Agreement or this Agreement), (ii) becomes available after the Closing Date to any of the Seller Parties or any of their Representatives on a non-confidential basis from a source other than Buyer which, to the Knowledge of Parent, is not subject to any contractual, legal or fiduciary obligation of confidentiality to Buyer or (iii) is independently developed by any Seller Party or any of its Representatives without use of the Confidential Information.  Notwithstanding the foregoing, nothing herein shall prevent the Seller Parties from disclosing or using information that is not related to the Business (as conducted prior to or after the Closing) or the Owned Intellectual Property or Licensed Intellectual Property.
Section 5.06 Regulatory and Other Authorizations; Consents.
(a) Subject to the terms and conditions herein provided, each of Buyer and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, and in any case, prior to the End Date (including the satisfaction, but not waiver, of the conditions precedent set forth in Article VIII).  Each of Buyer and Parent shall use reasonable best efforts to obtain consents of all Governmental Authorities, and Parent shall use its reasonable best efforts to obtain consents of all third parties, necessary to consummate the transactions contemplated by this Agreement.
(b) In furtherance and not in limitation of the foregoing, each party hereto shall make all necessary filings and notifications under any applicable Regulatory Law with respect to the transactions contemplated by this Agreement as promptly as practicable and advisable, including with respect to any filings required to comply with the Foreign Acquisitions and Takeovers Act 1975 (Cth) within ten (10) Business Days of the date of this Agreement.  Each party hereto shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to any applicable Regulatory Law. Without limiting the foregoing, (i) Buyer and Parent shall not, and shall ensure that their respective controlled Affiliates shall not, voluntarily extend any waiting period or other applicable time period under any applicable Regulatory Law or enter into any agreement with any Governmental Authority, in each case, to delay, or otherwise not to consummate as soon as practicable the transactions contemplated hereby, except with the prior written consent of the other parties hereto, which consent may be withheld in the sole discretion of the non-requesting party, and (ii) Buyer and Parent agree, at Buyer’s sole cost, to take any and all actions that are necessary or reasonably advisable to avoid or eliminate each and every impediment under any applicable Regulatory Law that may be asserted or required by any Governmental Authority or that are otherwise requested by a Governmental Authority in order to consummate the transactions contemplated by this Agreement as expeditiously as possible, and in any event prior to the End Date, including, without limitation, (A) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of, any entities, operations, assets, divisions, businesses, product lines, customers or facilities of the respective businesses of the Transferred Companies or Buyer or its controlled Affiliates, (B) creating, terminating, amending or assigning existing relationships, ventures, contractual rights, or obligations of the respective businesses of the Transferred Companies or Buyer, (C) amending, assigning, or terminating existing licenses or other agreements (and entering into such new licenses or other agreements), (D) otherwise taking or committing to any action that would limit Buyer’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any Transferred IP or any businesses, assets, products, or equity interests of Buyer, its controlled Affiliates or the Transferred Companies; and/or (E) entering into any Governmental Order, consent decree or other agreement to effectuate any of the foregoing (the “Regulatory Actions”); provided that such Regulatory Actions may be conditioned upon and become effective only from the consummation of the transactions contemplated by this Agreement. All filing fees incurred in connection with filings and notifications under any applicable Regulatory Law shall be borne by Buyer. Buyer agrees not to take any action that would reasonably be expected to result in a delay in obtaining the Required Regulatory Approvals.  Notwithstanding anything to the contrary set forth here, nothing in this Section 5.06 shall obligate Buyer to take any action that may affect (i) any of Buyer’s Affiliates, other than Snacking Investments HoldCo Pty Limited, Snacking Investments MezzCo Pty Limited and Snacking Investments MidCoPty Limited or any other controlled Affiliates of Buyer, or (ii) any portfolio companies of investment vehicles managed or advised by any Affiliates of Buyer.

(c) Each party to this Agreement shall promptly notify the other parties hereto of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, permit the other parties hereto to review in advance, and shall consider in good faith the comments of the other party in connection with, any communication proposed to be made by such party (or its advisors) to any Governmental Authority, and shall provide the other parties hereto with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, subject to Section 5.02(d).  No party to this Agreement shall agree to participate in any meeting or discussion with any Governmental Authority in respect of any such filings, investigation or other inquiry unless, to the extent reasonably practicable, it consults with the other parties hereto in advance and, to the extent practicable and permitted by such Governmental Authority, gives the other parties hereto the opportunity to attend and participate at such meeting.  Subject to the Confidentiality Agreement and applicable Law, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties hereto may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under any Law in any relevant jurisdiction; provided, that certain highly confidential information or Trade Secrets may be redacted and/or made available on an “outside counsel basis only”.
(d) In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person (other than the Parties or their Affiliates) is commenced that questions the validity or legality of the transactions contemplated hereby, seeks to temporarily or permanently enjoin the transactions contemplated hereby, or seeks damages in connection therewith, the parties hereto agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if any decree, judgment, injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order vacated, lifted, reversed or overturned.

(e) Each party to this Agreement shall reasonably cooperate in obtaining any consents, approvals, permits, waiting period expirations or authorizations that may be required in connection with the transactions contemplated by this Agreement (including those required from counterparties to Material Contracts and leases of Leased Real Property) as soon as reasonably practicable after the date hereof and the Parent shall promptly provide to the Buyer copies of any such consents, approvals, permits, waiting period expirations or authorizations.  Notwithstanding anything to the contrary in this Agreement, nothing herein shall obligate or be construed to obligate any of the parties to make, or cause to be made, any payment to any third party in order to obtain the consent or approvals of such third party under any Material Contract or lease of Leased Real Property.
(f) Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges on behalf of itself and its Affiliates and its and their Affiliates and Representatives, successors and assigns that the operation of the respective businesses of the Transferred Companies shall remain in the dominion and control of the Seller Parties until the Closing and that Buyer and its Affiliates and Representatives shall not provide, directly or indirectly, any directions or orders to any director, officer or employee of the Seller Parties or the Transferred Companies with respect to the operation of the respective businesses of the Transferred Companies, except as specifically contemplated or permitted by this Article V or as otherwise consented to in advance by an executive officer of Parent, and in accordance with any applicable Laws.
Section 5.07 D&O Indemnification; Insurance.
(a) From and after the Closing Date until six (6) years from the Closing Date, Buyer shall or shall cause each Transferred Company to indemnify, defend and hold harmless to the fullest extent permitted under Law, the individuals or entities who on or prior to the Closing Date were directors, officers, managers or general or limited partners of any Transferred Company with respect to any threatened, pending or completed action, suit or proceeding arising out of any acts or omissions by them in their capacities as such or taken at the request of such Transferred Company at any time on or prior to the Closing Date against expenses (including attorneys’ fees) by such individual or entity in connection with such action, suit or proceeding.  In addition, Buyer shall or shall cause each Transferred Company to pay or reimburse any reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket attorneys’ fees) of any officers, directors or general or limited partners entitled to indemnification hereunder in advance of the final disposition of such action, suit or proceeding to the fullest extent permitted under applicable Law, provided that the person or entity to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.
(b) At the Closing, Parent shall cause the applicable Transferred Companies to obtain and fully pay the premium for insurance and indemnification policies that provide coverage (solely in respect of the Business which is conducted by the Transferred Companies in Indonesia, Japan and Malaysia) for a period of six (6) years from and after the Closing for events occurring prior to the Closing (the “D&O Insurance”) that are no less favorable in the aggregate to the intended beneficiaries thereof than such Transferred Companies’ existing directors’ and officers’ liability insurance policies; provided, that in no event shall the aggregate premium of such D&O Insurance exceed 250% of the annual aggregate premium paid by such Transferred Companies as of the Closing Date for such insurance; and provided, further, that if the aggregate premium of such D&O Insurance would exceed such amount, Parent shall cause such Transferred Companies to obtain policies with the greatest coverage available for a cost not exceeding such amount. All costs and expenses associated with obtaining the D&O Insurance policy, including the premium, shall be borne fifty percent (50%) by Parent and fifty percent (50%) by Buyer.

(c) The organizational documents of each of the Transferred Companies shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals or entities who at or at any time prior to the Closing Date were directors, officers, managers or general or limited partners of such Transferred Company or otherwise entitled to indemnification pursuant to applicable Law or such Transferred Company’s organizational documents.
(d) The provisions of this Section 5.07 are intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification under this Section 5.07, his, her, or its heirs or successors in interest (as applicable) and his, her or its Representatives (as applicable) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
(e) Parent and its Affiliates hereby agree to use commercially reasonable efforts to (A) maintain in effect for at least seven years following the Closing Date all insurance policies and programs covering the Transferred Companies that have a “claims made,” “losses discovered,” or “losses reported” coverage trigger, and (B) seek recovery for losses under such insurance policies and programs for the benefit of the Transferred Companies, solely to the extent permissible under such insurance policies and programs with respect to events or circumstances (whether known or unknown to the Transferred Companies) (i) that occurred or existed prior to the Closing, (ii) that are covered by any such insurance policy or program, and (iii) for which pre-Closing coverage is not available to the Transferred Companies under similar policies or programs which have been obtained by Buyer.  Parent agrees to use commercially reasonable efforts to continue to pursue (consistent with past practice), for the benefit of the Transferred Companies, any applicable insurance claims made under Parent or its Affiliates’ insurance policies and in doing so consult with and act upon the reasonable instructions of the Transferred Companies, as applicable.  For the avoidance of doubt, Parent shall not act as legal counsel for the Transferred Companies nor direct the legal counsel of the Transferred Companies on litigation or negotiation strategy, however, Parent and its relevant Affiliate shall take appropriate administrative actions to direct its claim adjuster to act on behalf of the Transferred Companies with respect to claims made under Parent or its Affiliates’ insurance policies and programs as described above.  Parent also agrees that, to the extent that it or its Affiliates receive payment from their insurer(s) for reimbursement of out-of-pocket costs and expenses paid by the Transferred Companies on account of a third party claim made under Parent or its Affiliates’ insurance policies and programs, Parent shall pay the applicable member of the Transferred Companies promptly following its receipt, an amount equal to any net proceeds received as reimbursement under such policy or program.  In consideration of the foregoing, Buyer agrees that it shall cause the applicable member of the Transferred Companies to reimburse Parent for any reasonable documented out of pocket expenses incurred by Parent or any of its Affiliates after the Closing with respect to the submission of any claims or losses to its insurer for coverage, including any and all deductibles, retentions or self-insurance associated with any such claim.  The parties hereto agree that any of Parent’s efforts pursuant to this paragraph shall be at the sole cost and expense of Buyer.  For the avoidance of doubt, the Transferred Companies shall exclusively bear and be responsible for (and Parent and its Affiliates shall not have any obligation to repay or reimburse Buyer or the applicable member of the Transferred Companies for) all uninsured, uncovered, unavailable or uncollectible amounts of such claims.  Prior to the Closing, Parent will, and will cause its applicable Affiliates, to, upon Buyer’s request and at Buyer’s expense (in respect of reasonable out-of-pocket fees and expenses), provide reasonable assistance to Buyer in obtaining insurance policies and programs for the benefit of the Transferred Companies for the period following the Closing (and, for the avoidance of doubt, Buyer shall control the negotiations in respect of such policies and programs).

Section 5.08 Guarantees; Other Obligations.  At or before the Closing, Buyer shall use its reasonable best efforts, and Parent shall, and shall cause Seller to, cooperate with Buyer, to (a) arrange for substitute letters of credit, surety bonds, Buyer guarantees and other obligations to replace (i) any Seller Guarantees outstanding as of the date hereof and (ii) any Seller Guarantees entered into in the ordinary course of business during the period from the date hereof through the Closing Date or (b) assume all obligations under each Seller Guarantee, obtaining from the creditor, beneficiary or other counterparty a full release (in a form satisfactory to the Seller Parties) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a beneficiary or counterparty in connection with amounts drawn under the Seller Guarantees.  To the extent the beneficiary or counterparty under any Seller Guarantees does not accept any such substitute letter of credit, Buyer guarantee or other obligation proffered by Buyer, Buyer shall (x) indemnify, defend and hold harmless the Seller Parties and their Affiliates against, and reimburse the Seller Parties and their Affiliates for, all amounts paid (including costs or expenses) in connection with such Seller Guarantee, including each Seller Party’s and its Affiliates’ expenses in maintaining such Seller Guarantees, whether or not any such Seller Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse the Seller Parties and their Affiliates to the extent any Seller Guarantee is called upon and any Seller Party or its Affiliates makes any payment or is obligated to reimburse the party issuing the Seller Guarantee and (y) not without Parent’s prior written consent, amend in any manner adverse to any Seller Party or any of its Affiliates, or extend (or permit the extension of), any Seller Guarantee or any obligation supported by any Seller Guarantee.  At the request of Parent, and at any time any Seller Party’s obligations under any Seller Guarantee have not been irrevocably released, Buyer shall provide the Seller Parties and their Affiliates with letters of credit or a surety bond(s), issued by an issuer reasonably acceptable to Parent, in an amount equal to the Seller Parties’ and their Affiliates’ entire potential liability pursuant to the immediately preceding sentence.  Any such letter of credit, guarantee or other financial assurance obligation shall not expire, terminate or be cancelled until the Seller Parties and their Affiliates are irrevocably and unconditionally fully released from the entire potential liability with respect to all Seller Guarantees.

Section 5.09 Repayment of Existing Credit Facilities.  Parent will use commercially reasonable efforts to deliver, or cause to be delivered, customary payoff or similar documentation with respect to the Existing Credit Facilities.
Section 5.10 Hedge Terminations.  No later than ten (10) Business Days prior to Closing, Buyer may provide written notice (such notice, a “Hedge Termination Notice”) to Parent requesting that Parent terminate any Specified Hedging Agreement(s) at Closing.  If such Hedge Termination Notice is provided to Parent, Parent shall, and shall cause Seller to, use its reasonable best efforts to terminate such Specified Hedging Agreement(s) at Closing.  With respect to any Specified Hedging Agreements which are not being terminated at Closing, Buyer may provide written notice (such notice, a “Hedge Amendment Notice”) to Parent at least 60 days prior to Closing requesting that Parent cooperate with Buyer to amend any Specified Hedging Agreement(s) to replace any guaranties provided by Parent in connection therewith with other forms of credit support, as necessary.  If such Hedge Amendment Notice is provided to Parent, (i) Parent shall, and shall cause Seller to, use its reasonable best efforts to amend such Specified Hedging Agreement(s) to replace such guaranties with another form of credit support, as notified by Buyer and (ii) Parent and Buyer shall cooperate to make any changes to such Specified Hedging Agreement(s) desirable or necessary to reflect that Parent is no longer parent of the Transferred Companies.  Any termination payment paid to any Transferred Company in connection with this Section 5.10 will be for the account of such Transferred Company.  Any termination payment and any fees, expenses or other amounts paid by a Transferred Company in connection with this Section 5.10 will, at the election of Parent, be paid either by the Transferred Company or Parent, and if such payment is made by Parent, Buyer hereby agrees to promptly reimburse Parent upon notification by Parent of the amount of such payment.  For the avoidance of doubt, no adjustment to the Purchase Price, including for purposes of determining the Closing Date Cash, will be made in connection with this Section 5.10.
Section 5.11 Further Assurances.  From time to time following the Closing, the parties shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by the other party (including, during a period of 24 months following the Closing, at the expense of Parent, (i) transferring back to Parent or its designated Affiliate (and Parent shall or shall cause its applicable Affiliates to accept or assume) any Intellectual Property not contemplated by this Agreement to be Transferred IP or any other asset or liability not contemplated by this Agreement to be transferred to or assumed by Buyer, which Intellectual Property, asset or liability was incorrectly transferred to or assumed by Buyer at the Closing (including as an asset or liability of any Transferred Company or incorrectly transferred to any Transferred Company) and (ii) transferring to Buyer or its designated Affiliate or Transferred Company for no consideration (and Buyer shall or shall cause such Person to accept or assume) any Intellectual Property contemplated by this Agreement to be Transferred IP, or any Intellectual Property (other than Licensed Intellectual Property) held by Parent or any of its Affiliates or other asset or liability that was contemplated by this Agreement to be transferred to or assumed by Buyer which was incorrectly transferred to or assumed by Parent or its Affiliates at the Closing (including as an asset or liability of Parent or any of its Affiliates or incorrectly transferred to Parent or any of its Affiliates, as the case may be); provided, however, that nothing in this Section 5.11 shall require either party or its Affiliates to pay money to, commence or participate in any Action with respect to, or offer or grant any accommodation (financial or otherwise) to, any third party following the Closing.  Each party agrees and acknowledges that the other party shall be entitled to specific performance to enforce such Party’s obligations under this Section 5.11.

Section 5.12 Pre-Closing Reorganization Transactions.
(a) Parent shall, and shall cause its applicable Subsidiaries, to complete the reorganization transactions in accordance with the restructuring steps set forth in Exhibit M (the “Pre-Closing Reorganization Transactions”) and applicable Law, at Parent’s expense. Parent shall keep Buyer reasonably informed in respect of the actions and timing of the Pre-Closing Reorganization Transactions.
(b) Parent’s counsel shall prepare, as promptly as practicable following the date of this Agreement, drafts of the transfer agreements, assignment agreements, and other relevant documentation pursuant to which the Pre-Closing Reorganization Transactions shall be effected (collectively, the “Reorganization Documents”), it being understood that the transactions referred to in such Reorganization Documents shall be made without any representation, warranty, recourse or covenant of any kind or nature whatsoever, express or implied, at law or in equity, by any Transferred Companies, each of which are expressly disclaimed by each of the parties thereto (without limiting in any respect the representations and warranties and the provisions in this Agreement and the Additional Agreements). Parent provide copies of drafts of Reorganization Documents to Buyer’s counsel, and Parent shall procure its counsel to incorporate the comments of Buyer’s counsel thereto, unless objected to by Parent or Parent’s counsel reasonably and in good faith.  Parent shall obtain Buyer’s written consent (not to be unreasonably withheld or delayed) before it or its Affiliates enter into any of the Reorganization Documents.  Parent’s counsel shall, prior to or at the Closing, deliver to Buyer all fully executed Reorganization Documents.
Section 5.13 Financing.
(a) Prior to the Closing, Buyer shall use, and shall cause its Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms (including the market flex provisions set forth in the Fee Letters) and subject only to the conditions set forth in the Commitment Documentation, including using reasonable best efforts to (i) maintain in effect and comply with the Commitment Documentation, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms (including the market flex provisions set forth in the Fee Letters) and subject only to the conditions set forth in the Commitment Documentation, (iii) satisfy (and cause its controlled Affiliates to satisfy) on a timely basis all conditions applicable to Buyer in the Commitment Documentation and the definitive agreements related thereto, (iv) consummate the Financing at or prior to the Closing Date, (v) enforce its right under the Commitment Documentation and the definitive agreements relating to the Financing, and (vi) comply with its covenants and other obligations under the Commitment Documentation and the definitive agreements relating to the Financing. Buyer shall not, and shall not permit any of its controlled Affiliates to, take any action not otherwise required under this Agreement that is a breach of, or would result in termination of or reduction in the commitments with respect to, the Commitment Documentation, except as otherwise contemplated thereby.  Buyer shall not, without the prior written consent of Parent, agree to or permit any termination of or amendment, restatement, amendment and restatement, supplement or modification to be made to, or grant any waiver of any provision under, the Commitment Documentation or the definitive agreements relating to the Financing if such termination, amendment, restatement, supplement, modification or waiver would be reasonably likely to: (A) reduce (or could have the effect of reducing) the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless an alternative source of financing is increased by a corresponding amount, so long as such alternative source of financing does not include terms or conditions that would constitute a Prohibited Amendment (defined below) under clauses (B), (C) and (D) below; (B) adversely impact the ability of Buyer to enforce its rights against other parties to the Commitment Documentation or the definitive agreements with respect to the Financing; (C) impose new or additional conditions precedent to the availability of the full amount of the Financing or otherwise amend, modify or expand any of the conditions precedent to the Financing, or otherwise amend any other provision of the Commitment Documentation in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (D) prevent, delay or impede the Closing or the date on which the Financing would be obtained (the amendments described in the foregoing clauses (A), (B), (C) and (D), the “Prohibited Amendments”); provided, that the Buyer may amend the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or entities in similar roles who are not parties to such letters as of the date hereof.  Buyer shall deliver to Parent true and complete copies of any amendment, modification, supplement, consent or waiver to or under the Commitment Documentation or the definitive agreements relating to the Financing promptly upon execution thereof other than (1) amendments or modifications solely for the purpose of joining additional arrangers or financing sources following the date hereof to the extent effected pursuant to the terms of the Commitment Documentation or (2) amendments or modifications to the terms that have been redacted in the Fee Letter.
(b) Buyer shall keep Parent informed on a current basis and in reasonable detail, upon the reasonable request of Parent, of the status of its efforts to arrange the Financing.  Buyer shall give Parent prompt notice (i) of any material breach or material default or actual or threatened repudiation or termination (whether in whole or in part) by any Financing Sources of the Commitment Documentation or definitive documents related to the Financing of which Buyer becomes aware, (ii) of the receipt of any written notice or other written communication from any Financing Source with respect to any (A) material breach, default or actual or threatened repudiation or termination (whether in whole or in part) by any party to the Commitment Documentation or any definitive document related to the Financing of any provisions of the Commitment Documentation or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to the Commitment Documentation or any definitive document related to the Financing with respect to the conditionality or amount of the Financing or the obligation to fund the Financing or the amount of the Financing to be funded at the Closing (but excluding ordinary course negotiations) and (iii) of the occurrence of an Event that could reasonably be expected to adversely impact the ability of Buyer to obtain all or any portion of the Financing contemplated by the Commitment Documentation.  As soon as reasonably practicable, but in any event within two (2) Business Days of the date Parent delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Parent relating to any circumstance referred to in the immediately preceding sentence.  If any portion of the Financing becomes unavailable on the terms (including any applicable market flex provisions) and conditions contemplated by the Commitment Documentation and alternative financing (so long as the terms thereof are of the type that would not constitute a Prohibited Amendment) is not then made available in an amount equal to such portion, and such portion is required to fund the Closing Payment and all fees, expenses and other amounts contemplated to be paid by Buyer pursuant to this Agreement, Buyer shall promptly notify Parent in writing and Buyer shall use its commercially reasonable efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement with terms and conditions (including market flex provisions) not less favorable in any respect to Parent than the terms and conditions set forth in the Commitment Documentation, as promptly as practicable following the occurrence of such event. Buyer shall deliver to Parent true and complete copies of all contracts, agreements or other arrangements (including fee letters redacted in a manner similar to the Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Financing.  For purposes of this Section 5.13, (x) references to the “Commitment Documentation” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.13 and (y) references to “Financing” shall include the debt financing contemplated by the Commitment Documentation as permitted to be amended, restated, amended and restated, modified, supplemented or replaced by this Section 5.13.
(c) Prior to the Closing Date, Parent shall, and shall cause Seller to, use its reasonable best efforts to provide, and to cause the Transferred Companies to provide, to Buyer, in each case at Buyer’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Buyer in connection with the arrangement, syndication and consummation of the Financing, including using its reasonable best efforts (other than clause (iv) below which Parent agrees, and agrees to cause Seller to, use its commercially reasonable efforts) to (i) furnish Buyer and its Debt Financing Sources (or any replacement thereof) all information reasonably requested by Buyer and its Debt Financing Sources (or any replacement thereof) for the preparation of a customary information memorandum for a syndicated loan financing, including the Financial Information which has been provided as of the date hereof, (ii) designate appropriate members of management of the Transferred Companies to provide such cooperation in connection with the Financing as is reasonably requested by Buyer and its Financing Sources, (iii) provide reasonable and customary assistance with the preparation of materials for rating agency presentations, bank information memoranda and other customary marketing materials, in each case, to the extent reasonably necessary and customary, (iv) assist Buyer in connection with the preparation, execution and delivery of definitive financing documents, including  disclosure schedules for any pledge, security and other financing documents as may be requested by Buyer or the Debt Financing Sources, and otherwise facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing, in each case, solely in respect of the Transferred Companies and solely as required to be delivered pursuant to the terms of the Debt Financing Commitment Letter, it being understood that such documents will not take effect until the Closing Date, (v) to the extent applicable, cause the execution and delivery of a certificate of the chief financial officer of the Transferred Companies with respect to solvency matters as of the Closing, on a pro forma basis, in the form attached to the Debt Commitment Letter (or substantially similar provisions in any alternative financing), (vi) cooperate with prospective lenders, placement agents and initial purchasers and their respective advisors in performing their reasonable and customary due diligence, (vii) cooperate with Buyer’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing and (viii) to the extent timely requested by Buyer and required under the Commitment Letter, provide all required documentation and other information required by U.S. bank regulatory authorities under applicable “know-your-customer,” anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act, relating to the respective businesses of the Transferred Companies, in each case, as reasonably requested by Buyer at least ten (10) Business Days prior to the Closing Date.

(d) Notwithstanding anything to the contrary in this Section 5.13, in no event shall any of the Seller Parties or the Transferred Companies be required to take or permit the taking of any action that would (i) in Parent’s reasonable judgment, unreasonably interfere with the ongoing business or operations of each of the Transferred Companies, (ii) cause any representation or warranty in this Agreement to be breached by the Seller Parties or the Transferred Companies, (iii) require the Seller Parties or the Transferred Companies to bear any cost or expense, pay any commitment or other fee, enter into any definitive agreement, incur any other liability or obligation, make any other payment or agree to provide any indemnity in connection with the Financing or any of the foregoing, (iv) cause any director, officer or employee of the Seller Parties or the Transferred Companies to incur any personal liability, (v) conflict with or violate any of the Transferred Companies’ organizational documents or any laws or result in, prior to the Closing, the contravention of, or that would reasonably be expected to result in, prior to the Closing, a violation or breach of, or default under, any material contract to which such Transferred Company is a party, (vi) provide access to or disclose information that the Seller Parties or the Transferred Companies determine could jeopardize their attorney-client privilege or result in the breach (or potential breach) of any third-party confidentiality undertakings, (vii) prepare any projections or pro forma statements, (viii) deliver or cause to be delivered any opinion of counsel in connection with the Financing, (ix) execute or enter into or perform any agreement with respect to the Financing contemplated by the Commitment Documentation, in each case, prior to the Closing or (x) require any Transferred Company to be an issuer or obligor with respect to the Financing prior to the Closing.
(e) Buyer shall promptly, upon request by Parent, reimburse the Seller Parties for all reasonable out-of-pocket costs and expenses incurred by the Seller Parties, the Transferred Companies or their Affiliates in connection with the Financing, including the cooperation contemplated by this Section 5.13 and the compliance by the Seller Parties or the Transferred Companies with their obligations under this Section 5.13, and shall indemnify and hold harmless the Seller Parties and the Transferred Companies and each of their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments and penalties of any kind imposed on, sustained, suffered or incurred by, or asserted against, any of them, directly or indirectly, relating to, arising out of or resulting from the Financing, any cooperation pursuant to this Section 5.13 and/or the provision of information utilized in connection therewith, except to the extent (A) arising out of gross negligence or willful misconduct of the Seller Parties or the Transferred Companies or (B) arising from any written information utilized in the Financing regarding the Transferred Companies or their respective businesses, the Transferred Interests or the Transferred IP provided to Buyer by or on behalf of Parent for use in connection therewith, in each case, whether or not the Closing occurs.

(f) All non-public or otherwise confidential information regarding the respective businesses of the Transferred Companies obtained by Buyer pursuant to clause (c) above shall be kept confidential in accordance with the Confidentiality Agreement; provided, that, upon notice to Parent, Buyer may provide such information to potential sources of debt financing and other capital and to rating agencies and prospective lenders and investors during syndication and marketing of the Debt Financing (including any permitted alternative financing) subject to customary confidentiality arrangements with such Persons regarding such information, in each case, no less favorable than those set forth in the Debt Commitment Documentation or pursuant to other arrangements which are satisfactory to Parent. Parent hereby consents to the use of the trademarks and logos of the Business in connection with the Debt Financing; provided, that such logos are not used in a manner that is intended to or does harm or disparage the Seller Parties, the Transferred Companies or their respective marks, reputation or goodwill.
(g) Buyer expressly acknowledges and agrees that (i) obtaining the Financing is not a condition to the Closing, (ii) the provisions of this Section 5.13 shall not create any independent conditions to Closing and (iii) notwithstanding anything contained in this Agreement to the contrary, Buyer’s obligations hereunder are not conditioned in any manner upon Buyer obtaining the Financing, or any other financing whatsoever. In the event the Financing has not been obtained, Buyer will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth herein, to consummate the transaction contemplated hereby.
(h) Parent hereby consents (or has obtained from its applicable Affiliate or the applicable Transferred Companies the requisite consent) to the use of the Transferred Companies’ logos in a form and manner reasonable acceptable to Parent in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended or likely to, and will not, harm or disparage Parent, its Affiliates or the Transferred Companies or the reputation or goodwill of such Persons and all goodwill arising from the use thereof shall inure to the respective owners of such logos and (ii) are used solely in connection with a description of the Transferred Companies, the Business, its products or the transactions contemplated by this Agreement (including in connection with any marketing materials related to the Debt Financing).
Section 5.14 R&W Policy Matters.  In the event Buyer or any of its Affiliates elects to obtain a representations and warranties insurance policy in respect of the representations and warranties contained in this Agreement or in any certificate or other instrument contemplated by or delivered in connection with this Agreement (such policy, a “R&W Policy”), (a) all premiums, underwriting fees, brokers’ commissions and other costs and expenses related to procuring such R&W Policy (the “R&W Policy Expenses”) shall be borne solely by Buyer, (b) such R&W Policy shall not provide for any “seller retention” (as such phrase is commonly used in the representations and warranty policy industry), and (c)  such R&W Policy shall not permit any amendment thereto or modification thereof with respect to the foregoing limitations without the prior written consent of Parent.

Section 5.15 Non-Solicitation and Non-Competition.
(a) Parent agrees that, for the period commencing on the Closing Date and expiring on the second (2nd) anniversary thereof, neither it nor any of its Subsidiaries shall (without the prior written consent of Buyer) directly or indirectly (i) induce or encourage any Restricted Employee to leave his or her position of employment or to accept any other position or employment, (ii) solicit any Restricted Employee for employment or any similar arrangement or (iii) hire any Restricted Employee; provided, however, that this Section 5.15(a) shall not apply to Restricted Employees (x) who have ceased to be employed by Buyer at least twelve (12) months prior to the applicable inducing, encouraging, soliciting or hiring, (y) who have ceased to be employed by Buyer as a result of Buyer or its applicable Affiliates terminating the employment of such Restricted Employee (other than any termination of a Restricted Employee proximately caused by a solicitation or encouragement by Parent of such Restricted Employee in contravention of this Section 5.15(a)), or (z) who are Business Employees as of the Closing Date and who transfer on or about such date from a Transferred Company to Parent or its Subsidiaries (other than the Transferred Companies) pursuant to the parties’ mutually agreed separation plans, and the provisions of this Section 5.15(a) shall not prohibit general solicitations for employment through advertisements or bona fide third-party recruiting firms not specifically targeted at such Persons. As used in this Section 5.15(a), “Restricted Employee” means, (i) each employee who is a senior employee of any Transferred Company or a senior employee of Buyer or any of its Subsidiaries and (ii) any Person who at any time in the 12 months prior to the date hereof was a senior employee of any Transferred Company or was involved in the discussions leading to this Agreement and the transactions contemplated hereby.
(b) Parent agrees that, during the Restricted Period, neither it nor any of its Subsidiaries shall (without the prior written consent of Buyer), directly or indirectly, solicit or induce, or attempt to solicit or induce, any Person that is a customer, distributor, supplier or other business relation of the Transferred Companies to cease doing business with the Transferred Companies, or in any way intentionally interfere with the relationship between any Person that is a customer, distributor, supplier or other business relation of the Transferred Companies, on the one hand, and the Transferred Companies, on the other hand.
(c) Parent agrees that, during the Restricted Period, it shall not and shall ensure that none of its Subsidiaries shall (without the prior written consent of Buyer), directly or indirectly, whether alone or in partnership, joint venture or alliance with anyone else, in one or a series of related transactions, (i) acquire any equity interest, or any interest exchangeable or convertible into or providing the right to receive an equity interest, in any Restricted Person, or (ii) undertake, participate, operate, carry on, or engage in, any Restricted Business in a Restricted Area; provided, however, that nothing herein shall restrict Parent or any its Subsidiaries from (w) directly or indirectly acquiring less than five percent (5.0%) of the outstanding equity interests, or any interest exchangeable or convertible into or providing the right to receive an equity interest, of any Restricted Person, so long as Parent or any Subsidiary thereof does not, directly or indirectly, control such Restricted Person or does not (and does not obtain any rights to) appoint any member(s) to the board of directors or similar governing body of such Restricted Person, (x) directly or indirectly acquiring any equity interests in a Restricted Person if the Restricted Business of such Restricted Person generates less than $20,000,000 of annual total revenue, and contributes less than 5.0% of the consolidated total revenues of such Restricted Person measured for the twelve (12) month period ended immediately prior to the date of such acquisition, provided that the total annual total revenues of all such Restricted Business of all such Restricted Persons shall not exceed $50,000,000 in aggregate, (y) continuing the activities described in Section 5.15(c) of the Disclosure Letter, or (z) directly or indirectly acquiring equity interests in any investment fund, investment vehicle, separate account (or other similar arrangement) sponsored or managed by someone other than Parent or its Affiliates where Parent or its Affiliates do not have investment discretion over the investment activities of such investment fund, investment vehicle, separate account or other similar arrangement. Notwithstanding anything to the contrary in this Section 5.15, the restrictions in this Section 5.15(c) shall not prevent Parent and its Subsidiaries after Closing (A) from operating, carrying on or engaging in, including organically developing, any business (other than the Business) (i) as carried on by Parent and its Subsidiaries (other than the Transferred Companies) at the date hereof consistent with past practice in respect of such business, (ii) in respect of any products manufactured or sold by Parent or its Subsidiaries (other than the Transferred Companies) which are distributed within the Restricted Area as of the Closing Date and which are not contemplated to be transferred in connection with the transactions contemplated hereby, together with any natural extensions of such products after the Closing (as Parent or its Subsidiaries may develop), or (iii) if conducted by Kelsen Group A/S or Kelsen Inc. (or any of their respective Subsidiaries), and (B) from performing its obligations under the Additional Agreements. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, Parent and its Subsidiaries shall not have any liability under this Agreement in respect of any “grey market” sales (or any other sales not at the direction of Parent or its Subsidiaries) by third parties in contravention of Parent’s distribution policies or this Section 5.15.
(d) For purposes of this Agreement:
“Restricted Area” means the territories where the Transferred Companies manufacture or sell Restricted Products as of the date hereof (but excluding, for the avoidance of doubt, North America, South America, Africa and Europe).
“Restricted Business” means the business of manufacturing or selling biscuits, crackers, cookies and other products that are substantially similar to the products manufactured and sold by the Transferred Companies as of Closing (the “Restricted Products”);
“Restricted Period” means the period from the Closing Date until the date that is three (3) years after the Closing Date.
“Restricted Person” means (for the avoidance of doubt, subject to the second last sentence of Section 5.15(c)) any Person that, directly or indirectly, (i) is engaged in a Restricted Business in a Restricted Area or (ii) owns greater than 50% of the equity shares of, or that otherwise controls, a Person engaged in a Restricted Business, in each case, in a Restricted Area.
(e) The provisions of this Section 5.15 have effect as several, separate and independent covenants consisting of each separate covenant set out in Section 5.15(a), Section 5.15(b) and Section 5.15(c), combined, where applicable, with a period set out in the definition of Restricted Period, as applicable, and each combination combined, where applicable, with the geographical areas set out in the definition of Restricted Area.

(f) The Parties agree that they intend the Restricted Period to be interpreted and enforced for the period set out in the definition of Restricted Period and they intend the Restricted Area to be interpreted and enforced as the broadest geographical area set out in the definition of Restricted Area. If the Parties' intention in the definition of Restricted Period or Restricted Area (as applicable) cannot be given effect, or the periods in the definition of Restricted Period or Restricted Area is found to be invalid or unenforceable in any jurisdiction, the invalid or unenforceable period is to be read down or severed in the relevant jurisdiction to the extent of the invalidity or unenforceability and the Restricted Business and/or Restricted Period (as applicable) will be the longest remaining period and/or broadest geographical area (as applicable) which is valid and enforceable.
Section 5.16 Brand Principles. Prior to the Closing, the parties shall work together in good faith and shall use reasonable best efforts to develop and agree upon the brand principles to be attached to the Trademark License Agreement at the Closing (the “Brand Principles”), which shall provide qualitative standards and be consistent with Parent’s and its Affiliates’ overall brand protection and quality assurance strategy in effect as of the date of this Agreement to (i) protect the value, validity, reputation, brand quality, goodwill of the Licensed Marks and Brands (each as defined in the Trademark License Agreement), and (ii) outline parameters regarding authorized uses of such Licensed Marks and Brands that satisfy clause (i) and are sufficient to enable Licensee to exercise and enjoy its rights under the Trademark License Agreement in a manner consistent with Parent’s and its applicable Affiliate’s brand protection and quality assurance strategy in effect as of the date of this Agreement; but in each case, provided Licensee complies with the Brand Principles, does not allow Licensor (as defined in the Trademark License Agreement) to control the operation of Licensee’s (as defined in the Trademark License Agreement) business or require advance approvals for any materials or actions that comply with the Brand Principles (except to the extent required under the Trademark License Agreement).
Section 5.17 Consultation Rights.  Parent hereby agrees that, prior to the Closing, it shall reasonably update Buyer on a reasonably regular basis on the status and any material developments with respect to the matters described in Section 5.17 of the Disclosure Letter and shall reasonably consult with, and reasonably consider in good faith the feedback of, Buyer in connection with, and in advance of, taking any material action or entering into any material agreement or consent with respect to such matter.
Section 5.18 Trademarks.  Parent hereby agrees that, for a period of fifteen (15) years after the Closing, it shall not, and shall cause its Affiliates not to, knowingly and intentionally use, apply to register or register anywhere in the world (i) as a standalone Trademark, the brand names SHAPES, SALADA or GOOD TIME and (ii) any Trademarks for the following brands: ARNOTT’s, KIMBALL, COUNTRY LADLE, TIMTAM, JATZ, VITA-WHEAT, CRUSKITS, TINY TEDDY, and NYAM NYAM.
Section 5.19 Local Law Cooperation Matters.  Parent shall, as promptly as practicable after the date of this Agreement, use its best efforts to take, or cause its applicable Subsidiaries to take, all actions (and each of the parties shall cooperate in good faith to take all actions) necessary, proper or advisable in respect of the matters set forth in Section 5.19 of the Disclosure Letter.

Article VI

EMPLOYEE MATTERS
Section 6.01 General.
(a) Terms and Conditions of Employment.  For a period of at least twelve (12) months following the Closing Date, each Business Employee shall be entitled to receive, while in the employ of Buyer or any of its Affiliates, at least the same salary and wages, and target annual cash bonus opportunities, in each case, as were provided to such individual immediately prior to the Closing Date, except as otherwise required by Law.  In addition, except as otherwise required by Law, for a period of at least twelve (12) months following the Closing Date, each Business Employee shall be entitled to receive, while in the employ of Buyer or any of its Affiliates, defined contribution pension and health and welfare benefits that are substantially comparable in the aggregate as those provided to such Business Employee immediately prior to the Closing Date (if any).
(b) Severance Benefits. Notwithstanding anything to the contrary in this Agreement, Buyer shall, or shall cause its Affiliates or the Transferred Companies to provide severance benefits to any Business Employee who is laid off, made redundant or whose employment is otherwise involuntarily or constructively terminated during the twelve (12) month period following the Closing Date that are at least equal to the applicable severance benefits set forth on Section 6.01(b) of the Disclosure Letter.
(c) Credit for Service.  Buyer shall, or shall cause its Affiliates to, credit Business Employees for service earned on and prior to the Closing Date with the Seller Parties or the Transferred Companies, as applicable, and their respective Affiliates, or any of their respective predecessors, in addition to service earned with Buyer and its Affiliates or the Transferred Companies on or after the Closing Date to the extent that service is relevant for purposes of eligibility, vesting or the calculation of vacation, sick days, severance, layoff and/or similar benefits (but not for purposes of defined benefit pension benefit accruals) under any retirement or other employee benefit plan, program or arrangement maintained by Buyer or any of its Affiliates or any Transferred Company for the benefit of the Business Employees on or after the Closing Date; provided that nothing herein shall result in a duplication of benefits or funding with respect to the Business Employees.
(d) Pre-existing Conditions; Coordination.  Buyer shall, and shall cause its Affiliates to, waive limitations on benefits relating to any pre-existing conditions and waiting periods with respect to participation and coverage requirements applicable to the Business Employees and their eligible spouses and dependents.  Buyer shall, and shall cause its Affiliates to, recognize for purposes of annual deductible, co-payments, co-insurance and out of pocket limits under the health plans applicable to Business Employees, annual deductible, co-payments, co-insurance and out of pocket expenses paid by Business Employees and their respective spouses and dependents under the health plans of the Seller Parties or the Transferred Companies, as applicable, and their respective Affiliates in the fiscal period in which the Closing Date occurs.

(e) Payments. Buyer shall or shall cause an Affiliate to pay the amounts set forth on Section 6.01(e) of the Disclosure Letter to the Business Employees set forth on such section of the Disclosure Letter (the “Retention Bonuses”), within 30 days following the Closing Date.
Section 6.02 Effect of Agreement; No Third Party Beneficiaries.  Notwithstanding anything herein to the contrary, Parent, Buyer, and their respective Affiliates hereby acknowledge and agree that all provisions contained in this Article VI are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, (a) shall be treated as an amendment or other modification of any Employee Plan or other employee benefit plan, agreement or other arrangement, (b) shall limit the right of Buyer, the Seller Parties, the Transferred Companies or their respective Affiliates to amend, terminate or otherwise modify any Employee Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (c) shall create any third party beneficiary or other right (x) in any other Person, including, without limitation, any current or former director, officer, employee or independent contractor of the Seller Parties, the Transferred Companies or any participant in any Employee Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof) or (y) to continued employment with Buyer, the Seller Parties, the Transferred Companies or any of their respective Affiliates.
Article VII

TAX MATTERS
Section 7.01 Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, Buyer shall be liable for and shall pay any Transfer Taxes attributable to (i) the sale or transfer of the Transferred Interests and the Transferred IP and (ii) the Sale and Lease-Back referred to in Section 5.04 (but not any Taxes excluded by clause (i) or (ii) in the final sentence of Section 5.04).  Parent shall be liable for and shall pay any Taxes attributable to the Pre-Closing Reorganization Transactions.  The party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other parties’ cooperation, and file such Tax Return.  If a party files any such Tax Return, the other party shall promptly reimburse the filing party for its allocable share of any Transfer Taxes paid by the filing party in connection with the filing of such Tax Return.  Buyer and Parent agree to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.
Section 7.02 Tax Cooperation.  Parent and Buyer shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Transferred Companies or the Transferred IP as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for, or the prosecution or defense of, any audit or other proceeding related to Taxes in respect of the respective businesses of the Transferred Companies or the Transferred IP.  Buyer agrees that it shall preserve and keep, or cause to be preserved and kept, all original books and records in respect of the Transferred Companies and the Transferred IP relating to any Taxes with respect to taxable years or periods (in whole or in part) ending on or before the Closing Date and in the possession of Buyer or its Affiliates.

Section 7.03 Post-Closing Actions.
(a) Without the prior written consent of Parent, Buyer and its Affiliates (including, after the Closing for the avoidance of doubt, the Transferred Companies) shall not (i) make or permit to be made any election under Section 338(g) of the Code (or any comparable applicable provision of state, local or foreign Law) for any Transferred Company in connection with the transactions contemplated by this Agreement, or (ii) except as provided in Section 7.03(c), make, change or revoke any election pursuant to Treasury Regulations Section 301.7701-3 with respect to any of the Transferred Companies that would have an effective date prior to the second day of the taxable year following the end of the taxable year in which the Closing occurs (as determined for U.S. tax purposes).
(b) Prior to the Closing, Parent, Buyer and their respective Affiliates will work together and cooperate in good faith to determine each direct or indirect investor in Buyer that is a “U.S. tax resident” within the meaning of Treasury Regulations Section 1.245A-5T(i)(29) that will be a “United States shareholder” within the meaning of Section 951(b) of the Code at the end of the Closing Date that owns directly and indirectly stock of the applicable Transferred Companies and is described in Treasury Regulations Section 1.245A-5T(e)(3)(i)(C)(1) (each a “U.S. Tax Resident”).  Buyer will enter into, and will use reasonable best efforts to cause all U.S. Tax Residents to enter into, a written, binding agreement as described in Treasury Regulations Section 1.245A-5T(e)(3)(i)(C) (a “245A Election Agreement”) with Parent and its relevant Affiliates for Parent to make an election pursuant to Treasury Regulations Section 1.245A-5T(e)(3) to close the taxable year of each Transferred Company that is a “controlled foreign corporation” within the meaning of Section 957 of the Code effective as of the Closing Date (the “245A Election”).  The form of the 245A Election Agreement will be negotiated between Buyer and Parent in good faith between the date hereof and the Closing Date and in the 245A Election Agreement, to the extent it is legally able to do so, Buyer will represent that the information provided is complete and that the U.S. Tax Residents identified are the only direct or indirect investors in Buyer that are required for purposes of making a valid 245A Election.  Parent agrees to timely file or cause to be timely filed valid 245A Elections so long as the other conditions set forth in this Section 7.03(b) (including the provision by Buyer of the representation described in the immediately preceding sentence of this Section 7.03(b)) are satisfied.
(c) Parent will cooperate with Buyer to provide any information reasonably available to Parent for Buyer to determine whether it shall make one or more of the elections described in clause (i) of the following sentence for any of the Transferred Companies listed on Section 7.03 of the Disclosure Letter.  In the event that any of the conditions described in Section 7.03(b) are unable to be satisfied (including the provision by Buyer of the representation described in the second to last sentence of Section 7.03(b)) and the 245A Election is therefore unable to be made (other than, for the avoidance of doubt, an inability to make the 245A Election for a Transferred Company because of the application of the “de minimis rule” in Treasury Regulation Section 1.245A-5t(e)(3)(i)(E)(ii)), then (i) Buyer, at its election, shall cooperate with Parent and its Affiliates to prepare, execute and file an IRS Form 8832 for one or more of the Transferred Companies listed on Section 7.03 of the Disclosure Letter to elect pursuant to Treasury

Regulations Section 301.7701-3 to be classified as a disregarded entity for U.S. tax purposes, with an effective date the day after the Closing Date, or (ii) to the extent Buyer elects not to have an election made as described in the foregoing clause (i) in respect of any Transferred Company listed on Section 7.03 of the Disclosure Letter, or in respect of Campbell Japan Inc. or Campbell Cheong Chan Malaysia Sdn Bhd, from the Closing until the close of the taxable year (as determined for U.S. tax purposes) of such Transferred Company, Buyer shall cause such Transferred Company and its Subsidiaries not to engage in any internal restructurings or reorganizations (whether actual or deemed for tax purposes) or implement any material acquisitions or dispositions, in each case, in a manner reasonably expected to materially increase the earnings and profits (as determined for U.S. tax purposes), or the “subpart F” income or “global intangible low-taxed income” within the meaning of Sections 951 and 951A of the Code, respectively, of or attributable to such Transferred Company or its Subsidiaries for such taxable year (including, for the avoidance of doubt, any Sale and Lease-Back).  To the extent Buyer elects to make one or more of the classification elections described in clause (i) of the foregoing sentence, Buyer shall cooperate with Parent to deliver executed copies of such IRS forms prior to the Closing Date to be held in escrow by Parent pending the Closing. Following the Closing Date, Parent shall file such forms with the IRS.
Section 7.04 Tax Treatment.  To the extent permitted under applicable Law, the parties agree to treat any payment made by either Parent or the Buyer under this Agreement as an adjustment to the Purchase Price for all federal, state, local and foreign Tax purposes, and the parties agree to, and shall cause their respective Affiliates to, file their Tax Returns accordingly.
Section 7.05 Tax Sharing Agreements.  To the extent relating to a Transferred Company, Parent shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which the Transferred Company, on the one hand, and any member of the Seller Parties, on the other hand, are parties, and neither Parent, the Seller Parties, nor any of their Affiliates nor such Transferred Company shall have any rights or obligations as against a Transferred Company thereunder after the Closing.
Section 7.06 GST.
(a) GST exclusive.  Unless this Agreement expressly states otherwise, all consideration to be provided under this document is exclusive of GST.
(b) Recovery of GST. If GST is payable, or notionally payable, on a supply made under or in connection with this Agreement, the party providing the consideration for that supply must pay as additional consideration an amount equal to the amount of GST payable, or notionally payable, on that supply (the “GST Amount”). Subject to the prior receipt of a tax invoice, the GST Amount is payable at the same time that the other consideration, or the first part of the other consideration for the supply (as the case may be) is payable or is to be provided. This clause does not apply to the extent that the consideration for the supply is expressly stated to be GST inclusive or the supply is subject to reverse charge.

(c) Liability net of GST. Where any indemnity, reimbursement or similar payment under this Agreement is based on any cost, expense or other liability, it will be reduced by any input tax credit entitlement, or notional input tax credit entitlement, in relation to the relevant cost, expense or other liability.
(d) Adjustment events. If an adjustment event occurs in relation to a supply made under or in connection with this Agreement, the GST Amount will be recalculated to reflect that adjustment, an appropriate payment will be made between the parties and the supplier must issue an adjustment note.
(e) Survival. This Section 7.06 will not merge upon the Closing and will continue to apply after the expiration or termination of this Agreement.
(f) Definitions. Unless the context requires otherwise, words and phrases used in this Section 7.06 that have a specific meaning in the GST law (as defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth)) will have the same meaning in this Section 7.06.
Article VIII

CONDITIONS TO CLOSING
Section 8.01 Conditions to Each Party’s Obligation.  The obligations of each of the parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver to the extent permissible under applicable Law) at or prior to the Closing, of each of the following conditions:
(a) Governmental Approvals.  All Required Regulatory Approvals, including with respect to FIRB, shall have been obtained.
(b) No Governmental Order.  No Governmental Order or Law shall have been enacted, promulgated or come into effect following the date hereof that prohibits or otherwise restrains the sale of the Transferred Interests, the sale of the Transferred IP or the consummation of the other transactions contemplated by the Transaction Agreements.
Section 8.02 Conditions to Obligations of Parent.  The obligations of Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Parent, in its sole discretion, at or prior to the Closing, of each of the following conditions:
(a) Representations and Warranties; Covenants.  (i) Each of the representations and warranties of Buyer contained in Article IV (other than as set forth in clause (ii) of this Section 8.02(a)) shall be true and correct (without giving effect to any “materiality” or “material adverse effect” qualifiers therein) as of the Closing as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date, except to the extent that any failure to be true and correct would not, individually or in the aggregate, have or result in a Buyer Material Adverse Effect; (ii) each of the Buyer Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, other than Buyer Fundamental Representations made as of another date, which representations and warranties shall have been true and correct in all material respects as of such date; and (iii) the covenants contained in this Agreement required to be complied with by Buyer on or before the Closing shall have been complied with in all material respects.

(b) Certificate.  Buyer shall have furnished Parent a certificate, dated as of the Closing Date, of a duly authorized officer of Buyer to the effect that the conditions set forth in Section 8.02(a)  have been satisfied.
Section 8.03 Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Buyer in its sole discretion, at or prior to the Closing, of each of the following conditions:
(a) Representations and Warranties; Covenants.  (i) Each of the representations and warranties of Parent contained in Article III (other than as set forth in clause (ii) of this Section 8.03(a)) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers therein) as of the Closing as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date, except to the extent that any failure to be true and correct would not, individually or in the aggregate, have or result in a Material Adverse Effect; (ii)(A) each of the Parent Fundamental Representations (other than those contained in Section 3.03(b)) shall be true and correct in all material respects as of the Closing Date, and (B) the Parent Fundamental Representations contained in Section 3.03(b) shall be true and correct in all respects as of the Closing Date, in each case, as though made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct in all respects as of such date; and (iii) the covenants contained in this Agreement required to be complied with by the Seller Parties on or before the Closing shall have been complied with in all material respects.
(b) Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect shall have occurred.
(c) Pre-Closing Reorganization Transactions.  The Pre-Closing Reorganization Transactions shall have been completed in the manner described in Section 5.12.
(d) Certificate.  Parent shall have furnished Buyer a certificate, dated as of the Closing Date, of a duly authorized officer of Parent to the effect that the conditions set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c) have been satisfied.
Section 8.04 Frustration of Closing Conditions.  Neither Buyer, on the one hand, nor Parent, on the other hand, may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s or its respective Affiliates’ failure to act in good faith or to comply with its agreements set forth herein.

Article IX

TERMINATION, AMENDMENT AND WAIVER
Section 9.01 Termination.  This Agreement may be terminated prior to the Closing:
(a) by the mutual written consent of Parent and Buyer;
(b) by either Parent or Buyer:
(i) if the Closing shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party hereto who is in breach or material violation of this Agreement where such breach or material violation has been the primary cause of the Closing not having occurred on or before the End Date (provided, however, that Buyer’s failure to consummate the Closing when required under this Agreement as a result of the Debt Financing not being available shall not be considered a breach or violation of its obligations for purposes of this Section 9.01(b)(i)); or
(ii) in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the sale of the Transferred Interests, the sale of the Transferred IP or the consummation of the other transactions contemplated by the Transaction Agreements; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall have used reasonable best efforts to remove such injunction, order or decree.
(c) by Parent:
(i) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause a condition set forth in Section 8.02(a) not to be satisfied, and such breach is incapable of being cured prior to the Business Day prior to the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if Parent is then in material breach or material violation of its representations, warranties or covenants contained in this Agreement; or
(ii) (A) if all of the conditions set forth in Section 8.01 and Section 8.03 have been (and continue to be) satisfied or waived (other than those conditions which by their terms cannot be satisfied until the Closing, but which conditions at the time of termination shall be capable of being satisfied), (B) Parent has irrevocably confirmed by written notice to Buyer that (x) all conditions set forth in Section 8.02 have been satisfied (other than those conditions which by their terms cannot be satisfied until the Closing, but which conditions at the time of termination reasonably would be satisfied at the Closing) or that it irrevocably waives any unsatisfied conditions in Section 8.02 and (y) it is ready, willing and able to consummate the Closing and (C) Buyer fails to consummate the transactions contemplated hereby within two (2) Business Days following the date on which the Closing should have occurred pursuant to Section 2.03.

(d) by Buyer if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause a condition set forth in Section 8.03(a) not to be satisfied, and such breach is incapable of being cured prior to the Business Day prior to the End Date; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if Buyer is then in material breach or material violation of its representations, warranties or covenants contained in this Agreement.
Section 9.02 Notice of Termination.  Any party hereto desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other party or parties, as the case may be, to this Agreement.
Section 9.03 Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement, except that Section 5.04, Section 5.05(a), Section 5.13(d), Section 7.06, this Section 9.03, Section 9.04 and Article X shall survive any such termination in accordance with their terms and shall be enforceable hereunder; provided, however, that in the event of a valid termination pursuant to this Section 9.03, except as set forth in Section 9.04(c), nothing in this Agreement shall relieve Parent or Buyer from liability for any knowing or intentional (a) breach of this Agreement or (b) fraud.
Section 9.04 Termination Fee.
(a) In the event that this Agreement is terminated pursuant to Section 9.01(c), then Buyer shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay or cause to be paid to Parent or its designee, an amount equal to $154,000,000 (the “Termination Fee”), by wire transfer in immediately available funds, to an account or accounts as directed by Parent or its designee, it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion.
(b) The parties acknowledge that the agreements contained in this Section 9.04 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  If Buyer fails to promptly to pay the Termination Fee, and, in order to obtain such payment, Parent commences an Action that results in a judgment against Buyer for the Termination Fee, Buyer shall pay to Parent, together with the Termination Fee, (i) interest on the Termination Fee from the date of the termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal effect on the date such payment was required to be made through the date such payment was actually received and (ii) any out-of-pocket fees, costs and expenses (including legal fees) incurred by Parent in connection with any such Action.
(c) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is validly terminated and Parent has the right to receive the Termination Fee from Buyer pursuant to this Section 9.04, such right to receive the Termination Fee, subject to Section 10.11, shall be the sole and exclusive remedy of the Parent and its Affiliates against Buyer and its Non-Recourse Parties, or against the Debt Financing Source and their controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders and assignees (a “Lender Related Party”) for any loss or damage suffered as a result of this Agreement (including the termination thereof) or the transactions contemplated by this Agreement (or the failure of such transactions to be consummated for any reason or no reason) or for any breach of, or failure to perform under (whether willful, intentional, unilateral or otherwise), this Agreement, the Commitment Letters or the Debt Financing or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation (whether oral or written) made or alleged to have been made in connection herewith or therewith and upon payment of such amount, none of the Buyer, its Non-Recourse Parties or Lender

Related Parties shall have any further Liability or obligation relating to or arising out of this Agreement, the Commitment Letters or the Debt Financing or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in Contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 10.11, the sole and exclusive remedy (whether at law, in equity, in Contract, in tort or otherwise) against the Buyer, its Non-Recourse Parties or the Lender Related Parties for any breach, loss, damage or failure to perform under this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be for Parent to terminate this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii) and receive payment of the Termination Fee or to be paid any amounts reimbursable under the last sentence of Section 5.04 and under Section 5.13(e), and in no event shall the Parent seek to recover any money damages or seek any other remedy (whether in equity or at law, in Contract, in tort or otherwise).  For the avoidance of doubt, the foregoing shall not preclude any liability of the Debt Financing Sources to Buyer under the definitive agreements relating to the Debt Financing, nor limit the Buyer from seeking to recover any such damages or obtain equitable relief from or with respect to any Debt Financing Source pursuant to the definitive agreements relating to the Debt Financing.
Section 9.05 Extension; Waiver.  Parent, with respect to Buyer, or Buyer, with respect to Parent, may (a) extend the time for the performance of any of the obligations or other acts of the party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties hereto contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions of the other party or parties hereto contained in this Agreement but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party hereto granting such extension or waiver.  Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties hereto, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.
Section 9.06 Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants that by their terms are to be performed or complied with at or prior to closing of each of Buyer and Parent contained in this Agreement shall terminate at the Closing; provided, that the covenants that by their terms survive the Closing shall so survive the Closing in accordance with their respective terms.  The sole recourse for any breach of a representation or warranty set forth in Article III shall be against the R&W Policy (if any); it being understood that nothing in this Section 9.06 will limit Buyer and its Affiliates’ recourse against such R&W Policy.

Article X
GENERAL PROVISIONS
Section 10.01 Expenses.  Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the party hereto incurring such costs and expenses, whether or not the Closing shall have occurred or this Agreement is terminated.
Section 10.02 Notices.  All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service), by registered or certified mail (postage prepaid, return receipt requested), or by e-mail to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):
if to Parent:

Campbell Soup Company
One Campbell Place
Camden, NJ 08108
Attention:  General Counsel

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:  Michael J. Aiello; Jaclyn L. Cohen; Brian Parness
Facsimile:  (212) 310 8007
E-mail: michael.aiello@weil.com; jackie.cohen@weil.com; brian.parness@weil.com if to Buyer:

Snacking Investments BidCo Pty Limited CAN 634 909 032
c/- TMF Corporate Services (Aust) Pty Limited
Level 16, 201 Elizabeth Street
Sydney, NSW 2000
Australia
Attention:  General Counsel
Facsimile:  +61 2 9252 5188

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:  Kathryn King Sudol; Ian C. Ho
Facsimile:  (212) 455-2502
Email: ksudol@stblaw.com; iho@stblaw.com

Allens
Level 28, Deutsche Bank Place
126 Phillip Street
Sydney, New South Wales
Australia
Attention:  Emin Altiparmak; Tom Story
Facsimile:  +61 2 9230 5333
Email: Tom.Story@allens.com.au; Emin.Altiparmak@allens.com.au

Section 10.03 Public Announcements.  The initial press release regarding the Agreement shall be a press release mutually acceptable to each of Parent and Buyer. Thereafter, neither Parent nor Buyer (nor any of their respective Affiliates), shall issue any other press release or make any other public announcement with respect to any of the Transaction Agreements without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Law (including pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934, as amended, or in any Form 8-K, in either case, together with any exhibits which may be required by Law to be disclosed) or by any listing agreement with a national securities exchange; provided, that neither Parent nor Buyer will be required to obtain the prior approval of or consult with the other party in connection with any such press release or public announcement if (a) such press release or public announcement consists solely of information previously disclosed in all material respects in a previously distributed press release or public announcement or (b) in connection with any dispute between the parties regarding any of the Transaction Agreements.
Section 10.04 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 10.05 Entire Agreement.  Except as otherwise specifically provided in the Transaction Agreements, the Transaction Agreements and the Commitment Documentation constitute the entire agreement of the Seller Parties, on the one hand, and Buyer, on the other hand, with respect to the subject matter of the Transaction Agreements and supersede all prior representations, agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the Seller Parties, on the one hand, and Buyer, on the other hand, with respect to the subject matter of the Transaction Agreements.
Section 10.06 Assignment.  This Agreement shall not be assigned by (a) Buyer without the prior written consent of Parent or (b) Parent, without the prior written consent of Buyer, except that Buyer may assign any or all of its rights and obligations under this Agreement to (i) any of its Affiliates or (ii) a Debt Financing Source as collateral security in connection with the Debt Financing; provided that no such assignment shall release Buyer from any liability or obligation under this Agreement.  Any attempted assignment in violation of this Section 10.06 shall be void. For clarity, this Section 10.06 shall not govern the assignment of any of the Additional Agreements, which are subject to the applicable terms thereof.   This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.
Section 10.07 No Third-Party Beneficiaries.  Except as provided in Section 5.07, this Agreement is for the sole benefit of the Persons specifically named in the preamble to this Agreement as parties hereto and their permitted successors and assigns, no party hereto is acting as an agent for any other Person not named herein as a party hereto, and nothing in this Agreement or any other Transaction Agreements, including Article VI hereto, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Seller Parties, the Transferred Companies, any of their Affiliates or the Business, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.  The provisions of the Lender Designated Sections shall inure to the benefit of the Debt Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Debt Financing Sources).
Section 10.08 Amendment.  No provision of this Agreement or any other Transaction Agreement, including any Exhibits or Schedules thereto or, in respect of this Agreement, the Disclosure Letter, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to such agreement.  Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Debt Financing Sources set forth in Section 9.04(c), Section 10.04, Section 10.05, Section 10.07, Section 10.11, the last sentence of Section 10.10(b), Section 10.10(c), Section 10.14, Section 10.15 and this Section 10.08 (and the defined terms used therein) (such sections, the “Lender Designated Sections”) may not be amended, modified or altered in a manner material and adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter as of the date hereof.

Section 10.09 Disclosure Letter.  Any disclosure with respect to a Section of this Agreement, including any Section of the Disclosure Letter, shall be deemed to be disclosed for purposes of other Sections of this Agreement, including any Section of the Disclosure Letter, to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure on its face would be reasonably apparent to a reader of this Agreement and of such disclosure.  Matters reflected in any Section of the Disclosure Letter that are not required by this Agreement to be so reflected are set forth solely for informational purposes.  No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Letter, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.
Section 10.10 Governing Law; Submission to Jurisdiction.
(a) This Agreement and each other Transaction Agreement and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement and each other Transaction Agreement, or the negotiation, execution or performance of this Agreement and each other Transaction Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State without giving regard to any conflict of laws provisions that would require or permit the application of the Laws of any other jurisdiction.
(b) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Notwithstanding anything herein to the contrary, the parties hereto and the Seller Parties agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) asserted against a Debt Financing Source that is in any way related to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the Debt Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York (except as expressly specified otherwise in the Debt Commitment Letter, the commitment relating to any alternate financing being used in accordance with Section 5.13(b) or in any definitive document related to such financing to which such Debt Financing Source is a party).

(c) Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any legal proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated by this Agreement, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each party submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such legal proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court; and (v) any such legal proceeding will be governed and construed in accordance with the laws of the State of New York.
(d) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 10.02.
Section 10.11 Specific Performance.
(a) Subject to Section 10.11(b), each party hereto acknowledges and agrees that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no adequate remedy other than specific performance would exist at law or in equity in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach).  Therefore, subject to Section 10.11(b), it is agreed that, prior to the termination of this Agreement in accordance with Section 9.01, each party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.  Subject to Section 10.11(b), the parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Buyer or the Seller Parties otherwise have an adequate remedy at law.
(b) Notwithstanding Section 10.11(a), it is explicitly agreed that Parent shall be entitled to specific performance of Buyer’s obligation to cause the Equity Financing to be funded to fund a portion of the Purchase Price and consummate the Closing only in the event that (i) all of the conditions in Section 8.01 and Section 8.03 have been (and continue to be) satisfied or waived by Buyer (other than those conditions which by their nature cannot be satisfied until the Closing, but which conditions would be satisfied if the Closing were to occur at the time that Parent is seeking such specific performance and are capable of being satisfied at the actual Closing) and Buyer fails to consummate the Closing within two (2) Business Days following the date on which the Closing is required to have occurred pursuant to Section 2.03, (ii) the Debt Financing has been funded or the Debt Financing Sources have confirmed in writing that such Financing will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) Parent has confirmed to Buyer in writing that it is ready, willing and able to consummate the Closing if the Equity Financing and Debt Financing are funded.  Under no circumstances will Parent be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter at the Closing in accordance with the terms of this Section 10.11) or other equitable relief, on the one hand, and payment of the Termination Fee, on the other hand.

(c) Notwithstanding anything that may be expressed or implied in this Agreement, in no event shall the Seller Parties or any of their respective Affiliates be entitled to, or permitted to seek, specific performance in respect of any Debt Financing Source under the terms of this Agreement, and nor shall there be any right of the Seller Parties or any of their respective Affiliates, or any obligation of the Buyer or any of its Affiliates to enforce specifically any of the Buyer's and its Affiliates' respective rights under the Debt Commitment Letter or any other agreements relating to the Debt Financing; provided, that notwithstanding the foregoing, in no event shall anything in this Agreement limit the rights of Buyer under the Debt Commitment Letter.
Section 10.12 Rules of Construction.  Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction:  (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, including the Disclosure Letter and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import shall mean “including without limitation”, unless otherwise specified; (f) references to “written” or “in writing” include in electronic form, provided that any notice given pursuant to this Agreement shall be given in accordance with Section 10.02 and any extension or waiver shall be granted in accordance with Section 9.05; (g) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (h) Parent and Buyer have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement; (i) a reference to any Person includes such Person’s permitted successors and permitted assigns; (j) any reference to “days” means calendar days unless Business Days are expressly specified; (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (l) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement or (iii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto; and (m) the parties hereto acknowledge that Parent shall not be deemed to be in breach of its representations and warranties herein solely by reason of the fact that Aust Holdco, Aust Bidco and HK Bidco (as defined in Exhibit M) will be formed after the date of this Agreement (but prior to the Closing) in accordance with the Pre-Closing Reorganization Transactions.  Further, prior drafts of this Agreement or the other Transaction Agreements or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any of the other Transaction Agreements shall not be used as an aid of construction or otherwise constitute evidence of the intent of the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

Section 10.13 Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.
Section 10.14 Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENTS, THE COMMITMENT DOCUMENTATION OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.14.
Section 10.15 No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each party hereto covenants, agrees and acknowledges that no Persons other than the parties hereto (other than the Sponsors solely to the extent expressly set forth in the Limited Guarantee) have any Liabilities for any obligations, liabilities or commitments (whether known or unknown or whether contingent or otherwise) hereunder or for any claim (whether in equity or at law, in Contact, in tort or otherwise) based on, in respect of, or by reason of, the transactions contemplated by this Agreement or in respect of any oral representations made or alleged to be made in connection herewith, and that, notwithstanding that the equity holders of the parties or their respective managing members or general partners may be partnerships or limited liability companies, none of the parties hereto has any right of recovery based on or under this Agreement (or the negotiation, execution or performance of this Agreement, or in respect of any representations, oral or written, made or alleged to be made in connection herewith), or any claim based on such liabilities, obligations, commitments against, and no personal Liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, representatives, agents, Affiliates, affiliated (or commonly advised) funds, members, managers or general or limited partners or any of their respective assignees or successors of any of the parties to this Agreement or any former, current or future equity holder, controlling person, director, officer, employee, representative, general or limited partner, member, manager, Affiliate, affiliated (or commonly advised) funds or agent or any of their respective assignees or successors of any of the foregoing (collectively, but not including the parties, each a “Non-Recourse Party”), through any of the parties hereto or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any such party against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, in equity, in Contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement and subject solely to the rights of Buyer under the Debt Commitment Letter, none of the parties to this Agreement (other than Buyer) nor or any of their respective Affiliates shall have any rights, claims or causes of action against any of the Debt Financing Sources in connection with or arising out of the Debt Financing, the Debt Commitment Letter, this Agreement or the transactions contemplated thereunder, whether at law or equity, in contract, in tort or otherwise.
[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Buyer and Parent have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

BUYER:

SNACKING INVESTMENTS BIDCO PTY LIMITED

By	/s/ Louis Casey
Name: Louis Casey
Title: Director

PARENT:

CAMPBELL SOUP COMPANY

By	/s/ Anthony P. DiSilvestro
Name: Anthony P. DiSilvestro
Title: Senior Vice President and
Chief Financial Officer

[Signature Page to Stock and Asset Purchase Agreement]

EXHIBIT C
DEFINITIONS
“245A Election” shall have the meaning set forth in Section 7.03(b).
“245A Election Agreement” shall have the meaning set forth in Section 7.03(b).
“Accounting Firm” shall have the meaning set forth in Section 2.08(c).
“Action” means any claim, counterclaim, action, audit, suit, arbitration, proceeding or investigation by or before any Governmental Authority.
“Additional Agreements” means the Confidentiality Agreement, the Transition Services Agreement, the Trademark License Agreement, the Patent and Technology License Agreement, the V-7 Supply Agreement, the Finished Goods Supply Agreements and the IP Assignment Agreement(s), in each case including all exhibits and schedules thereto and all amendments thereto made in accordance with the respective terms thereof.
“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided that the Transferred Companies shall not be deemed to be Affiliates of the Seller Parties or, prior to the Closing, the Buyer for purposes of this Agreement.  Notwithstanding the foregoing, for purposes of this Agreement, the direct or indirect portfolio companies (as such term is understood in the private equity industry) of investment vehicles advised or managed by or one or more of Buyer’s Affiliates shall not be deemed to be an Affiliate of Buyer.
“Agreement” shall have the meaning set forth in the Preamble.
“Anti-Corruption Laws” means any anti-bribery or anti-corruption Laws (including Laws that prohibit the corrupt payment, giving, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, commercial entity or any other Person to obtain a business advantage) applicable to any Transferred Company and their respective operations from time to time, including without limitation (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iii) legislation adopted in furtherance of the OECD Convention on Combating Bribery of  Foreign Public Officials in International Business Transactions, and (iv) any similar Laws in any other jurisdiction in which any Transferred Company operates, in each case as amended from time to time.
“Anti-Money Laundering Laws” means any anti-money laundering-related Laws and codes of practice applicable to the Transferred Companies and their operations from time to time, including without limitation (i) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, and (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended.

“Assets” means all assets, properties, goods, inventory, work in progress, rights, privileges, Permits, books and records, services, claims, causes of action, Contracts, Intellectual Property and interests of every nature, type and description, wherever located and whether real, personal or mixed, tangible or intangible.
“Aust Bidco” shall have the meaning set forth in Exhibit M.
“Aust Bidco Note 2” shall have the meaning set forth in Exhibit M.
“Aust Holdco” shall have the meaning set forth in Exhibit M.
“Balance Sheet” shall have the meaning set forth in Section 3.06(a).
“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.01.
“Base Payment” shall have the meaning set forth in Section 2.04.
“Business” shall have the meaning set forth in Recitals.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in Singapore, the City of New York, New York or Sydney, New South Wales are required or authorized by Law to be closed.
“Business Employee” means each Person who is employed by the Transferred Companies immediately prior to the Closing, including those employees on medical leave, family leave, military leave or personal leave under the policy of any of the Seller Parties, and each Person set forth on Section A of the Disclosure Letter who is employed by the Seller Parties or any of their Affiliates (other than the Transferred Companies) on the date of this Agreement and who provides services primarily related to the Business and who remains so employed immediately prior to the Closing.
“Buyer” shall have the meaning set forth in the Preamble.
“Buyer Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Incorporation, Qualification and Authority of Buyer).
“Buyer Material Adverse Effect” means, with respect to Buyer, a material adverse effect on the ability of Buyer to perform its obligations under any Transaction Agreement to which it is a party or to consummate the transactions contemplated hereby or thereby.
“Cash” means, as of any time, all cash, cash equivalents, marketable securities, deposits held at call with financial institutions, and short-term highly investments with original maturity of three months or less that are readily convertible into known amounts of cash, in each case, of the Transferred Companies, in accordance with the Transaction Accounting Principles and less any declared and unpaid cash dividends as of such time.  Notwithstanding the foregoing, “Cash” shall include the aggregate amount of checks issued by third parties in favor of the Transferred Companies which are in the possession of the Transferred Companies but which have not yet been deposited, or that have been deposited but have not yet cleared, but shall not include (i) the aggregate amount of uncleared checks issued by any Transferred Company to any third party or (ii) any assets included in Working Capital.

“CCC” means Campbell Company of Canada.
“Closing” shall have the meaning set forth in Section 2.03.
“Closing Adjustment” shall have the meaning set forth in Section 2.05(c).
“Closing Date” shall have the meaning set forth in Section 2.03.
“Closing Date Cash” means the Cash as of the Closing but without giving effect to the consummation of the transactions at the Closing contemplated by this Agreement, calculated in accordance with the Transaction Principles.
“Closing Date Indebtedness” means the Debt of the Transferred Companies as of the Closing but without giving effect to the consummation of the transactions at the Closing at the Closing contemplated by this Agreement, calculated in accordance with the Transaction Accounting Principles and in a manner consistent with the illustrative calculation set forth in the Reference Indebtedness Statement in Exhibit D.
“Closing Date Working Capital” means the Working Capital as of the Closing but without giving effect to the consummation of the transactions at the Closing contemplated by this Agreement, calculated in accordance with the Transaction Accounting Principles and in a manner consistent with the illustrative calculation set forth in the Reference Working Capital Statement in Exhibit D.
“Closing Date Working Capital Adjustment” means an amount equal to (i) Closing Date Working Capital minus (ii) Target Working Capital.
“Closing Notice” shall have the meaning set forth in Section 2.05.
“Closing Payment” shall have the meaning set forth in Section 2.04.
“Closing Statement” shall have the meaning set forth in Section 2.08(a).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Plans” shall have the meaning set forth in Section 3.14(a).
 “Commitment Documentation” shall have the meaning set forth in Section 4.06(a).
“Commitment Letters” shall have the meaning set forth in Section 4.06(a).
“Confidential Information” shall have the meaning set forth in Section 5.05(c).
“Confidentiality Agreement” shall have the meaning set forth in Section 5.05(a).

“Contracts” means all written contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind.
“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.
“Debt” means:
(i) all indebtedness of the Transferred Companies for borrowed money or in respect of loans, advances, or interest rate derivative or hedging transactions (including any unpaid principal, premium and accrued and unpaid interest);
(ii) all obligations of the Transferred Companies for the deferred purchase price of property or services (other than trade payables, accrued expenses and other similar obligations incurred in the ordinary course of business consistent with past practice), including pursuant to any conditional sale, title retention or similar agreement;
(iii) all obligations of the Transferred Companies evidenced by notes, bonds, debentures or other similar instruments, to the extent not included in clause (i);
(iv) all obligations of the Transferred Companies as lessee under leases or similar arrangements that have been or should be, in accordance with IFRS or the Accounting Standards Codification 840 (Leases) in effect during the fiscal year ending July 31, 2019, classified as a finance lease (excluding, for the avoidance of doubt, any operating leases that may be recognized on the balance sheet of the Transferred Companies as a result of the application of IFRS 16 Leases from (and including) the fiscal year ending July 31, 2020);
(v) all obligations of the Transferred Companies under acceptance, letter of credit or similar facilities, but in each case only to the extent drawn;
(vi) all obligations of the Transferred Companies to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference, including any obligations in respect of dividends declared or other distributions payable;
(vii) all Debt of others of the types referred to in clauses (i) through (vii) above guaranteed directly or indirectly in any manner by any Transferred Company;
(ix) any interest, fees and penalties accrued with respect to any Debt of the types referred to in clauses (i) through (vii) above, and any prepayment premiums, penalties and other expenses (including breakage costs) payable in order to retire or extinguish any such Debt at its redemption value, but excluding any unamortized debt issuance costs;
(x) all Debt of the types referred to in clauses (i) through (ix) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by any Transferred Company, even though such Person has not assumed or become liable for the payment of such Debt; provided that such Debt shall only be considered Debt to the extent of the fair market value of the property so encumbered;

(xi) any (A) unpaid Transaction Costs and Transaction Bonuses payable by any Transferred Company and (B) unpaid amounts, including any fees and expenses of advisors, owed by any Transferred Company in relation to pending Actions as of the Closing;
(xii) the obligation for Tax, net of current Tax refunds or other current Tax receivables but excluding the prepayment of Tax in Indonesia (each as determined on an accrual basis and in accordance with applicable Tax law) in respect of the period prior to the Closing Date (but excluding Tax amounts included in the Closing Date Working Capital and deferred tax assets and liabilities);
(xiii) any indebtedness owed by the Transferred Companies to any Seller Party or any of their respective Affiliates;
(xiv) without duplication of any amounts in clause (i) above, the net derivative obligation, if any, of the Transferred Companies at its fair value as confirmed in the aggregate by the relevant financial institutions;
(xv) an amount equal to:
(a) the sum of the amounts set out in the row 'Total Capex' in the table set forth in Exhibit O, with respect to each of the complete fiscal months from (and including) August 1, 2019 up to (and including) the Closing Date, less
(b) the capital expenditure (exclusive of any applicable GST) incurred by the Transferred Companies during the period from (and including) August 1, 2019 to (and including) the Closing Date, but excluding any unpaid amounts not included in Closing Date Working Capital; and
(xvi) any outstanding balance of the restructuring reserve as of the Closing Date.
Notwithstanding the foregoing, “Debt” shall not include any liabilities included in Transaction Costs (other than as expressly set forth in clause (xi)) or Working Capital.
“Debt Commitment Documentation” shall have the meaning set forth in Section 4.06(a).
“Debt Commitment Letter” shall have the meaning set forth in Section 4.06(a).
“Debt Financing” shall have the meaning set forth in Section 4.06(a).
“Debt Financing Sources” shall have the meaning set forth in Section 4.06(a).
“Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by Parent to Buyer and which forms a part of this Agreement.

“D&O Insurance” shall have the meaning set forth in Section 5.07(b).
“Employee Plans” shall have the meaning set forth in Section 3.14(a).
“End Date” means February 1, 2020.
“Environmental Law” means any applicable Law, including common law relating to pollution or protection of the environment, natural resources or health and human safety as related to exposure to hazardous materials; provided that, for the avoidance of doubt, Environmental Law shall not pertain to food safety matters.
“Environmental Permit” means any permit, approval, exemption, license or Governmental Approval required by or issued under any Environmental Law.
“Equity Commitment Letter” shall have the meaning set forth in Section 4.06(a).
“Equity Financing” shall have the meaning set forth in Section 4.06(a).
“Equity Portion of the Closing Payment” means a portion of the Closing Payment equal to the Closing Payment, less the Net Settlement Portion of the Closing Payment.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.
“Estimated Closing Cash” shall have the meaning set forth in Section 2.05(a).
“Estimated Closing Debt” shall have the meaning set forth in Section 2.05(a).
“Estimated Purchase Price” shall have the meaning set forth in Section 2.05(d).
“Estimated Working Capital” shall have the meaning set forth in Section 2.05(b).
“Estimated Working Capital Adjustment” means an amount equal to (i) Estimated Working Capital minus (ii) Target Working Capital. “Event” shall have the meaning set forth in the definition of “Material Adverse Effect.”
“Existing Credit Facilities” means (i) either (A) that certain Syndicated Facility Agreement, dated as of September 11, 2018 and as further amended, amended and restated or otherwise modified prior to the Closing Date, among, Arnott’s Biscuits Holdings Pty Ltd, Parent, Citibank, N.A. Sydney Branch as arranger, Citisecurities Limited, as administrative agent, and the lenders party thereto, or if applicable (B) the intercompany loan referenced in Item 5 of Section 5.01 of the Disclosure Letter and (ii) that certain Uncommitted A$ Advance Facility, dated as of August 8, 2017 and as further amended, amended and restated or otherwise modified prior to the Closing Date, among Arnott’s Biscuits Limited and Citibank N.A.
“Fee Letters” shall have the meaning set forth in Section 4.06(a).
“Final Purchase Price” shall have the meaning set forth in Section 2.08(a).

“Financial Information” shall have the meaning set forth in Section 3.06(a).
“Financing” shall have the meaning set forth in Section 4.06(a).
“Financing Sources” shall have the meaning set forth in Section 4.06(a).
“Finished Goods Supply Agreements” shall have the meaning set forth in Section 2.06(g).
“FIRB” means the Australian Foreign Investment Review Board.
“Foreign Benefit Plan” shall have the meaning set forth in Section 3.14(a).
“Governmental Approval” means any authorizations, consents, waivers, orders and approvals of any Governmental Authority, including any applicable waiting periods associated therewith.
“Governmental Authority” means any U.S. federal, state or local or any supra national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body, and includes the governing body of any stock exchange(s).
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Government Official” includes any officer, employee or other person acting in an official capacity on behalf of (i) any Governmental Authority or any department or agency of a Government, including elected officials, judicial officials, civil servants and military personnel, children, spouses, siblings or parents of a Government Official; (ii) any public international organization, such as the World Bank; (iii) any company or business that is owned or Controlled by a Governmental Authority; and (iv) any political party, as well as candidates for political office.
“GST” has the meaning given in A New Tax System (Goods and Services Tax) Act 1999 (Cth).
“Hazardous Substance” means any material, substance or waste that is regulated pursuant to or for which liability may be imposed under Environmental Law or that is classified, regulated or otherwise characterized under any Environmental Law as “hazardous,” or “toxic” or as a “pollutant” or “contaminant” or words of similar meaning or effect.
“Hedge Amendment Notice” shall have the meaning set forth in Section 5.10.
“Hedge Contract” means any Contract to which a Transferred Company is a party with respect to a swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Hedge Termination Notice” shall have the meaning set forth in Section 5.10.
“IFRS” means International Financial Reporting Standards, International Accounting Standards and interpretations of those standards issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee and their predecessor bodies.
“Insurance Policy” shall have the meaning set forth in Section 3.25.
“Intellectual Property” means all intellectual property and other rights, arising under the Laws of the United States or of any other jurisdiction, including all: (a) patents and patent applications (including patents issued thereon), including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, (b) trademarks, service marks, trade names, service names, business, corporate, d/b/a and similar names, trade dress, logos, Internet domain names and subdomains, email addresses, IP addresses, social and mobile media identifiers and other source indicators, including all common law rights and all goodwill associated therewith, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing, including all goodwill associated therewith (“Trademarks”), (c) all rights in respect of copyright, databases, data and designs and registrations and applications therefor, works of authorship and mask work rights and all moral rights associated therewith, and (d) trade secrets, methods, processes, inventions, know-how, formulae, recipes and confidential information (“Trade Secrets”).
“IP Assignment Agreement” shall have the meaning set forth in Section 2.06(b).
“IT Systems” means information and communications technology equipment, hardware, software, databases, systems, websites, applications and networks (and all data stored thereon or processed thereby).
“Knowledge of Parent” means the actual knowledge of the Persons listed on Section A of the Disclosure Letter.
“Law” means any U.S. federal, state or local or any non-U.S. statute, law, ordinance, regulation, rule, code, Order, directive or other requirement or rule of law in any applicable jurisdiction.
“Leased Real Property” shall have the meaning set forth in Section 3.15(b).
“Lender Designated Sections” shall have the meaning set forth in Section 10.08.
“Lender Related Party” shall have the meaning set forth in Section 9.04(c).
“Liabilities” means any Debt, liability, loss, damage, claim, demand, cost, expense (including reasonable attorneys’ and consultants’ fees and expenses), interest, award, judgment, penalty, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description, including all costs and expenses related thereto and including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Licensed Intellectual Property” means any Intellectual Property that is owned by Parent or its Affiliates and the subject of an exclusive license to Buyer or the Transferred Companies pursuant to an Additional Agreement.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, adverse ownership interest, statutory payment obligation,  license, lien, charge, easement, right of first refusal, right of first offer, limitation or restriction of any kind or any other encumbrance of any kind, character or description.
“Limited Guarantee” shall have the meaning set forth in the Recitals.
“Lux Holdco” shall have the meaning set forth in Exhibit M.
“Material Adverse Effect” means any circumstance, matter, change, development, event, state of facts, occurrence or effect (each, an “Event”) that, individually or in the aggregate with other Events, has had or would reasonably be expected to have or result in (a) a material adverse effect on the businesses, assets, liabilities, operations, condition (financial or otherwise) or results of operations of the Transferred Companies or the Business (including the Transferred IP), in each case, taken as a whole; provided, however, that for the purposes of this clause (a) any adverse effect to the extent arising out of, resulting from or attributable to any circumstance occurring after the date of this Agreement described in the following clauses (i) through (viii) shall not constitute or be deemed to contribute to a Material Adverse Effect, and otherwise shall not be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur: (i) an Event or series of Events affecting the United States (or any other country) or global economy generally or capital, financial, credit, securities or currency markets generally, including changes in interest or exchange rates, (ii) general political conditions (including escalation of hostilities, acts of war (whether declared or undeclared), act of terrorism or military actions, or any escalation or worsening of any of the foregoing) generally of the United States or any other country or jurisdiction in which the Business operates, (iii) an Event or series of Events affecting generally the industry in which the Business operates, (iv) the execution or the announcement of, or the consummation of the transactions contemplated by the Transaction Agreements, including actions specifically required to be taken or required to be omitted pursuant to the Transaction Agreements (except that the exception in this clause (iv) shall not be taken into account for purposes of Section 3.04 or Section 3.05), (v) any changes in applicable Law, IFRS or the enforcement or interpretation thereof, (vi) actions specifically required to be taken or required to be omitted pursuant to the Transaction Agreements (except that the exception in this clause (vi) shall not be taken into account for purposes of Section 3.04 or Section 3.05), or taken or omitted with Buyer’s prior written consent or (vii) any failure by the Business to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded by this clause (vii)) except in the case of the foregoing clauses (i), (ii), (iii), or (v), to the extent such Event is (or would reasonably be expected to be) disproportionately adverse with respect to the Business, in each case, taken as a whole, compared to other Persons operating in the same industry, or (b) any material impairment or material delay in the ability of Parent or its applicable Affiliates to perform their obligations under any Transaction Agreements to which they are party or to consummate the transactions contemplated hereby or thereby.

“Material Contract” means the following Contracts, except for this Agreement, that any of the Transferred Companies (or Parent or its other Affiliates, with respect to the Business, including the Transferred IP) is a party to as of the date of this Agreement or to which any of its Assets are bound:
(a) Contracts, other than Employee Plans, to purchase or sell goods or products from a supplier or to a customer that Parent reasonably expects will result in purchases, sales or expenditures in an aggregate amount that exceeds $1,000,000 annually;
(b) Contracts for joint ventures, strategic alliances or partnerships that are material to the Business;
(c) Contracts that limit the ability of any Transferred Company to compete in any line of business or with any Person or in any geographic area during any time period, or that provides for any revenue, profit or loss sharing, “most favored nations” provision, exclusivity arrangement or any similar arrangement;
(d) Contracts relating to Debt with respect to which any of the Transferred Companies is an obligor in excess of $1,000,000, or which impose a Lien other than a Permitted Exception on any material Assets of any of the Transferred Companies or the Transferred IP;
(e) Contracts to sell, lease to third parties or otherwise dispose of any material asset of the Transferred Companies other than in the ordinary course of business consistent with past practice that have obligations that have not been satisfied or performed;
(f) Any (i) Contracts pursuant to which a third party has granted to Parent or its Affiliates (with respect to the Business) any of the Transferred Companies any rights in, a license under, or a covenant not to sue in respect of, Owned Intellectual Property or Licensed Intellectual Property material to the operation of the respective businesses of the Transferred Companies, other than (A) agreements relating to commercially available off the shelf computer software and (B) non-exclusive licenses granted by vendors, suppliers and distributors in the ordinary course of business, in the case of both (A) and (B), with one time or annual license, maintenance, support and other fees of $1,000,000 or less, and (ii) Contracts pursuant to which any of Parent or its Affiliates (with respect to the Business) or the Transferred Companies has granted to a third party any rights in, a license under, or a covenant not to sue in respect of, any material Owned Intellectual Property or Licensed Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business to co-branding partners, vendors, suppliers and distributors;
(g) Contracts reflecting a settlement of any threatened or pending Action in excess of $1,000,000 and entered into during two (2) years prior to the date of this Agreement and containing continuing obligations or restrictions on any Transferred Company;

(h) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which a Transferred Company will have any material outstanding obligation after the date of this Agreement;
(i) any Contract that is for the employment or engagement of any directors, employees or individual independent contractors by any Transferred Company at annual base compensation in excess of $150,000 (other than offer letters and employment agreements that do not deviate in any material respect from the standard forms of offer letter and employment agreement that has been provided to Buyer prior to the date hereof); and
(j) Contracts with any Governmental Authority.
“Net Settlement Portion of the Closing Payment” means the accrued and unpaid principal, interest, fees and expenses of the Aust Bidco Note 2 (as defined in Exhibit M) as of the Closing Date.
“Non-Recourse Party” shall have the meaning set forth in Section 10.15.
“Owned Intellectual Property” means the Transferred IP, the Registered Intellectual Property set forth in Section 3.11(a) of the Disclosure Letter and all other Intellectual Property owned by the Transferred Companies.
“Owned Real Property” shall have the meaning set forth in Section 3.15(a).
“Parent” shall have the meaning set forth in the Preamble.
“Parent’s Fiscal Month End” shall have the meaning set forth in Section 2.03.
“Parent Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Organization and Authority of the Seller Parties), Section 3.02 (Organization and Qualification of the Transferred Companies) and Section 3.03 (Capital Structure of the Transferred Companies).
“Parent Plans” shall have the meaning set forth in Section 3.14(a).
“Patent and Technology License Agreement” shall have the meaning set forth in Section 2.06(c).
“Permits” shall have the meaning set forth in Section 3.10(a).
“Permitted Exceptions” means: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet delinquent or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty and for which adequate reserves have been established in the Financial Information in accordance with the Transaction Accounting Principles; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice for amounts which are not due and payable; (c) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges, title exceptions or encumbrances disclosed in policies, reports or title insurance which Parent has made available to Buyer which do not, individually or in the aggregate, impair the use, operation, value or marketability of any Asset to which they relate that is material to the Business or materially adversely affect the value of the Business; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not material to the Business; (f) Liens resulting from any facts or circumstances relating  to Buyer or its Affiliates; (g) zoning, entitlement and other land use and environmental regulations issued by any Governmental Authority which are not violated by the current use or occupancy of Owned Real Property or Leased Real Property or the operation of the Business; (i) Liens disclosed to Buyer that have been placed by a third party on the fee title of real property constituting Owned Real Property, Leased Real Property or real property over which the Transferred Companies have easement rights, and subordination or similar agreements relating thereto, (j) Liens that do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Business or materially interfere with the use thereof as currently used by the Business (including, in the case of Licensed Intellectual Property, non-exclusive licenses), (k) the terms of any leases, licenses or other agreements related to real property, copies of which were made available to the Buyer, and (l) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.
“Person” means any natural person, general or limited partnership, corporation, company, trust, limited liability company, limited liability partnership, firm, Governmental Authority, association or organization or other legal entity.
"Personal Information" means any information which: (i) is personal information, as defined in the Privacy Act 1988 (Cth), or (ii) comes within the definition of personal information (or any equivalent term) under other applicable Laws.
“Pre-Closing Reorganization Transactions” shall have the meaning set forth in Section 5.12.
“Privacy Policies” means policies relating to privacy, Personal Information and the security of the IT Systems.
“Privileged Communications” shall have the meaning set forth in Section 5.02(e).
“Prohibited Amendments” shall have the meaning set forth in Section 5.13(a).
“Proposed Purchase Price Calculations” shall have the meaning set forth in Section 2.08(a).
“Purchase Price” shall have the meaning set forth in Section 2.04.
“Purchase Price Dispute Notice” shall have the meaning set forth in Section 2.08(b).

“Reference Indebtedness Statement” means the statement set forth in Exhibit D which has been derived from the Balance Sheet and sets forth an example for illustrative purposes only of Closing Date Indebtedness.
“Reference Working Capital Statement” means the statement set forth in Exhibit D and which has been derived from  the Balance Sheet and sets forth an example for illustrative purposes only of Closing Date Working Capital.
“Registered Intellectual Property” means Intellectual Property that is issued by, or registered or filed with, any Governmental Authority, Internet domain name registrar or social media network, including patents, registered copyrights, designs, registered trademarks, Internet domain names, social media identifiers and applications for any of the foregoing.
“Regulatory Actions” shall have the meaning set forth in Section 5.06(b).
“Regulatory Laws” means any federal, state and foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Release” means the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migration, disposal of Hazardous Substance into or through the indoor or outdoor environment.
“Reorganization Documents” shall have the meaning set forth in Section 5.12(b).
“Representative” of a Person means such Person’s Affiliates and its and their respective directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person.
“Required Regulatory Approvals” means those regulatory notifications, consents, terminations, expirations of waiting periods and approvals set forth on Section 8.01(a) of the Disclosure Letter.
“Restricted Area” shall have the meaning set forth in Section 5.15.
“Restricted Employee” shall have the meaning set forth in Section 5.15(a).
“Restricted Period” shall have the meaning set forth in Section 5.15.
“Restricted Person” shall have the meaning set forth in Section 5.15.
“Restricted Products” shall have the meaning set forth in Section 5.15.
“Resolution Period” shall have the meaning set forth in Section 2.08(b).
“Retention Bonuses” shall have the meaning set forth in Section 6.01(e).
“R&W Policy” shall have the meaning set forth in Section 5.14.

“R&W Policy Expenses” shall have the meaning set forth in Section 5.14.
“Sale and Lease-Back” shall have the meaning set forth in Section 5.04.
“Sanctions” means all trade, economic and financial sanctions Laws administered, enacted or enforced from time to  time by (i) the United States (including without limitation  the Department of Treasury, Office of Foreign Assets Control and the United States Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) the United Kingdom (including without limitation Her Majesty’s Treasury), (v) Australia, or (vi) any other similar Governmental Authority with regulatory authority over the Transferred Companies from time to time.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Seller Guarantees” means, collectively, all letters of credit, guarantees, surety bonds, performance bonds and other financial assurance obligations issued or entered into by or on behalf of (or for the account of) the Seller Parties or any of their Affiliates (other than exclusively by the Transferred Companies) in connection with the Business, each of which are listed in Section 5.08 of the Disclosure Letter.
“Seller Parties” shall have the meaning set forth in the Recitals.
“Specified Hedging Agreements” means each of the Hedge Contracts listed on Section 5.10 of the Disclosure Letter.
“Sponsors” means KKR Core Investors (C) L.P., KKR Core Investors (H), L.P. and KKR Core Investors L.P.
“Subsidiary” or “Subsidiaries” of any specified Person means any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.
“Target Working Capital” means $26,600,000.
“Tax” or “Taxes” means all income, excise, gross receipts, ad valorem, value added, sales, goods and services, use, employment, franchise, profits, gains, property, transfer, use, payroll, stamp, intangibles or other taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority with respect thereto.
“Tax Authority” means any Governmental Authority responsible for the administration, collection or enforcement of any Tax.

“Tax Returns” means all returns and reports (including claim of refund, elections, declarations, disclosures, schedules, estimates and information returns and any attachments thereto) supplied or required to be supplied to a Tax Authority relating to Taxes, including amendment thereof.
“Termination Fee” shall have the meaning set forth in Section 9.04(a).
“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property”.
“Trademark License Agreement” shall have the meaning set forth in Section 2.06(e).
“Transaction Accounting Principles” means the transaction accounting principles set forth in Exhibit D.
“Transaction Agreements” means this Agreement and each of the Additional Agreements.
“Transaction Bonuses” means any bonus, profit share, retention, severance, “stay put”, incentive or similar payments payable by a Transferred Company (including any Retention Bonuses, and for the avoidance of doubt, the aggregate amount of all Retention Bonuses shall be included in Closing Date Indebtedness to the extent unpaid prior to Closing) to any current or former Business Employee (inclusive of any related on-costs) in connection with the transactions contemplated by this Agreement.
“Transaction Costs” means any fees, costs and expenses (inclusive of GST or other value-added Taxes, where applicable) incurred or committed to or otherwise payable by the Transferred Companies as of Closing (including any amounts triggered on or as a result of the Closing), other than any Transaction Bonuses, or which will result in future payments by the Transferred Companies after Closing, in each case arising as a result of the transactions contemplated by this Agreement (including in connection with the Pre-Closing Reorganization, any other reorganization transaction or divestiture by Parent or any of its Affiliates, and the process undertaken by Parent and its Affiliates to divest the Business), including any fees, costs and expenses of investment bankers, external auditors, accountants, consultants, counsel and other advisors or service providers to Parent or any of its Affiliates, as applicable, but excluding any Transfer Taxes described in Section 7.01.
“Transfer Taxes” means any sales Taxes, use Tax, direct or indirect real property transfer Tax (which for the avoidance of doubt does not include any capital gains tax, income tax or similar tax) or  documentary stamp Tax or similar Taxes and related fees.
“Transferred Companies” shall have the meaning set forth in the Recitals.
"Transferred Company Interests" shall have the meaning set forth in Section 3.03.
“Transferred Interests” shall have the meaning set forth in the Recitals.

“Transferred IP” means (i) all Intellectual Property listed on Exhibit B; and (ii) all other Intellectual Property owned by Parent and its Affiliates (other than the Transferred Companies) that exclusively relates to developing, making, manufacturing, processing, packaging, distributing, supplying and/or selling products under the ARNOTT’s, and KIMBALL brand and sub-brands, including SHAPES, TIMTAM, JATZ, VITA-WHEAT, CRUSKITS, SALADA, TINY TEDDY, NYAM NYAM and GOOD TIME brands, and in each case, including the right to bring an Action, at law or in equity, for any infringement or violation of the foregoing prior to the Closing Date and to retain all proceeds, damages and monies therefrom. “Transferred IP” does not include any Intellectual Property (y) owned by Parent or its Affiliates (other than the Transferred Companies) that is used by or relates to any other brands or businesses, including but not limited to, the CAMPBELL’S, SWANSON, V8, PREGO, CHUNKY, and CAMPBELL’S REAL STOCK, or (z) that is licensed to Buyer or the Transferred Companies pursuant to an Additional Agreement.
“Transferred Subsidiaries” shall have the meaning set forth in the Recitals.
“Transition Services Agreement” shall have the meaning set forth in Section 2.06(d).
“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
“U.S. Tax Resident” shall have the meaning set forth in Section 7.03(b).
“V-7 Supply Agreement” shall have the meaning set forth in Section 2.06(f).
“Working Capital” means in relation to the Transferred Companies, an amount equal to the aggregate of the same line items as marked as “Working Capital” in the Reference Working Capital Statement.

Exhibit H
TRADEMARK LICENSE AGREEMENT
THIS TRADEMARK LICENSE AGREEMENT (this “Agreement”) is made on [●] 20191 (the “Effective Date”)
BETWEEN
(1)	CAMPBELL SOUP COMPANY, a New Jersey corporation (the “Licensor”); and
(2)	[LICENSEE ENTITY TO BE CONFIRMED], [●] (the “Licensee”).
Licensor and Licensee are individually referred to as a “Party” and collectively as the “Parties.”
WHEREAS,
(A)
Licensor and Snacking Investments Bidco Pty Limited (“Buyer”) [(an Affiliate of Licensee)] have entered into a Stock and Asset Purchase Agreement, dated as of [●] (as may be amended, restated, supplemented or modified, from time to time, the “SAPA”), pursuant to which Licensor agreed to sell to [Buyer] and [Buyer] agreed to purchase from Licensor the Transferred IP and the other Seller Parties agreed to sell to Buyer and [Buyer] agreed to purchase from the other Seller Parties the Transferred Interests, in each case, upon the terms and conditions set forth in the SAPA.

(B)
Licensor is the owner of the Licensed Marks (as defined below) and, in connection with the SAPA, Licensor wishes to grant to Licensee and Licensee wishes to receive from Licensor a license to use the Licensed Marks, upon the terms and conditions set out in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties agree as follows:
1.	DEFINITIONS
1.1 In this Agreement and the Exhibits, capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the SAPA.  As used in this Agreement, the following terms shall have the following meanings:
_____________________________
1 Note to Draft: Effective Date to be the Closing Date under the SAPA.

(a) “Action” has the meaning set forth in Section 9.2.
(b)
“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.  Notwithstanding the foregoing, for purposes of this Agreement, the direct or indirect portfolio companies (as such term is understood in the private equity industry) of investment vehicles advised or managed by or one or more of Licensee's Affiliates shall not be deemed to be an Affiliate of Licensee.

(c)
“Brand Names” means the CAMPBELL’S, SWANSON, V8, PREGO, CHUNKY, CAMPBELL’S CHUNKY, CAMPBELL’S REAL STOCK. M’M M’M GOOD, PURPLE POWER, POWER BLEND, CAMPBELL’S COUNTRY LADLE, CAMPBELL’S WELL YES! and WAKE UP & SHAKE UP brands, as set forth on Exhibit B, and all applicable sub-brands associated with any of the foregoing.

(d)	“Brand Principles” means the framework of brand principles with respect to the Licensed Marks and Brand Names, as agreed between Licensor and [Licensee] and attached hereto as Exhibit F.
(e)	“Business” means the business carried out by the Transferred Companies in the Territory during the twelve (12) month period prior to the Effective Date.
(f)
“Campbell Product Quality Assurance Requirements” means Licensor’s requirements regarding product quality assurance, attached hereto as Exhibit A, as may be updated from time to time in accordance with Section 6.1.

(g)	“Composite” has the meaning set forth in Section 2.5(c).
(h)	“Confidential Information” has the meaning set forth in Section 15.1.
(i)	“Disclosing Party” has the meaning set forth in Section 15.1.
(j)	“Enforcing Party” has the meaning set forth in Section 9.3.
(k)
“Licensed Marks” means those Trademarks owned or controlled by Licensor or its Affiliates, containing or comprising the Brand Names and used for the applicable Product Category in the Territory, including each registered and common law trademark listed on Exhibit B, as may be supplemented from time to time in accordance with this Agreement.[2]

(l)
“Licensed Products” means (a) the products to which the Licensed Marks have been applied by the Transferred Companies in the Business as of the Effective Date, without any modifications to the formulas or recipes of such products, (b) any new products that are Line Extensions of the foregoing that Licensee may develop after the Effective Date and [to which Licensor consents pursuant to Section 2.1(a) or][3] are consistent with the Brand Principles (once applicable) and the Campbell Product Quality Assurance Requirements, and (c) any new products to which Licensor consents pursuant to Section 2.3.

_____________________________
1 Seller to supplement Exhibit B with a complete schedule of Trademarks in the Territory subject to this Agreement prior to Closing.
2 Note to Draft:  To be removed if Brand Principles are agreed and attached by Closing.

(m)
“Line Extension” means, with respect to a product to which a Licensed Mark has been applied by the Transferred Companies in the Business as of the Effective Date, any product variation of such product in the exact Product Category (as designated on Exhibit B) as such product. By way of example for clarity, a sauce product variation using the “PREGO” Licensed Mark shall be considered a “Line Extension” but any other new product using the “PREGO” Licensed Mark in any product category other than sauce shall not be considered a “Line Extension” and shall instead be considered a new product and subject to Licensor’s consent pursuant to Section 2.3.

(n)	“Losses” has the meaning set forth in Section 11.1.
(o)	“Maintenance” has the meaning set forth in Section 10.1.
(p)	“Product Category” means a product category set forth on Exhibit B.
(q)	“Receiving Party” has the meaning set forth in Section 15.1.
(r)	“SAPA” has the meaning set forth in the Recitals.
(s)	“Term” has the meaning set forth in Section 13.1.
(t)
“Territory” means those countries set forth on Exhibit C and any additional countries or jurisdictions in which the Business had any sales of products under the Brand Names during the fiscal year ended on July 28, 2019; in each case, (i) subject to the restrictions set forth in this Agreement, including in Section 2.4 and on Exhibit C, and (ii) excluding all other countries not described above or specifically identified on Exhibit C, including all U.S. territories and those countries which are subject to U.S. sanctions or other restrictions at the applicable time.

(u)
“Trademarks” means trademarks, service marks, trade names, service names, business, corporate, d/b/a and similar names, trade dress, logos, Internet domain names and subdomains, email addresses, IP addresses, social and mobile media identifiers and other source indicators, including all common law rights and all goodwill associated therewith, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing.

(v)	“Variation” has the meaning set forth in Section 2.5(a).
2.	LICENSE GRANTS
2.1.
Subject to the terms and conditions of this Agreement, Licensor, on behalf of itself and its Affiliates, hereby grants to Licensee, during the Term, an exclusive (even as against Licensor and its Affiliates), royalty-free, fully paid-up, non-transferable (except as set forth in Section 16.4 and Schedule 16.5), non-sublicensable (except as permitted under Article 3), license to use the Licensed Marks:

(a)
in connection with the marketing, advertising, promotion, sale, manufacturing and distribution in the Territory of Licensed Products; provided, that (A) unless and until the Brand Principles are mutually agreed upon and made effective under this Agreement, any use of the Licensed Marks for Line Extensions that Licensee may develop after the Effective Date shall be subject to Licensor’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, and shall comply with the Campbell Product Quality Assurance Requirements  and (B) once the Brand Principles are mutually agreed upon and made effective under this Agreement, any use of the Licensed Marks on any new products which are Line Extensions shall be subject to such products and such use being consistent with the Brand Principles and the Campbell Product Quality Assurance Requirements; and in each case of (A) and (B), to the extent such products are marketed, advertised, promoted, sold, manufactured or distributed by or on behalf of Licensee during the Term; and

(b)
subject to Article 5 and Sections 2.1(a) and Section 10.3, in substantially the same manner (including color, printing style, typeface and size) in which, and in connection with products in the same Product Categories on which such Licensed Marks were used in the Business (as set forth on Exhibit B).

2.2.	Additional License Grants.
(a)
Subject to the terms and conditions of this Agreement, Licensor, on behalf of itself and its Affiliates, hereby grants to Licensee, during the Term, an exclusive (even as against Licensor and its Affiliates), royalty-free, fully paid-up, non-transferable (except as set forth in Section 16.4 and Schedule 16.5), non-sublicensable (except as permitted under Article 3), license to use the name “Campbell”, solely in the corporate names set forth on Exhibit D in substantially the same manner in which such name was used in the Business.  Licensee shall be responsible for compliance with all applicable Laws in using such corporate names.

(b)
Subject to the terms and conditions of this Agreement, Licensor, on behalf of itself and its Affiliates, hereby grants to Licensee, during the Term, a non-exclusive, royalty-free, fully paid-up, non-transferable (except as set forth in Section 16.4 or Schedule 16.5), non-sublicensable (except as permitted under Article 3), license to use and reproduce, solely in connection with use of the Licensed Marks as permitted under this Agreement, in the Territory, original works of authorship and trade dress used by the Business as of the Effective Date that comprise labels, packaging and marketing materials for Licensed Products solely to the extent the foregoing are owned or controlled by Licensor or its Affiliates, are related to Licensee’s exercise of its license rights under this Agreement, and were not either (i) owned by any of the Transferred Companies as of the Effective Date or (ii) included in the Transferred IP; provided, however, that this grant shall not include a license to any Trademark (including any Brand Name) which is included in such original works of authorship or trade dress unless otherwise explicitly granted in this Agreement, and Licensor reserves all use rights outside the Territory.

2.3.
New Products.  Any use by Licensee of the Licensed Marks in connection with a product in a product category other than the exact Product Category to which such Licensed Marks were applied in the Business or otherwise in connection with any new products are neither Licensed Products nor Line Extensions of Licensed Products, and shall be subject to Licensor’s prior written consent, such consent to be given at Licensor’s sole discretion.

2.4.
Territory and Online Orders. As the licenses granted under Sections 2.1 and 2.2 are limited to the Territory, Licensee shall not use the Licensed Marks outside the Territory in any manner, including by:

(a)	actively advertising or promoting the Licensed Products outside the Territory;
(b)	actively seeking or accepting orders (including online orders) outside the Territory; or
(c)	establishing any branch dealing in, maintaining any distributor depot for the distribution of, or fulfilling or distributing any orders of Licensed Products outside the Territory;
provided, however, and subject to Article 3, that Licensee may use the Licensed Marks outside the Territory, solely to (i) manufacture or have manufactured Licensed Products for sale and distribution in the Territory, or (ii) advertise, promote and sell Licensed Products online and in social and mobile media directed only to customers and consumers located in the Territory.  Licensee shall include a disclaimer on any website or social or mobile media owned or controlled by Licensee on which the Licensed Products are advertised, promoted or sold, explicitly stating that the Licensed Marks are used under license from Licensor and that Licensed Products are available for sale by or on behalf of Licensee solely in the Territory.
2.5.
Restrictions on Use. Licensee covenants that it shall only use the Licensed Marks in accordance with this Agreement.  Except to the extent not in violation of the Brand Principles (once agreed upon and made effective under this Agreement) and the Campbell Product Quality Assurance Requirements, Licensee shall not, without Licensor's prior written consent, attempt to or permit, authorize, enable or request any other Person to, in any jurisdiction throughout the world:

(a)
file, acquire, or otherwise obtain any registration for or application to register or to use any Trademark, company name, domain name, or social media account that is identical to, consists of, incorporates, is confusingly similar to or dilutive of, or is a confusingly similar variation or derivation, of any Licensed Mark (each, a “Variation”), whether with any Governmental Authority, Internet domain name registrar or otherwise, except as permitted in Section 10.1;

(b)	use any Variation confusingly similar to or dilutive of any Licensed Marks, except as permitted by Section 10.3;

(c)
use any Licensed Mark in combination with any other trademarks, names, symbols, words, devices or logos so as to form a composite trademark (each, a “Composite”), except for those Composites used by the Business on the Effective Date and for the twelve (12) month period immediately preceding the Effective Date (for clarity, use of descriptive or generic words or terms does not constitute a Composite herein);

(d)
use any Licensed Mark in any manner, or engage in any other act or omission, that would reasonably be expected to (i) tarnish, degrade, disparage, devalue, damage the goodwill of or reflect adversely on Licensor or its Affiliates, its or their businesses or reputations or any Licensed Marks; or (ii) invalidate or cause the cancellation or abandonment of any Licensed Marks; or

(e)	grant or attempt to grant a security interest in or lien on, record any security interest or lien against, or otherwise encumber, any Licensed Mark.
2.6.
Transfer of Rights.  If Licensee or its sublicensees has or acquires any rights in or to any Variations or Composites (whether standing alone or as incorporated in any modifications which may be made to any copyright work or trade dress licensed to Licensee pursuant to Section 2.2(b)), Licensee hereby irrevocably assigns, and shall cause its sublicensees to assign, all such rights to Licensor.  At the request of Licensor, Licensee shall execute any document, and perform any reasonable act, that Licensor deems necessary or desirable to obtain, evidence, effectuate, protect, enforce, or confirm Licensor’s or its designee’s exclusive ownership interest in and to the transferred Variations, Composites or other rights in each applicable jurisdiction, including executing and delivering applications, oaths, declarations, affidavits, waivers, assignments, and other documents.  Solely to further the purposes of this Section, and solely in the event that Licensee fails to comply, within thirty (30) days after notice from Licensor, with the obligations in the preceding sentence, Licensee hereby irrevocably designates Licensor as its agent and attorney-in-fact with full power of substitution to act on Licensee’s and its sublicensees’ behalf to execute and file any document on which Licensor cannot secure Licensee’s or its sublicensee’s signature and to perform any other lawful act of which Licensor cannot obtain Licensee’s or its sublicensee’s performance, with the same legal effect as if executed, filed, or performed by Licensee.

2.7.
Corporate Registries. Licensee has the right to be the registrant and contact party with all applicable agencies and registrars (other than the U.S. Patent and Trademark Office and applicable counterpart offices in foreign jurisdictions, for which Licensor shall have the sole right with respect to the Licensed Marks) as necessary to register all corporate, trade, d/b/a and other business or company names, domain names, social and mobile media identifiers to the extent incorporating Licensed Marks licensed herein, in all cases without the prior consent of Licensor and solely to the extent not in violation of the Brand Principles and the Campbell Product Quality Assurance Requirements, or this Agreement; provided, that upon termination of this Agreement, Section 14.1(d) shall apply and Licensee shall, if requested by Licensor, take appropriate actions to transfer such registrations (including all domain name registrations) to Licensor.

2.8.
Cooperation.  The Parties will reasonably cooperate with respect to Licensee’s use of the Licensed Marks in the Territory (and Licensor’s use of the equivalent of the Licensed Marks outside the Territory), on the Internet and in social and mobile media, so as to maximize the global marketing and promotion of such brands.

3.	SUBLICENSING
3.1.
Licensee may not sublicense its rights under this Agreement to any other Person without the prior written consent of Licensor, except that Licensee may sublicense the license rights granted to it under Article 2 without Licensor’s prior written consent to: (i) its Affiliates that are Controlled by Licensee (but which shall in no case include any Prohibited Persons or be subject to Part 2 of Schedule 16.5), (ii) those manufacturers set forth on Exhibit E who are engaged at such time to manufacture the Licensed Products on Licensee’s behalf, and (iii) those distributors set forth on Exhibit E who are engaged at such time to distribute the Licensed Products on Licensee’s behalf, in each case of the foregoing (ii) and (iii), to the extent Licensee and such manufacturers or distributors, as applicable, are parties to a Contract which includes substantially the same terms (other than pricing terms) that exist in those Contracts between the Transferred Companies and such third party manufacturers or distributors, as applicable, in existence as of the Effective Date.  Any new third party manufacturers or distributors not otherwise provided for under this Section 3.1 may be added to Exhibit E if they (x) are approved in advance by Licensor, such approval not to be unreasonably withheld, conditioned or delayed, or (y) subject in all respects to compliance with this Section 3, are of the same quality, reputation and solvency in all material respects as the manufacturers or distributors already set forth on Exhibit E.  Notwithstanding the foregoing, Licensee may not provide Licensed Products to any distributors known by Licensee to (i) intentionally redistribute, or (ii) repeatedly redistribute, such Licensed Products outside the Territory and to the extent that Licensee becomes aware that any distributors are distributing Licensed Products outside the Territory, Licensee shall promptly notify Licensor and, if applicable, stop selling Licensed Products to any such distributors.  Notwithstanding anything else in this Agreement, Licensee shall not sublicense its rights under this Agreement to any Prohibited Person and shall not attempt any sublicense subject to Part 2 of Schedule 16.5, and any attempted sublicense to a Prohibited Person or sublicense subject to Part 2 of Schedule 16.5 shall be deemed null and void.

3.2.
Any sublicense granted pursuant to Section 3.1 shall (a) be in writing and include substantially the same terms and restrictions as set forth in this Agreement (except that the sublicensee shall not have the right to further sublicense its rights under the sublicense to any third party) and (b) automatically terminate upon expiration or termination of this Agreement.  Licensee shall be liable for all acts and omissions of its sublicensees, provided that no act or omission of a sublicensee can be grounds for termination or suspension in Sections 13.2, 13.3, or 13.4 if Licensee (i) causes such sublicensee to immediately cease such conduct or (ii) promptly terminates the applicable sublicensee, but in which case Licensee shall otherwise nonetheless remain liable for damages to Licensor for the relevant act or omission of the sublicensee resulting in Licensee taking the foregoing actions. Licensee shall monitor compliance of its sublicensees with the terms of their sublicenses and enforce compliance of such sublicensees with the terms of their sublicenses.

4.	RECORDATION; RESERVATION OF RIGHTS; LICENSE LIMITATIONS
4.1.
As between Licensor and Licensee, and if deemed necessary in Licensee’s reasonable discretion, Licensee may and shall be responsible for recording this Agreement with any applicable Governmental Authority and for all associated recordation fees and related costs and expenses.

4.2.
Licensee hereby acknowledges and agrees, on behalf of itself and its Affiliates, that it has no right, title or interest, express or implied, in or to the Licensed Marks, or in any copyright work or trade dress as referred to in Section 2.2(b), except as specifically provided herein and subject to the terms and conditions stated in this Agreement.  All of the rights granted hereunder are explicitly stated herein and nothing in this Agreement shall be construed to transfer any proprietary ownership interest whatsoever in or to any intellectual property rights or rights in the nature of trade dress of Licensor or its Affiliates, or to grant any implied rights whatsoever or any right, title or interest in or to any of the Licensed Marks or any other intellectual property rights or rights in the nature of trade dress of Licensor or its Affiliates, except the rights explicitly granted pursuant to this Agreement.  Licensee acknowledges and agrees that any and all uses by Licensee and its sublicensees of the Licensed Marks and any resulting goodwill thereof shall inure to the benefit of Licensor and its Affiliates, as applicable.  Licensee acknowledges and agrees that it is only receiving a license to use the Licensed Marks.

4.3.
The Parties shall consult with one another in good faith to resolve any disputes arising out of their respective uses of the Licensed Marks where customers, consumers or other third parties may misdirect communications.

5.	LICENSED MARK QUALITY CONTROL
5.1.
Licensee shall ensure that all use of the Licensed Marks on goods, packaging and advertising materials shall be consistent with use of the Licensed Marks in the Business as of the Effective Date, and comply with the Brand Principles and the Campbell Product Quality Assurance Requirements or are otherwise approved by Licensor pursuant to Section 2.1(a)(ii) or Section 2.3, and include a statement that the Licensed Marks are owned by Licensor and used under license and that the Licensed Products are manufactured by Licensee; provided that this obligation shall not apply in respect of any goods, packaging or advertising materials in existence as of the Effective Date or created within six (6) months after the Effective Date to the extent not reasonably practicable.

5.2.
Licensee shall submit to Licensor, free of charge, for Licensor’s written approval, six (6) samples of full artwork of any new promotional packaging and materials created after the Effective Date on which any of the Licensed Marks are to be used, except to the extent the foregoing are compliant with the Brand Principles and the Campbell Product Quality Assurance Requirements.  No use of any such promotional packaging and materials submitted to Licensor will be made by, or on behalf of, Licensee prior to Licensee’s receipt of final written approval from Licensor, such approval not to be unreasonably withheld, conditioned or delayed; and provided that any promotional merchandise bearing the Licensed Marks (i.e. use of the Licensed Marks on t-shirts, mugs, etc. for promotional purposes) shall be limited solely to use in connection with promotion of the Licensed Products. Notwithstanding the foregoing, for marketing campaigns conducted via social media that are not compliant with the Brand Principles and the Campbell Product Quality Assurance Requirements, the Parties shall work together in good faith to establish parameters in advance of any such marketing campaign so that approval is not required for every item of marketing material (e.g., online post or message) used in the campaign.

5.3.
From time to time but at least once each fiscal year, or upon Licensor’s reasonable request, Licensee shall submit to Licensor, free of charge, one (1) representative sample of each of the then-current Licensed Products and promotional packaging and materials bearing the Licensed Marks to allow Licensor to confirm that Licensee and its sublicensees are in compliance with the terms of this Agreement.

5.4.
Licensor shall, on reasonable prior notice to Licensee, have the right for itself (or its nominated independent representative) to enter Licensee’s premises during regular business hours to confirm that Licensee, as applicable, is complying with its obligations under this Agreement.  Licensor may exercise this right once each year or more frequently if there is reasonable cause for doing so. Licensor shall use its best efforts to minimize any disruption to the business of Licensee in connection with any such inspection(s).  Each Party will bear its own costs relating to an inspection carried out pursuant to this clause unless the inspection reveals any non-compliance by Licensee with the terms of this agreement.  If the inspection does reveal any material non-compliance, the Licensee must reimburse Licensor for all out of pocket costs and expenses of Licensor in respect of the inspection. Licensee shall use commercially reasonable efforts to include the foregoing right of Licensor in its Contracts with sublicensees such that Licensor shall have the same rights with respect to any sublicensees; provided that, if after exercising such efforts, Licensee is unable to secure such right from the applicable sublicensee, Licensee may enter into such Contract and shall require the sublicensee to be bound by the provisions of this Section 5.4, except with Licensee (as opposed to Licensor) having the right to exercise the compliance rights on behalf of Licensor.

6.	LICENSED PRODUCT QUALITY ASSURANCE
6.1.
Licensee shall comply with (i) the Campbell Product Quality Assurance Requirements (A) on Exhibit A as of the Effective Date, in each case, to the extent they are consistent with the ordinary course of the Business in the twelve (12) months prior to the Effective Date; and (B) as may be amended from time to time, effective within a reasonable time after notice from Licensor, provided that any such amendments do not create obligations that are more onerous than those in the foregoing clause (A) in any material respect or that Licensor does not impose on itself and its other Affiliates and (ii) any and all product quality assurance requirements under applicable Law.

7.	CUSTOMER AND CONSUMER COMPLAINTS
7.1.
In addition to the requirements of Exhibit A and Article 8, during the Term, Licensee shall promptly provide copies of any (A) material complaints received either in writing or otherwise through Licensee’s established customer and consumer complaint process in existence at such time, from (i) retail, grocery, or other commercial customers or (ii) consumers (including such material complaints submitted electronically), or (B) notices from any regulatory body, which allege any actual or potential problem related to the Licensed Products and shall otherwise, if requested by Licensor, provide Licensor with a written report of all such complaints or notices received by Licensee on a semi-annual basis.

7.2.
The Parties shall cooperate in good faith in order to decide how to resolve complaints in Section 7.1 that Licensee cannot successfully resolve independently, or how to respond to any notices from regulatory bodies, in each case, that relate to the Licensed Products in the Territory.  If the Parties cannot agree on how to resolve any such complaints or notices, Licensee shall have sole discretion, acting reasonably, to determine how to resolve such complaints or such notices, provided that if such complaint or notice relates to a matter that is reasonably likely to result in material harm to the reputation and/or goodwill of Licensor (or its Affiliates) or the Licensed Marks or impose material liability upon Licensor or its Affiliates, then Licensee must obtain Licensor’s consent, not to be unreasonably withheld, before taking actions to resolve such matter.

7.3.	Each Party shall provide any assistance to the other that is reasonably required to deal with such customer complaints or notices from regulatory bodies in Section 7.1 including:
(a)	providing further information to the other that may be relevant to such complaint or notice;
(b)
permitting Licensor to access Licensee’s (or, subject to Section 5.4, its sublicensees’) premises and audit its activities (and, subject to Section 5.4, those of its sublicensees) where the complaint or notice relates to food safety issues; and

(c)	consulting with each other prior to and about any product retrieval or recall of Licensed Products that may be advisable and that arises from such complaint or notice.
8.	NOTIFICATION
8.1.
In addition to the requirements of Exhibit A and Article 7, Licensee agrees to notify Licensor immediately upon becoming aware of any actual or impending event or circumstance which might materially adversely affect the safety, health or quality of the Licensed Products or the goodwill and reputation of the same in the market.  Such events and circumstances shall include without limitation the following:

(a)	any communication alleging the Licensed Products are affected by a safety or health issue; and/or

(b)
any legal proceeding, formal action by any enforcement body in pursuance of its statutory or regulatory powers or responsibilities or material complaint against Licensee arising out of or in connection with the manufacture, distribution, sale, use or consumption of the Licensed Products or their packaging, whether or not alleging any product liabilities, negligence or breach of contract or any actual occurrence of the same; and/or

(c)	any writings addressed to Licensee or any of its Affiliates by a third party threatening in any way to adulterate any of the Licensed Products or their packaging or any actual occurrence of the same.
8.2.
Licensee shall take such reasonable steps as are reasonable in the circumstances to remedy the material adverse effect of any event or circumstance which might adversely affect the quality of any Licensed Products or the goodwill and reputation of the same in the market.

9.	INFRINGEMENT
9.1.
Licensee shall immediately notify Licensor in writing of any of the following matters which come to its attention (giving full particulars), to the extent relating to the Territory: (a) any actual, suspected or threatened infringement of the Licensed Marks, (b) any allegation or complaint made by any Person that any of the Licensed Marks is invalid, that use of the Licensed Marks infringes any third party rights, or that use of the Licensed Marks may cause deception or confusion to the public or constitute an act of unfair competition. Licensor shall immediately notify License in writing of any of the following matters which come to its attention (giving full particulars), to the extent relating to the Territory: (a) any actual, suspected or threatened  infringement of the Licensed Marks, (b) any allegation or complaint made by any third party that any of the Licensed Marks is invalid, that use of the Licensed Marks infringes any third party rights, or that use of the Licensed Marks may cause deception or confusion to the public or constitute an act of unfair competition.

9.2.
Licensor has the first right, but not the obligation, to take action (or threaten to take action) against other Persons in the courts, administrative agencies or otherwise (including per cease and desist letter or similar requests), at Licensor’s cost and expense, to (a) prevent or terminate infringement, unauthorized use of, dilution, or other violation of the Licensed Marks, (b) oppose or cancel applications or registrations for any trademarks that are confusingly similar to any Licensed Marks, or (c) otherwise enforce or defend the Licensed Marks (each, an “Action”).  If Licensee requests in writing that Licensor initiate an Action, Licensor shall, within thirty (30) days of receiving such request (or sooner if reasonably justified under the circumstances) initiate the requested Action.  If Licensor does not initiate an Action within thirty (30) days (or any shorter period that must be met under local laws or regulations in order to obtain a preliminary injunction or to initiate any similar summary proceedings or is otherwise reasonably justified under the circumstances), Licensee may initiate and maintain the Action at its own expense; provided that Licensee shall keep Licensor full informed of such Action and make available to Licensor copies of any relevant documents or correspondence relating to such Action, subject to attorney-client privilege, and consider in good faith any comments provided by Licensor.

9.3.
At the request of either Party initiating an Action (the “Enforcing Party”), the other Party shall cooperate with the Enforcing Party, at the Enforcing Party’s expense, in that Action (including by executing, filing and delivering all documents and evidence requested by the Enforcing Party) and shall lend its name to that Action if requested by the Enforcing Party or required by applicable Law.  No Party shall assert or maintain any claim against the Enforcing Party based on or arising out of the Enforcing Party’s handling of or decisions concerning any Action or any settlement or compromise thereof, unless any such actions breach this Agreement.  Licensor (solely to the extent relating to the Territory) and Licensee may not enter into any settlement or compromise of any Action that subjects the other Party to liability, or otherwise prejudices or impairs the rights of the other Party in and to any Licensed Marks, without the other Party’s prior written consent, which may be withheld, conditioned or delayed, at its sole discretion.  All damages or other compensation of any kind recovered in any Action or from any settlement or compromise thereof, are for the sole benefit of the Enforcing Party, except that if the Enforcing Party withdraws from an Action and the other Party continues to maintain the Action, the withdrawing Party’s costs and expenses incurred in connection with the Action will be reimbursed based on the proportion of the withdrawing Party’s costs and expenses to the total costs and expenses incurred by the Parties in connection with the entire Action.  If the Parties agree to participate in any Action jointly, they shall agree in writing on all matters related to such Action.

9.4.
WITHOUT LIMITING OR MODIFYING THE SAPA, LICENSOR MAKES NO REPRESENTATION OR WARRANTY HEREIN, EXPRESS OR IMPLIED, AND EXPRESSLY DISCLAIMS HEREIN ANY REPRESENTATION OR WARRANTY, AS TO THE OWNERSHIP, VALIDITY, NON- INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, KNOWLEDGE OR AWARENESS OF ANY CLAIMS OR POTENTIAL CLAIMS OF INFRINGEMENT, ABSENCE OF LIENS, ENCUMBRANCES, DEMANDS, CLAIMS OR THIRD PARTY AGREEMENT OR UNDERSTANDINGS WITH RESPECT TO THE LICENSED MARKS

10.	MAINTENANCE/ REGISTRATION
10.1.
 Without limiting Section 2.7, as between Licensor and Licensee, Licensor has the first right (but not the obligation), at its own cost and expense, to apply for, prosecute, maintain and renew applications and registrations for the Licensed Marks (“Maintenance”).  At Licensor’s request and expense, Licensee shall cooperate and provide reasonable assistance to Licensor in connection with Maintenance, including (a) supplying reasonable specimens and other samples of Licensee’s use of the Licensed Marks, and (b) executing documents and performing lawful acts as reasonably requested by Licensor.  If Licensor cannot secure Licensee’s signature on any document  that Licensor requires under this Section 10.1 within thirty (30) days after notice from Licensor, Licensee hereby designates Licensor as its agent and attorney-in-fact with full power of substitution to act on Licensee’s behalf to execute and file that document, with the same legal effect as if executed, filed or performed by Licensee. If Licensor wishes to abandon a Licensed Mark (for reasons other than final refusal by the trademark office), Licensor shall notify Licensee in due advance, and Licensee may within sixty (60) days after receipt of such notice (or earlier, if justified under the circumstances) require that the relevant Licensed Mark be transferred to Licensee at Licensee’s expense. If Licensee requests in writing that Licensor take any action with regard to Maintenance, Licensor shall, within thirty (30) days of receiving such request (or sooner if reasonably necessary under the circumstances) initiate the requested action.  If Licensor does not initiate such action within such thirty (30) days (or any shorter period otherwise reasonably justified under the circumstances), Licensee may take such Maintenance actions on behalf and in the name of Licensor, at Licensee’s own expense; provided that Licensee shall keep Licensor full informed of such action and make available to Licensor copies of any relevant documents or correspondence relating to such action, subject to attorney-client privilege, and consider in good faith any comments provided by Licensor.

10.2.
Subject to Section 2.5, Licensee agrees that as of the Effective Date, it intends to use the Licensed Marks during the Term in the Territory with respect to the Licensed Products in a manner that preserves their validity and is consistent with the Brand Principles and the Campbell Product Quality Assurance Requirements.  If, during the Term, Licensee decides to permanently cease use of any Licensed Mark in any country in the Territory in which the Business had been using such Licensed Mark, Licensee shall provide Licensor with prompt written notice thereof.

10.3.
If Licensee wishes to adopt or use a new Variation or Trademark (or Licensed Marks in new countries or jurisdictions in the Territory in which Licensor did not own an application or registration as of the Effective Date) as a Licensed Mark in the Territory:

(a)
Licensee shall request Licensor’s consent in advance in writing. Licensor’s consent may not be withheld if any such new Variation does not violate the Brand Principles and the Campbell Product Quality Assurance Requirements (and provided such use does not otherwise require consent of Licensor pursuant to Section 2.1 or Section 2.3, unless such consent has been obtained) and would not reasonably be expected to (i) infringe or violate the law or rights of any third party, (ii) harm or jeopardize the value, validity, reputation or goodwill of the Licensed Marks in any country, jurisdiction or territory, (iii) harm or jeopardize Licensor’s ownership of or rights in the Licensed Marks; or (iv) harm or jeopardize Licensor’s goodwill or reputation.

(b)
If Licensee wishes to adopt a new Variation or use any Licensed Mark (i) in any country or jurisdiction within the Territory in which Licensor did not own a registration as of the Effective Date, or (ii) as or in a new Trademark (e.g. a new domain name or corporate name), Licensee shall request Licensor’s consent in advance in writing. Licensor must consent if use of such Licensed Mark complies with the criteria in Section 10.3(a) above (subject to compliance in all respects with the Brand Requirements and provided such action does not otherwise require consent of Licensor pursuant to Section 2.1 or Section 2.3, unless such consent has been obtained).

(c)
Licensor must approve or reject any request by Licensor under clause (a) or (b) within thirty (30) days.  If Licensor does not so respond, Licensee shall resubmit such request, and (i) provide a copy of same to an additional notice party or parties designated by Licensor for such purposes and (ii) indicate prominently on the front of such request the legend “SECOND REQUEST” or similar words.  If Licensor does not respond to such second request within thirty (30) days after such second submission (or a reasonable extension of time requested by Licensor in writing in appropriate circumstances), Licensee‘s request shall be deemed approved. If Licensor does not consent, it shall provide Licensee with its reasons in sufficient detail so as to allow Licensee to resubmit its request (to the extent the reason for not consenting is capable of being remedied, in Licensor’s reasonable discretion), which shall be subject to the same timetable.

(d)	Any Variation or Trademark approved by Licensor in this Section 10.3 shall be included as a Licensed Mark hereunder.
(e)
Upon termination of this Agreement, Section 14.1(d) shall apply and Licensee shall, if requested by Licensor, take appropriate actions to transfer any registrations or applications for registration for any new Variations or Trademarks applied for or registered pursuant to this Section 10.3 to Licensor.

11.	INDEMNIFICATION
11.1.
Licensee shall indemnify, defend and hold harmless to the fullest extent permitted under Law, Licensor, its Affiliates, and its and their respective officers, directors, members, managers, partners, employees, and agents from and against any and all damages, liabilities, losses, obligations, settlements, claims of any kind, interest and expenses (including reasonable fees and expenses of attorneys) (collectively, “Losses”) arising from or relating to any third party claims involving: (a) Licensee or its sublicensees’ sale of the Licensed Products (and any third party claims of products liability or breach of representations or warranties made by Licensee or its sublicensees to its or their customers or otherwise, except for Losses related to claims for which Licensor is obligated to indemnify Licensee pursuant to Section 11.2 or to the extent resulting from any components of Licensed Products provided by or on behalf of Licensor, (b) breach by Licensee of its obligations under this Agreement, including any unauthorized use by Licensee of the Licensed Marks, or any other use of the Licensed Marks by Licensee to the extent inconsistent with Licensor‘s use of the Licensed Marks prior to the Effective Date (or any act or omission of any sublicensees which would amount to a breach of this Agreement if it had been an act or omission of Licensee), (c) Licensee’s or its sublicensees’ failure to comply with all Laws applicable to Licensee’s marketing, advertising, promotion, sale, manufacturing and distribution of the Licensed Products in the Territory, or (d) any fraud, gross negligence or willful misconduct by Licensee in connection with its performance under this Agreement.

11.2.
Licensor shall indemnify, defend and hold harmless to the fullest extent permitted under Law, Licensee, its Affiliates, and its and their respective officers, directors, members, managers, partners, employees, and agents from and against any and all Losses arising from or relating to any third party claims involving: (a) breach by Licensor of its obligations under this Agreement, or (b) any fraud, gross negligence or willful misconduct by Licensor in connection with its performance under this Agreement.

11.3.
In the event that a Party wishes to make an indemnification claim against the other Party hereto, in each case whether for itself and/or as agent for the relevant Affiliate(s), such Party shall give written notice to the indemnifying Party containing reasonably specific details of the indemnification claim; provided that a Party’s failure to promptly notify the indemnifying Party will not affect the indemnifying Party’s indemnification obligations except to the extent that any such delay prejudices the indemnifying Party’s ability to defend such claim.  The indemnifying Party will defend any claim with counsel of its own choosing, settle it as the indemnifying Party deems appropriate; provided further, that the indemnifying Party will not enter into any settlement without the indemnified Party’s prior written consent. At the expense of the indemnifying Party, the indemnified Party will reasonably cooperate with the indemnifying Party in the defense and settlement or compromise of any indemnified claim.  Neither Party will enter into any settlement or compromise that subjects the indemnified Party to liability or harms its rights in the Licensed Marks, without its prior written consent. At its discretion and expense, the indemnified Party may participate in the defense, any appeals and settlement with counsel of its own choosing, and such counsel shall have full access to all information, documents and other materials related to the claim.  For purposes of this Section 11.3, “Affiliates” of Licensor shall include their respective officers, directors, members, managers, partners, employees, and agents entitled to indemnification pursuant to Section 11.1.

12.	LIMITATION OF LIABILITY
12.1.
EXCEPT WITH RESPECT TO LOSSES ARISING FROM OR RELATED TO A PARTY’S BREACH OF ITS CONFIDENTIALITY OBLIGATIONS UNDER ARTICLE 15 OR A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 11.1 OR SECTION 11.2, IN NO EVENT SHALL EITHER PARTY BE LIABLE, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, FOR ANY LOSSES ARISING FROM OR RELATED TO THIS AGREEMENT THAT ARE IN THE NATURE OF LOST PROFITS OR INDIRECT, SPECIAL, CONSEQUENTIAL, PUNITIVE, SPECULATIVE OR INCIDENTAL DAMAGES, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

13.	TERM, TERMINATION AND SUSPENSION
13.1.
Unless sooner terminated by the mutual agreement of the Parties or pursuant to any provision of this Article 13, the term of this Agreement shall commence on the Effective Date and shall remain in full force and effect for a term of fifteen (15) years thereafter (the “Term”); provided, that at least one (1) year prior to the end of the Term, the Parties shall meet (in person or telephonically) to engage in good faith regarding the renewal or the extension of the Term for a period of ten (10) years upon the request of Licensee. Licensor shall not unreasonably withhold its consent to any such renewal or extension of the Term negotiated by Licensee.

13.2.	Licensor may terminate this Agreement:
(a)
in whole or in part, by written notice to Licensee with immediate effect, if Licensee (or any of its sublicensees, unless Licensee takes one of the actions in Section 3.2(i) and (ii)) deliberately challenges the validity or ownership of any of the Licensed Marks;

(b)
in whole or in part, by written notice to Licensee with immediate effect, if Licensee (i) is acquired by or undergoes a change of control which, in each case, is subject to Part 2 of Schedule 16.5, or (ii) divests its right to sell any Licensed Product or one or more businesses selling the Licensed Products and, in each case of clause (i) or (ii), assigns its rights in this Agreement with respect to such right to sell Licensed Products or businesses selling the Licensed Products in an assignment which is subject to Part 2 of Schedule 16.5; in each case, except if Licensee has complied with Section 16.5 as may be applicable;

(c)
in whole or in part, by written notice to Licensee with immediate effect, if Licensee (x) is acquired by or undergoes a change of control to, or (y) divests its right to sell one or more of the businesses selling Licensed Products and, in each case of clause (x) or (y), assigns its rights in this Agreement with respect to such businesses selling any Licensed Product to any Person (i) that has been subjected to material criminal penalties based on fraud within the prior ten (10) year period thereof, or (ii) whose association with the “Campbell” brand (or with Licensor or its Affiliates) would be reasonably expected to have a material and adverse impact on the reputation of the “Campbell” brand or Licensor or its Affiliates because such Person is (A) listed in any economic or financial sanctions or trade embargo (collectively, “Sanctions”) related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authority, (B) operating, organized, or resident in a country, region or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria), or (C) owned or controlled by any such Person or Persons described in the foregoing clauses (i) and (ii) (any such Person, a “Prohibited Person”);

(d)
in whole or in part, by written notice to Licensee with immediate effect, if Licensee (i) ceases to carry on its business or substantially the whole of its business or (ii) makes any arrangement or assignment for the benefit of its creditors generally or is deemed to be unable to pay its debts and does not cure same within thirty (30) days; or

(e)	in part with respect to any Licensed Mark in any country in the Territory if Licensee permanently abandons or permanently ceases to use such Licensed Mark in such country.
13.3.	Either Party may terminate this Agreement:
(a)
in whole or in part, if the other Party is in material breach of any provision of this Agreement (or, in the case of Licensee, would be in material breach of this Agreement if an act or omission of a sublicensee had been made by Licensee and Licensee does not take one of the actions in Section 3.2(i) or (ii)) and such breach: (i) in the case of a breach by Licensee, causes material adverse harm to the reputation or goodwill of Licensor and/or the Licensed Marks; or (ii) in the case of a breach by Licensor, causes material adverse harm to the business operated under the Licensed Marks; and in each case, is not capable of being cured; or

(b)
in whole, by written notice to the other Party with immediate effect, upon the commencement by or against the other Party of a voluntary or involuntary proceeding under any bankruptcy, insolvency, liquidation or similar proceeding, or upon the appointment with respect to either Party of a successor, trustee, sequestrate, administrator, liquidator, receiver or similar officer, in each case, if such proceeding or appointment is not terminated within thirty (30) days.

13.4.
Licensor shall be entitled, at its sole discretion, to suspend Buyer's rights under this Agreement with respect to any affected Licensed Marks in the affected jurisdiction if Buyer is in material breach of any provision of this agreement (or would be in material breach of this agreement if an act or omission of a sublicensee had been made by Licensee and Licensee does not take one of the actions in Section 3.2(i) or (ii)) and such breach, if capable of being cured, is not cured within sixty (60) days following receipt of written notice from Licensor describing the applicable breach. If suspended, Licensor shall end the above suspension after such cure is effective.

14.	EFFECT OF TERMINATION
14.1.	Upon the termination of this Agreement:
(a)
All rights of Licensee and its sublicensees in respect of the Licensed Marks and of the copyright works referred to in Section 2.2(b) shall immediately terminate and Licensee shall cease all use of the Licensed Marks and such copyright works in the Territory;

(b)	Licensee shall cease all use of any trade dress bearing the Licensed Marks that is used by the Business for the Licensed Products together with any trade dress which consists of modifications thereto;
(c)
Licensee shall promptly delete, remove or cover the Licensed Marks from or (where such deletion or removal is not reasonably practicable) destroy all goods (including Licensed Products), stationery, advertising material and all other materials or documents (other than internal business or legal records) in the possession or under the control of Licensee onto which the Licensed Marks are incorporated and ensure that its sublicensees do the same, provided, however, that, except in connection with termination of this Agreement by Licensor pursuant to Sections 13.2(a), 13.2(b), or 13.2(c), or Section 13.3(a)(i),  Licensee and its sublicensees may continue to sell-off any inventory of goods (including Licensed Products) and packaging materials existing as of the effective date of termination which display the Licensed Marks, for a period of six (6) months after the effective date of termination of this Agreement;

(d)
Licensee shall promptly make all necessary filings with any and all offices, agencies, registrars and bodies and take all other actions necessary to adopt new corporate names, domain names, social and mobile media identifiers, registered names, and registered fictitious names that do not consist in whole or in part of, and are not dilutive of or confusingly similar to, the “Campbell” name and shall provide Licensor with written proof that such name changes have been effected as soon as reasonably practicable but in any event, shall make such filings no later than sixty (60) days after the effective expiration or termination of this Agreement; and

(e)	Licensee shall provide all reasonable assistance, including by the execution of documents, to remove or cancel any recordations of Licensee’s interest in the Licensed Marks under Section 4.1.
14.2.
Termination of this Agreement shall not affect the rights and obligations of either Party that may have accrued prior to the effective date of termination or expiration or any obligation that by its nature survives termination or expiration.  Without limiting the foregoing, the following provisions of this Agreement shall survive the termination or expiration of this Agreement: Article 1, Section 2.5, Section 2.6, Section 4.2, Section 9.4 (with regard to claims arising before termination), Article 11, Article 12, Article 14, Article 15, and Article 16 (other than Section 16.4) and Section 3.7 of Exhibit A, subject to Section 6.1.

14.3.
Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.  Neither the waiver by either Party of a breach of or a default under any of the provisions of this Agreement, nor the failure by a Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

15.	CONFIDENTIALITY
15.1.
The Parties acknowledge that, by reason of their relationship, they may have access to certain information and materials concerning the other Party and its Affiliates and its and their businesses and products which is confidential and which value would be impaired if such information were disclosed to third parties (“Confidential Information”). Each Party agrees that it shall not, and shall cause its Affiliates not to, use in any way other than to perform hereunder, whether for their own account or the account of any third party, or disclose to any person (other than their employees and counsel, or, subject to reasonable confidentiality arrangements, their contractors providing services in connection with this Agreement, in each case, on a need-to-know basis), any such Confidential Information without prior written authorization from the other Party, except as otherwise required by Law, a court of competent jurisdiction, or the rules of a national securities exchange (or as necessary for a Party to enforce its rights in this Agreement) and then only after notifying the other Party, to the extent reasonably practicable or permissible, in advance, and the Party required to make such disclosure will reasonably cooperate with any attempts by the other Party to protect the Confidential Information during such process. Each Party will take reasonable precautions to protect the confidentiality of such Confidential Information consistent with the efforts exercised by it with respect to its own Confidential Information, using at least a reasonable standard of care.  The Parties shall cooperate to comply with all applicable Laws in connection with any disclosure or transfer of information herein. Notwithstanding anything to the contrary set forth herein, a Party who receives Confidential Information (the “Receiving Party”) from the other Party (the “Disclosing Party”) shall not be required to hold in confidence information that (a) is or becomes generally available to the public other than as a result of a breach of these provisions by the Receiving Party, (b) becomes available to the Receiving Party after the Effective Date on a non-confidential basis from a source other than the Disclosing Party, provided that the source of such information was not bound by a confidentiality agreement with, or bound by any other contractual, legal or fiduciary obligation of confidentiality to, the Disclosing Party with respect to such information or (c) is independently developed by the Receiving Party without reference to or use of the Confidential Information of the Disclosing Party. This provision shall survive the termination or expiration of this Agreement.

16.	MISCELLANEOUS
16.1.
Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service), by registered or certified mail (postage prepaid, return receipt requested), or by e-mail to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 16.1):

if to Licensor:

Campbell Soup Company
One Campbell Place
Camden, NJ 08108
Attention:  General Counsel

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:  Michael J. Aiello; Jaclyn L. Cohen; Brian Parness
Facsimile:  (212) 310 8007
E-mail: michael.aiello@weil.com; jackie.cohen@weil.com; brian.parness@weil.com if to Licensee:

[●]
with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:  Kathryn King Sudol; Ian C. Ho
Facsimile:  (212) 455-2502
Email: ksudol@stblaw.com; iho@stblaw.com

Allens
Level 28, Deutsche Bank Place
126 Phillip Street
Sydney, New South Wales
Australia
Attention:  Emin Altiparmak; Tom Story
Facsimile:  +61 2 9230 5333
Email: Tom.Story@allens.com.au; Emin.Altiparmak@allens.com.au

16.2.
Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

16.3.
Entire Agreement.  This Agreement and the other Transaction Agreements constitute the entire agreement of Licensor, on the one hand, and Licensee, on the other hand, with respect to the subject matter of this Agreement and supersede all prior representations, agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the Seller Parties, on the one hand, and Buyer, on the other hand, with respect to the subject matter of the Transaction Agreements.

16.4.	Assignment and Change of Control.
(a)
Licensee may not assign this Agreement or any of its obligations or rights (including the licenses granted to Licensee) hereunder, in whole or in part, directly or indirectly (including by merger, acquisition, operation of law, or other change of control) without the prior written consent of Licensor (in Licensor’s sole discretion), except (i) to an Affiliate or to a successor pursuant to a statutory merger or internal reorganization, except to the extent subject to Part 2 of Schedule 16.5, in which case Schedule 16.5 shall apply, or (ii) to one or more third parties in compliance with Schedule 16.5 as may be applicable.  Except to the extent permitted and consummated pursuant to Section 16.5, any change of control of Licensee shall be deemed an “assignment” for purposes of this Section 16.4. Any attempted assignment or transaction in violation of this Section 16.4 shall be void.

(b)
Licensor shall be entitled to assign or transfer any rights or obligations under this Agreement without Licensee’s prior written consent and may assign or transfer any rights in or to any portion or all of the Licensed Marks; provided that, in each case, (i) such assignee or transferee of this Agreement must assume in writing all of Licensor’s assigned or transferred rights or obligations herein; (ii) Licensee shall always receive its licenses herein from the owner of the Licensed Marks and not from any intermediate entity or sublicensor; and (iii) any assignee or transferee of this Agreement and/or the Licensed Marks (A) has sufficient financial resources and ability to perform hereunder and (B) is not a Prohibited Person.  Licensor may not subject the Licensed Marks to any liens or encumbrances, unless liens or encumbrances are also granted on a material portion of Licensor’s other assets as part of the same debt financing.  Any assignment or transfer not in compliance with the foregoing proviso requires the prior written consent of Licensee in its sole discretion. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their permitted successors and assigns.

16.5.	[Reserved].
16.6.
No Third-Party Beneficiaries.  Except as provided in Article 11, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns, no Party is acting as an agent for any other Person not named herein as a Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person, the Transferred Companies, any of their Affiliates or the respective businesses of the Transferred Companies, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

16.7.
Amendment.  Except as expressly provided in this Agreement, no provision of this Agreement, including any Exhibits or Schedules hereto may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by each Party.

16.8.	Governing Law; Submission to Jurisdiction; Dispute Resolution.
(a)
This Agreement and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State without giving regard to any conflict of laws provisions that would require or permit the application of the Laws of any other jurisdiction.

(b)
Subject to Section 16.8(d) and the last two (2) sentences of this Section 16.7(b), the Parties irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each Party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts.  The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and each Party submits to jurisdiction in such jurisdiction, as required for enforcement purposes.  If any jurisdiction in the Territory requires submission to jurisdiction in such country in order to enforce or defend any of the Licensed Marks registered or applied for in such jurisdiction, the Parties hereby consent to such jurisdiction with respect to such matters.

(c)
Each Party hereby consents to process being served by the other Party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 16.1.

(d)
In case of any dispute arising out of or connected with this Agreement, a Party shall first notify the other Party in writing of the relevant dispute and, in such notice, invite the other Party to commence settlement negotiations. The Parties shall thereupon attempt in good faith to settle such dispute, through discussions between their respective Chief Executive Officers (or their designees), for a period of thirty (30) days after such notice is received.  If the matter is not resolved within such period, either Party may initiate an Action in accordance with this Section 16.8.

16.9.
Specific Performance.  Each Party acknowledges and agrees that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no adequate remedy other than specific performance would exist at law or in equity in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or either Party threatens such a breach).  Therefore, it is agreed that each Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which either Party may have under this Agreement or otherwise.  The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that either Party otherwise has an adequate remedy at law.

16.10.
Rules of Construction.  Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction:  (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, including the Exhibits and Schedules hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import shall mean “including without limitation”, unless otherwise specified; (f) references to “written” or “in writing” include in electronic form, provided that any notice given pursuant to this Agreement shall be given in accordance with Section 16.1 and any extension or waiver shall be granted in accordance with Section 14.3; (g) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (h) Licensor and Licensee have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement; (i) a reference to any Person includes such Person’s permitted successors and permitted assigns; (j) any reference to “days” means calendar days unless Business Days are expressly specified; and (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.  Further, prior drafts of this Agreement or the other Transaction Agreements or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any of the other Transaction Agreements shall not be used as an aid of construction or otherwise constitute evidence of the intent of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of such prior drafts.

16.11.
Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

16.12.
Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.12.

16.13.
Further Assurances.  Each of the Parties agrees to execute all such further instruments and documents and to take all such further actions as the other Party may reasonably require in order to effectuate the terms and purposes of this Agreement. The Parties shall act in good faith in the performance of their obligations under this Agreement.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

LICENSOR:

CAMPBELL SOUP COMPANY

By
Name:
Title:

LICENSEE:

[●]

By
Name:
Title:

[Signature Page to Trademark License Agreement]